UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

THE PNC FINANCIAL SERVICES GROUP, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	6712	25-1435979
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One PNC Plaza

249 Fifth Avenue

Pittsburgh, Pennsylvania 15222-2707

(412) 762-2000

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Richard J. Johnson

Chief Financial Officer

One PNC Plaza

249 Fifth Avenue

Pittsburgh, Pennsylvania 15222-2707

(412) 762-2000

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

George R. Bason, Jr., Esq. John H. Butler, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-3800	John L. Unger Executive Vice President, General Counsel and Secretary Mercantile Bankshares Corporation 2 Hopkins Plaza Baltimore, Maryland 21201 (410) 237-5900	Edward D. Herlihy, Esq. Nicholas G. Demmo, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of the proposed sale of the securities to the public:    As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share of Common Stock	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, par value $5.00 per share (together with related Preferred Stock Purchase Rights)	54,168,999(1)(2)	N/A	$5,815,658,269	$394,394.07(3)

(1)	As of the date hereof, rights to purchase Series G Junior Participating Preferred Stock, par value $1.00 per share, issued pursuant to the Rights Agreement, dated as of May 15, 2000, and amended as of January 1, 2003, between The PNC Financial Services Group, Inc. and The Chase Manhattan Bank, as Rights Agent (the “Rights”), are attached to and trade with the common stock, par value $5.00 per share, of PNC (the “PNC Common Stock”). The value of the attributable Rights, if any, is reflected in the market price of PNC Common Stock.
(2)	Represents the maximum number of shares of PNC Common Stock estimated to be issuable upon the completion of the merger of Mercantile Bankshares Corporation with and into PNC, based on the number of shares of Mercantile common stock, par value $2.00 per share, outstanding, or reserved for issuance under various plans, as of September 30, 2006, and the exchange of each share of Mercantile common stock for 0.4184 of a share of PNC common stock or the applicable exchange ratio for Mercantile shares reserved for issuance under various plans pursuant to the formula set forth in the Agreement and Plan of Merger, dated as of October 8, 2006, by and between PNC and Mercantile.
(3)	Pursuant to Rules 457(c) and 457(f) under the Securities Act of 1933, as amended, the registration fee is based on the average of the high and low sales prices of Mercantile common stock, as reported on the New York Stock Exchange on November 27, 2006, and computed based on the estimated maximum number of shares that may be exchanged for the PNC common stock being registered, including shares issuable upon exercise of outstanding options or other securities to acquire Mercantile common stock, less the amount of cash paid by PNC in exchange for shares of Mercantile common stock (which equals $2,129,732,380).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED NOVEMBER 30, 2006

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholder:

On October 8, 2006, Mercantile Bankshares Corporation entered into an agreement and plan of merger with The PNC Financial Services Group, Inc. pursuant to which Mercantile will merge with and into PNC, with PNC as the surviving corporation in the merger. You are invited to attend a special meeting of the stockholders of Mercantile on [        ] at [        ] a.m., local time, at [                                                             ] to vote on approval of the merger. We are sending you this proxy statement/prospectus to ask you to vote on the approval of the merger at the special meeting.

If the merger is completed, Mercantile stockholders will receive a combination of PNC common stock and cash in exchange for their Mercantile common stock. Each share of Mercantile common stock will be converted into the right to receive 0.4184 of a share of PNC common stock and $16.45 in cash, without interest. The value of the stock portion of the merger consideration will fluctuate with the market price of PNC common stock. The following table shows the closing sale prices of PNC common stock as reported on the New York Stock Exchange and of Mercantile common stock as reported on the NASDAQ on October 6, 2006, the last trading day before we announced the merger, and on [                             ], the last practicable trading day before the distribution of this document. This table also shows the implied value of the merger consideration proposed for each share of Mercantile common stock, which we calculated by multiplying the closing price of PNC common stock on those dates by 0.4184, the exchange ratio, and adding $16.45.

	PNC Common Stock			Mercantile Common Stock			Implied Value per Share of Mercantile Common Stock
At 10/06/06		$73.60			$36.78			$47.24
At [ ]	$	[	]	$	[	]	$	[	]

The market prices of both PNC common stock and Mercantile common stock will fluctuate before the merger. You should obtain current stock price quotations for PNC common stock and Mercantile common stock. PNC common stock is quoted on the NYSE under the symbol “PNC.” Mercantile common stock is quoted on the NASDAQ under the symbol “MRBK.”

We expect that the merger will generally be tax-free to you as to shares of PNC common stock you receive in the merger and generally taxable to you as to the cash you receive.

We cannot complete the merger unless Mercantile’s common stockholders approve it. In order for the merger to be approved, the holders of at least two-thirds of Mercantile’s outstanding shares must vote in favor of the merger. Regardless of whether you plan to attend the special stockholders’ meeting, please take the time to vote your shares in accordance with the instructions contained in this document. Your vote is important. Failing to vote will have the same effect as voting against the merger. The Mercantile board of directors recommends that Mercantile stockholders vote ‘FOR’ approval of the merger.

This document describes the special meeting, the merger, the documents related to the merger and other related matters. Please carefully read this entire document, including “ Risk Factors” beginning on page [    ], for a discussion of the risks relating to the proposed merger. You also can obtain information about our companies from documents that each of us has filed with the Securities and Exchange Commission.

Edward J. Kelly, III

Chairman, President, and CEO

Mercantile Bankshares Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the PNC common stock to be issued under this document or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this document is [                        ], and it is first being mailed or otherwise delivered to Mercantile stockholders on or about [                    ].

MERCANTILE BANKSHARES CORPORATION

2 Hopkins Plaza

Baltimore, Maryland 21201

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Mercantile Bankshares Corporation will hold a special meeting of stockholders at [                                    ] at [            ], local time, on [                    ], 2007 to consider and vote upon the following proposals:

•	to approve the merger of Mercantile Bankshares Corporation with and into The PNC Financial Services Group, Inc., on the terms set forth in the Agreement and Plan of Merger, dated as of October 8, 2006, by and between The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation, as it may be amended from time to time; and

•	to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve the merger.

The Mercantile board of directors has fixed the close of business on [                             ] as the record date for the special meeting. Only Mercantile stockholders of record at that time are entitled to notice of, and to vote at, the special meeting, or any adjournment or postponement of the special meeting.

In order for the merger to be approved, the holders of at least two-thirds of the Mercantile shares outstanding and entitled to vote thereon must vote in favor of approval of the merger.

Regardless of whether you plan to attend the special meeting, please submit your proxy with voting instructions. Please vote as soon as possible. If you hold stock in your name as a stockholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. You may also authorize a proxy to vote your shares by either visiting the website or calling the toll-free number shown on your proxy card. If you hold your stock in “street name” through a bank or broker, please direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of Mercantile common stock who is present at the special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before its exercise at the special meeting in the manner described in the accompanying document.

The Mercantile board of directors has approved the merger and the merger agreement and recommends that Mercantile stockholders vote ‘FOR’ approval of the merger.

BY ORDER OF THE BOARD OF DIRECTORS,

John L. Unger

Secretary

[                    ], 2007

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD.

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about PNC and Mercantile from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from the appropriate company at the following addresses:

The PNC Financial Services Group, Inc.	Mercantile Bankshares Corporation
One PNC Plaza	2 Hopkins Plaza, P.O. Box 1477
249 Fifth Avenue	Baltimore, Maryland 21203
Pittsburgh, Pennsylvania 15222-2707	Attention: David E. Borowy, Investor Relations
Attention: Investor Relations	(410) 347-8361
(412) 762-2000

You will not be charged for any of these documents that you request. Mercantile stockholders requesting documents should do so by [                    ] in order to receive them before the special meeting.

See “Where You Can Find More Information” on page [      ].

i

ii

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

The questions and answers below highlight only selected procedural information from this document. They do not contain all of the information that may be important to you. You should read carefully the entire document and the additional documents incorporated by reference into this document to fully understand the voting procedures for the special meeting.

Q:	What is the proposed transaction for which I am being asked to vote?

A:	You are being asked to approve the merger of Mercantile with and into PNC, on the terms set forth in the Agreement and Plan of Merger, dated as of October 8, 2006, by and between The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation.

Q:	What will I receive in the merger?

A:	If the merger is completed, each share of Mercantile common stock that you own will be converted into the right to receive 0.4184 of a share of PNC common stock and $16.45 in cash, without interest.

Q:	What do I need to do now?

A:	After you have carefully read this document and have decided how you wish to vote your shares, please vote your shares promptly. If you hold stock in your name as a stockholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage paid return envelope as soon as possible. You may also authorize a proxy to vote your shares by telephone or through the Internet as instructed on the proxy card. If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. Submitting your proxy card, authorizing a proxy by telephone or through the Internet, or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the special meeting.

Q:	Why is my vote important?

A:	Your failure to vote, by proxy or in person, will have the same effect as a vote against the merger. The merger must be approved by the holders of two-thirds of the outstanding shares of Mercantile common stock entitled to vote at the special meeting. The Mercantile board of directors recommends that you vote “FOR” approval of the merger.

Q:	If my shares of common stock are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker cannot vote your shares without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker.

Q:	What if I fail to instruct my broker?

A:	If you do not provide your broker with instructions, your broker generally will not be permitted to vote your shares on the merger proposal being presented at the special meeting. Because the approval of the merger requires the affirmative vote of the holders of two-thirds of the outstanding shares of Mercantile common stock, a failure to provide your broker instructions will have the same effect as a vote against the merger.

Q:	Can I attend the special meeting and vote my shares in person?

A:

Yes. All stockholders, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Holders of record of Mercantile common stock can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Q:	Can I change my vote?

A:	Yes. You may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, or by submitting another proxy via the Internet or by telephone, (2) delivering a written revocation letter to the Secretary of Mercantile, or (3) attending the special meeting in person, notifying the Secretary and voting by ballot at the special meeting. The Mercantile Secretary’s mailing address is 2 Hopkins Plaza, Baltimore, Maryland 21201.

Any stockholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy but the mere presence (without notifying the Secretary of Mercantile) of a stockholder at the special meeting will not constitute revocation of a previously given proxy.

Q:	If I am a Mercantile stockholder, should I send in my Mercantile stock certificates now?

A:	No. You should not send in your Mercantile stock certificates at this time. After the merger, the exchange agent will send you instructions for exchanging Mercantile stock certificates for the merger consideration. Unless Mercantile stockholders specifically request to receive PNC stock certificates, the shares of PNC stock they receive in the merger will be issued in book-entry form.

Q:	When do you expect to complete the merger?

A:	We expect to complete the merger in the first quarter of 2007. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of Mercantile stockholders at the special meeting and the necessary regulatory approvals.

Q:	Whom should I call with questions?

A:	Mercantile stockholders should call The Altman Group, Mercantile’s proxy solicitor, at (212) 681-9600 with any questions about the merger and related transactions.

SUMMARY

This summary highlights selected information from this document. It does not contain all of the information that is important to you. We urge you to carefully read the entire document and the other documents to which we refer in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” on page [    ]. Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

The Merger and the Merger Consideration (page [    ])

We are proposing the merger of Mercantile with and into PNC. PNC will survive the merger. If the merger is completed, you will have the right to receive 0.4184 of a share of PNC common stock and $16.45 in cash, without interest, for each share of Mercantile common stock you hold immediately prior to the merger. PNC will not issue any fractional shares of PNC common stock in the merger. Mercantile stockholders who would otherwise be entitled to a fractional share of PNC common stock will instead receive an additional amount in cash based on the average closing sale prices of PNC common stock for the five trading days immediately prior to the date on which the merger is completed.

Example: If you hold 110 shares of Mercantile common stock, you will have a right to receive 46 shares of PNC common stock, $1809.50 in cash and an additional cash payment instead of the 0.024 shares of PNC common stock that you otherwise would have received (i.e., 110 shares x 0.4184 = 46.024 shares).

What Holders of Mercantile Stock Options and Other Equity-Based Awards Will Receive (page [    ])

Upon completion of the merger:

•	Each outstanding option to purchase shares of Mercantile common stock, whether vested or not, will be cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the number of shares of Mercantile common stock subject to the outstanding portion of the option and (ii) the excess of the all cash consideration over the exercise price per share of the option. The all cash consideration will equal the sum of (a) $16.45 and (b) the product of 0.4184 multiplied by the average of the closing sale prices of PNC common stock for the five trading days immediately preceding the date of completion of the merger. The lump sum cash payment will be subject to applicable tax withholding.

•	Each outstanding restricted share and restricted stock unit of Mercantile common stock, whether vested or not, will be cancelled and converted into the right to receive, without restrictions, the merger consideration, which is (a) 0.4184 of a share of PNC common stock and (b) cash equal to $16.45. PNC will be entitled to deduct applicable tax withholding.

•	Each phantom stock unit with respect to Mercantile common stock will cease to represent rights with respect to Mercantile common stock and will be converted into, at the option of Mercantile, the all cash consideration or the merger consideration or phantom stock units with respect to an equivalent number of shares of PNC common stock. If the latter option is selected, the number of phantom stock units with respect to PNC common stock would equal the number of shares of Mercantile common stock subject to such phantom stock units multiplied by the sum of (a) $16.45 divided by the average of the closing sale prices of PNC common stock for the five trading days immediately preceding the date of completion of the merger and (b) 0.4184.

The Merger Will Generally Be Tax-Free to Mercantile Stockholders Except to the Extent of the Cash They Receive (page [    ])

PNC and Mercantile have structured the merger to qualify as a reorganization for United States federal income tax purposes, and it is a condition to their respective obligations to complete the merger that each of PNC and Mercantile receive a legal opinion to that effect. Accordingly, the merger will generally be tax-free to you, except to the extent of the cash you receive in the merger. The amount of gain that you recognize in the merger will generally be limited to the lesser of the amount of gain that you realize and the amount of cash that you receive in the merger (except for any cash you receive instead of fractional shares). The amount of gain that you realize is generally equal to the excess, if any, of the sum of the cash and the fair market value of the PNC common stock that you receive over your tax basis in the Mercantile common stock you surrender in the merger.

The United States federal income tax consequences described above may not apply to all holders of Mercantile common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Comparative Market Prices and Share Information (pages [    ] and [    ])

PNC common stock is quoted on the NYSE under the symbol “PNC.” Mercantile common stock is quoted on the NASDAQ under the symbol “MRBK.” The following table shows the closing sale prices of PNC common stock and Mercantile common stock as reported on the NYSE and the NASDAQ on October 6, 2006, the last trading day before we announced the merger, and on [    ], the last practicable trading day before the distribution of this document. This table also shows the implied value of the merger consideration proposed for each share of Mercantile common stock, which we calculated by multiplying the closing price of PNC common stock on those dates by 0.4184, the exchange ratio, and adding $16.45, the cash portion of the merger consideration.

	PNC Common Stock			Mercantile Common Stock			Implied Value of One Share of Mercantile Common Stock
At October 6, 2006		$73.60			$36.78			$47.24
At [ ]	$	[	]	$	[	]	$	[	]

The market price of PNC common stock and Mercantile common stock will fluctuate prior to the merger. You should obtain current market quotations for the shares.

Sandler O’Neill & Partners, L.P. Has Provided an Opinion to the Mercantile Board of Directors Regarding the Merger Consideration (page [    ])

Sandler O’Neill & Partners, L.P. delivered its opinion to Mercantile’s board of directors that as of October 8, 2006 and based upon and subject to the factors and assumptions set forth in the opinion, the merger consideration to be received by holders of the outstanding shares of the common stock of Mercantile under the agreement and plan of merger was fair from a financial point of view.

The full text of the written opinion of Sandler O’Neill, dated October 8, 2006, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement/prospectus. Mercantile’s shareholders are encouraged to read the opinion in its entirety. Sandler O’Neill provided its opinion for the information and assistance of the Mercantile board of directors in connection with its consideration of the transaction. The Sandler O’Neill opinion is not a recommendation as to how any holder of Mercantile common stock should vote with respect to the transaction.

The Mercantile Board of Directors Recommends that Mercantile Stockholders Vote “FOR” Approval of the Merger (page [    ])

The Mercantile board of directors believes that the merger is in the best interests of Mercantile and its stockholders and has approved the merger and the merger agreement. The Mercantile board of directors recommends that Mercantile stockholders vote “FOR” approval of the merger.

Mercantile’s Directors and Officers Have Financial Interests in the Merger That May Differ From Your Interests (page [    ])

In considering the information contained in this document, you should be aware that Mercantile’s executive officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of Mercantile stockholders. These additional interests of Mercantile’s executive officers and directors may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than you may view it as a stockholder.

Mercantile’s board of directors was aware of these interests and took them into account in its decision to approve and adopt the merger agreement. For information concerning these interests, please see the discussion under the caption “Mercantile’s Directors and Officers Have Financial Interests in the Merger.”

Holders of Mercantile Common Stock Do Not Have Appraisal Rights (page [    ])

Appraisal rights are statutory rights that allow stockholders to dissent from specified extraordinary transactions, such as a merger, and to demand that the corporation pay the “fair value” of their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the Maryland General Corporation Law. Because Mercantile common stock is listed on the NASDAQ, the holders of Mercantile common stock are not entitled to appraisal rights in the merger.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (page [    ])

Currently, we expect to complete the merger in the first quarter of 2007. As more fully described in this document and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, approval by Mercantile stockholders, the receipt of all required regulatory approvals (such as approval by the Board of Governors of the Federal Reserve System and financial regulators in Delaware, Maryland and Virginia) without a condition or a restriction that would have a material adverse effect measured relative to Mercantile, and the receipt of legal opinions by each company regarding the tax treatment of the merger.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page [    ])

We may mutually agree to terminate the merger agreement before completing the merger, even after stockholder approval, as long as the termination is approved by each of our boards of directors. In addition, either of us may decide to terminate the merger agreement, even after stockholder approval, if a governmental entity issues a non-appealable final order prohibiting the merger, if a governmental entity which must grant a regulatory approval as a condition to the merger denies such approval of the merger and such denial has become final and non-appealable, or if the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, subject to the right of the breaching party to cure the breach within 45 days following written notice (unless it is not possible due to the nature or timing of the breach for the breaching party to cure the breach). Either of us may terminate the merger agreement if the merger has not been completed by October 8, 2007, unless the reason the merger has not been completed by that date is a breach of the merger agreement by the company seeking to terminate the merger agreement.

PNC may terminate the merger agreement if the Mercantile board of directors (1) fails to recommend that Mercantile stockholders approve the merger, (2) withdraws or modifies its recommendation (or proposes to do

so) in a manner adverse to PNC, (3) recommends an alternative business combination proposal in a manner adverse to PNC, or (4) resolves to do any of the foregoing. PNC may also terminate the merger agreement if Mercantile intentionally breaches its obligation to call and hold a stockholder meeting to consider the merger or its obligation to not solicit competing acquisition proposals.

Termination Fee (page [    ])

In the event that PNC terminates the merger agreement because

•	the Mercantile board of directors (1) fails to recommend that Mercantile stockholders approve the merger, (2) withdraws or modifies its recommendation (or proposes to do so) in a manner adverse to PNC, (3) recommends an alternative business combination proposal, or (4) resolves to do any of the foregoing, or

•	Mercantile intentionally breaches its obligation to call and hold a stockholder meeting to consider the merger or its obligation to not solicit competing acquisition proposals,

Mercantile will pay PNC a $225 million termination fee.

In addition, we have agreed that if certain events occur relating to a competing business combination proposal and thereafter the merger agreement is terminated by either Mercantile or PNC:

•	if Mercantile consummates an alternative transaction within 12 months of termination of the merger agreement, Mercantile will pay PNC a $225 million termination fee.

•	if Mercantile enters into a definitive acquisition agreement with regards to an alternative transaction within 12 months of termination of the merger agreement, Mercantile will pay PNC a $75 million termination fee. If Mercantile consummates an alternative transaction with a party or affiliate of a party to such an acquisition agreement within 18 months of termination of the merger agreement, then Mercantile will pay PNC an additional $150 million fee.

Regulatory Approvals Required for the Merger (page [    ])

Mercantile and PNC have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval from the Federal Reserve Board and other state regulatory authorities, including the Delaware State Bank Commissioner, the Commissioner of Financial Regulation of the Maryland Department of Labor, Licensing and Regulation and the Bureau of Financial Institutions of the Virginia State Corporation Commission. PNC and Mercantile have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals. In obtaining the required regulatory approvals, PNC is not required to agree to any restriction or condition that would have a material adverse effect on Mercantile or PNC, measured on a scale relative to Mercantile.

Although we do not know of any reason why we cannot obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

The Board of Directors of PNC following Completion of the Merger (page [    ])

PNC has agreed in connection with the merger to appoint two individuals mutually agreed upon by PNC and Mercantile to the PNC board of directors effective as of the completion of the merger.

The Rights of Mercantile Stockholders will be Governed by Pennsylvania Law and the PNC Articles of Incorporation and Bylaws after the Merger (page [    ])

The rights of Mercantile stockholders will change as a result of the merger due to differences in PNC’s and Mercantile’s governing documents and due to the fact that the companies are incorporated in different states (Mercantile in Maryland and PNC in Pennsylvania). Page [    ] of this document contains a description of stockholder rights under each of the PNC and Mercantile governing documents and applicable state law, and describes the material differences between them.

Mercantile will Hold its Special Meeting on [    ] (page [    ])

The special meeting will be held on [        ], at [        ] a.m., local time, at [                            ]. At the special meeting, Mercantile stockholders will be asked to:

•	approve the merger; and

•	approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the merger.

Record Date. Only holders of record of Mercantile common stock at the close of business on [                         ] will be entitled to vote at the special meeting. Each share of Mercantile common stock is entitled to one vote. As of the record date of [                    ], there were [            ] shares of Mercantile common stock entitled to vote at the special meeting.

Required Vote. To approve the merger, the holders of at least two-thirds of the outstanding shares of Mercantile common stock entitled to vote must vote in favor of approving the merger. Because approval is based on the affirmative vote of at least two-thirds of shares outstanding, a Mercantile stockholder’s failure to vote or an abstention will have the same effect as a vote against the merger.

As of the record date, directors and executive officers of Mercantile and their affiliates had the right to vote [            ] shares of Mercantile common stock, or [        ]% of the outstanding Mercantile common stock entitled to be voted at the special meeting. At that date, directors and executive officers of PNC and their affiliates had the right to vote [            ] shares of Mercantile common stock entitled to be voted at the special meeting, or [        ]% of the outstanding Mercantile common stock. We currently expect that each of these individuals will vote his or her shares of Mercantile common stock in favor of the proposals to be presented at the special meeting.

Information about the Companies (page [    ])

The PNC Financial Services Group, Inc.

The PNC Financial Services Group, Inc. is a Pennsylvania corporation, a bank holding company and a financial holding company under U.S. federal law. PNC is one of the largest diversified financial services companies in the United States based on assets, operating businesses engaged in retail banking, corporate and institutional banking, asset management and global fund processing services. PNC provides many of its products and services nationally and others in PNC’s primary geographic markets located in Pennsylvania; New Jersey; the greater Washington, DC area, including Maryland and Virginia; Ohio; Kentucky; and Delaware. PNC also provides certain global fund processing services internationally. PNC stock (NYSE: PNC) is listed on the New York Stock Exchange. As of September 30, 2006, PNC had total consolidated assets of approximately $98.4 billion, total consolidated deposits of approximately $64.6 billion and total consolidated stockholders’ equity of approximately $10.8 billion. The principal executive offices of PNC are located at One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2707, and its telephone number is (412) 762-2000.

Mercantile Bankshares Corporation

Mercantile Bankshares Corporation is a Maryland corporation and a regional multibank holding company and a financial holding company headquartered in Baltimore, Maryland. It is comprised of 11 banks and a mortgage banking company. Eight banks are headquartered in Maryland, two are in Virginia and one is in Delaware. Mercantile’s largest bank, Mercantile-Safe Deposit and Trust Company, represents approximately 45% of Mercantile’s total assets and operates 40 offices in Maryland, 13 in Virginia, two in Washington, D.C. and one in Pennsylvania as of December 31, 2005. Nearly all of Mercantile’s wealth management operations and specialized corporate banking services are provided by Mercantile-Safe Deposit and Trust Company. Through its affiliated banks, Mercantile provides a full range of banking services, including mortgage, trust and investment services, designed to meet the financial needs of its customers. Mercantile Bankshares Corporation stock (NASDAQ: MRBK) is listed on The NASDAQ Global Select Market. As of September 30, 2006, Mercantile had total consolidated assets of approximately $17.6 billion, including total consolidated deposits of approximately $12.8 billion, and total consolidated stockholders’ equity of approximately $2.4 billion. The principal executive offices of Mercantile are located at 2 Hopkins Plaza, Baltimore, Maryland 21201 and its telephone number is (410) 237-5900.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF PNC

Set forth below are highlights from PNC’s consolidated financial data as of and for the years ended December 31, 2001 through 2005 and as of and for the nine months ended September 30, 2005 and 2006. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results of operations for the full year or any other interim period. PNC management prepared the unaudited information on the same basis as it prepared PNC’s audited consolidated financial statements. In the opinion of PNC management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with PNC’s consolidated financial statements and related notes included in PNC’s Annual Report on Form 10-K for the year ended December 31, 2005, and PNC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, which are incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page [    ].

PNC—Summary of Consolidated Financial Data

	Nine months ended September 30,		Year ended December 31,
	2006(a)	2005	2005	2004	2003	2002	2001(b)
Earnings (in millions)
Net interest income	$1,679	$1,599	$2,154	$1,969	$1,996	$2,197	$2,262
Provision for (recoveries of) credit losses	82	(3)	21	52	177	309	903
Noninterest income	5,358	3,019	4,173	3,572	3,263	3,197	2,652
Noninterest expense	3,498	3,199	4,344	3,744	3,482	3,227	3,414

Income from continuing operations before minority and noncontrolling interests and income taxes	3,457	1,422	1,962	1,745	1,600	1,858	597
Minority and noncontrolling interests in income of consolidated entities	23	29	33	10	32	37	33
Income taxes	1,215	423	604	538	539	621	187

Income from continuing operations	2,219	970	1,325	1,197	1,029	1,200	377
(Loss) Income from discontinued operations, net of tax						(16)	5

Income before cumulative effect of accounting change	2,219	970	1,325	1,197	1,029	1,184	382
Cumulative effect of accounting change, net of tax					(28)		(5)

Net income	$2,219	$970	$1,325	$1,197	$1,001	$1,184	$377

Per common share data
Basic earnings (loss)
Continuing operations	$7.60	$3.40	$4.63	$4.25	$3.68	$4.23	$1.27
Discontinued operations						(0.05)	0.02

Before cumulative effect of accounting change	7.60	3.40	4.63	4.25	3.68	4.18	1.29
Cumulative effect of accounting change					(0.10)		(0.02)

Net income	$7.60	$3.40	$4.63	$4.25	$3.58	$4.18	$1.27

	Nine months ended September 30,		Year ended December 31,
	2006(a)	2005	2005	2004	2003	2002	2001(b)
Diluted earnings (loss)
Continuing operations	$7.46	$3.35	$4.55	$4.21	$3.65	$4.20	$1.26
Discontinued operations						(0.05)	0.02

Before cumulative effect of accounting change	7.46	3.35	4.55	4.21	3.65	4.15	1.28
Cumulative effect of accounting change					(0.10)		(0.02)

Net income	$7.46	$3.35	$4.55	$4.21	$3.55	$4.15	$1.26

Period end balances (in millions)
Total assets	$98,436	$93,241	$91,954	$79,723	$68,168	$66,377	$69,638
Total deposits	64,572	60,214	60,275	53,269	45,241	44,982	47,304
Total borrowed funds	14,695	18,374	16,897	11,964	11,453	9,116	12,090
Total shareholders’ equity	10,758	8,317	8,563	7,473	6,645	6,859	5,823

(a)	Noninterest income for the nine months ended September 30, 2006 included the pretax impact of the following: gain on the BlackRock/MLIM transaction of $2.1 billion; securities portfolio rebalancing loss of $196 million; and mortgage loan portfolio repositioning loss of $48 million.

Noninterest expense for the nine months ended September 30, 2006 included the pretax impact of BlackRock/MLIM transaction integration costs of $91 million.

The aggregate after-tax impact of these items increased net income for the nine months ended September 30, 2006 by $1.1 billion. On a per share basis, the aggregate after-tax impact of these items increased net income by $3.75 per basic common share or $3.69 per diluted common share.

(b)	Results for 2001 reflected the cost of actions taken during the year to accelerate the repositioning of PNC’s institutional lending business and other strategic initiatives. These charges totaled $1.2 billion pre-tax and reduced 2001 net income by $768 million or $2.65 per diluted share.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF MERCANTILE

Set forth below are highlights from Mercantile’s audited consolidated financial data as of and for the years ended December 31, 2001 through 2005 and Mercantile’s unaudited consolidated financial data as of and for the nine months ended September 30, 2005 and 2006. The results of operations for the nine months ended September 30, 2006 and 2005 are not necessarily indicative of the results of operations for the full year or any other interim period. The unaudited information was prepared on the same basis as Mercantile’s audited consolidated financial statements. In the opinion of Mercantile management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with Mercantile’s consolidated financial statements and related notes included in Mercantile’s Annual Report on Form 10-K for the year ended December 31, 2005, and Mercantile’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, which are incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page [    ].

Mercantile—Summary of Consolidated Financial Data

	Nine months ended September 30,		Year ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Earnings (in millions)
Net interest income	$486	$455	$617	$545	$472	$441	$417
Provision for credit losses	0	2	2	7	12	16	13
Noninterest income	185	181	243	214	184	144	146
Noninterest expense	329	312	420	392	337	273	264

Income before income taxes	342	322	438	360	307	296	286
Income taxes	127	120	162	131	110	106	105

Net income	$215	$202	$276	$229	$197	$190	$181

Per common share data
Basic net income	$1.74	$1.67	$2.28	$1.93	$1.80	$1.82	$1.71

Diluted net income	$1.73	$1.65	$2.26	$1.92	$1.79	$1.81	$1.70

Period end balances (in millions)
Total assets	$17,575	$16,403	$16,422	$14,426	$13,695	$10,790	$9,929
Total deposits	12,775	12,040	12,077	10,799	10,263	8,261	7,447
Total borrowed funds	2,219	2,047	1,980	1,579	1,457	1,111	1,123
Total shareholders’ equity	2,393	2,151	2,915	1,918	1,841	1,324	1,230

COMPARATIVE PER SHARE DATA

The following table sets forth for PNC common stock and Mercantile common stock certain historical, pro forma and pro forma-equivalent per share financial information. The pro forma and pro forma-equivalent per share information gives effect to the merger as if the merger had been effective on the dates presented, in the case of the book value data, and as if the merger had become effective on January 1, 2005, in the case of the net income and dividends declared data. The pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting and represents a current estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of Mercantile at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. See “Accounting Treatment” on page [    ]. The information in the following table is based on, and should be read together with, the historical financial information that we have presented in our prior filings with the Securities and Exchange Commission, which we refer to as the SEC. See “Where You Can Find More Information” on page [    ].

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and revenue enhancement opportunities. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors, that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods. The Comparative Per Share Data Table for the nine months ended September 30, 2006 and the year ended December 31, 2005 combines the historical income per share data of PNC and its subsidiaries and Mercantile and its subsidiaries giving effect to the merger as if the merger had become effective on January 1, 2005, using the purchase method of accounting. Upon completion of the merger, the operating results of Mercantile will be reflected in the consolidated financial statements of PNC on a prospective basis.

	PNC Historical	Mercantile Historical	Pro Forma Combined	Pro Forma Equivalent Mercantile Share
Net income for the twelve months ended December 31, 2005:
Basic	$4.63	$2.28	$4.42	$1.85
Diluted	4.55	2.26	4.36	1.82
Net income for the nine months ended September 30, 2006:
Basic (1)	7.60	1.74	6.84	2.86
Diluted (1)	7.46	1.73	6.73	2.82
Dividends Declared:
For the year ended December 31, 2005	2.00	0.99	2.00	0.84
For the nine months ended September 30, 2006	1.60	0.82	1.60	0.67
Book Value:
As of December 31, 2005	29.21	17.81	35.67	14.92
As of September 30, 2006	36.60	19.07	41.92	17.54

(1)	See note (a) on page 8.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward-looking statements, including statements about the financial conditions, results of operations, earnings outlook and prospects of PNC, Mercantile and the potential combined company and may include statements for the period following the completion of the merger. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

The forward-looking statements involve certain risks and uncertainties. The ability of either PNC or Mercantile to predict results or the actual effects of its plans and strategies, or those of the combined company, is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include those set forth below under “Risk Factors,” as well as, among others, the following:

•	those discussed and identified in public filings with the SEC made by PNC or Mercantile;

•	completion of the merger is dependent on, among other things, receipt of stockholder and regulatory approvals, the timing of which cannot be predicted with precision and which may not be received at all;

•	the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the integration of Mercantile’s business and operations with those of PNC may take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Mercantile’s or PNC’s existing businesses; and

•	the anticipated cost savings and other synergies of the merger may take longer to be realized or may not be achieved in their entirety, and attrition in key client, partner and other relationships relating to the merger may be greater than expected.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to PNC or Mercantile or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document. Except to the extent required by applicable law or regulation, PNC and Mercantile undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this document, including the matters under the caption “Cautionary Statement Regarding Forward-Looking Statements” and the matters discussed under the caption “Risk Factors” included in the Annual Reports on Form 10-K filed by each of PNC and Mercantile for the year ended December 31, 2005 as updated by subsequently filed Forms 10-Q and 10-K, you should carefully consider the following factors in deciding whether to vote for adoption of the merger agreement.

Because the Market Price of PNC Common Stock Will Fluctuate, Mercantile Stockholders Cannot Be Sure of the Trading Price of the Merger Consideration They Will Receive.

Upon completion of the merger, each share of Mercantile common stock will be converted into merger consideration consisting of 0.4184 of a share of PNC common stock and $16.45 in cash. The market value of the stock portion of the merger consideration may vary from the closing price of PNC common stock on the date we announced the merger, on the date we mailed this document to Mercantile stockholders, on the date of the special meeting of the Mercantile stockholders and thereafter. Any change in the market value of PNC common stock prior to completion of the merger will affect the implied value of the merger consideration that Mercantile stockholders will receive upon completion of the merger. Accordingly, at the time of the special meeting, Mercantile stockholders will not know or be able to calculate the market value of the merger consideration they would receive upon completion of the merger. Neither company is permitted to terminate the merger agreement solely because of changes in the market prices of either company’s stock. There will be no adjustment to the merger consideration for changes in the market price of either shares of PNC common stock or shares of Mercantile common stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. You should obtain current market quotations for shares of PNC common stock and for shares of Mercantile common stock.

We May Fail To Realize All of the Anticipated Benefits of the Merger.

The success of the merger will depend, in part, on our ability to realize the anticipated benefits and cost savings from combining the businesses of PNC and Mercantile. However, to realize these anticipated benefits and cost savings, we must successfully combine the businesses of PNC and Mercantile. If we are not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected.

PNC and Mercantile have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Mercantile and PNC during the transition period.

The Market Price of PNC Common Stock after the Merger May Be Affected by Factors Different from Those Affecting the Shares of Mercantile or PNC Currently.

The businesses of PNC and Mercantile differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of Mercantile. For a discussion of the businesses of PNC and Mercantile and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under “Where You Can Find More Information.”

The Merger Agreement Limits Mercantile’s Ability to Pursue Alternatives to the Merger.

The merger agreement contains “no shop” provisions that, subject to specified exceptions, limit Mercantile’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of Mercantile, as well as a termination fee that is payable by Mercantile under certain circumstances. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Mercantile from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Mercantile than it might otherwise have proposed to pay.

The Merger is Subject to the Receipt of Consents and Approvals from Government Entities that May Impose Conditions that Could Have an Adverse Effect on PNC.

Before the merger may be completed, various approvals or consents must be obtained from the Federal Reserve Board and various domestic and foreign bank regulatory, antitrust, insurance and other authorities. These governmental entities, including the Federal Reserve Board, may impose conditions on the completion of the merger or require changes to the terms of the merger. Although PNC and Mercantile do not currently expect that any such conditions or changes will be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of PNC following the merger, any of which might have an adverse effect on PNC following the merger. PNC is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any conditions or restrictions that, in the aggregate, would reasonably be expected to have a material adverse effect on Mercantile or PNC, measured relative to Mercantile, but PNC could choose to waive this condition.

Mercantile Executive Officers and Directors Have Financial Interests in the Merger that May be Different from, or in Addition to, the Interests of Mercantile Stockholders.

Mercantile’s officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of Mercantile stockholders. For example, certain executive officers and employees of Mercantile may receive severance, tax gross up, bonus or retention payments, or payments with respect to outstanding equity awards, and two of the directors of Mercantile will be retained as directors of PNC and receive compensation for their services as directors of PNC.

Mercantile’s board of directors was aware of these interests and took them into account in its decision to approve and adopt the merger agreement. For information concerning these interests, please see the discussion under the caption “Mercantile’s Directors and Officers Have Financial Interests in the Merger.”

THE MERCANTILE SPECIAL MEETING

This section contains information about the special meeting of Mercantile stockholders that has been called to consider and approve the merger of Mercantile with and into PNC, with PNC as the surviving corporation in the merger.

Together with this document, we are also sending you a notice of the special meeting and a form of proxy that is solicited by the Mercantile board of directors. The special meeting will be held on [                    ], 2007, at [        ] local time, at [                                             ], subject to any adjournments or postponements.

Matters to Be Considered

The purpose of the special meeting is to vote on a proposal for approval of the merger.

You also will be asked to vote upon a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger.

Proxies

Each copy of this document mailed to holders of Mercantile common stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a stockholder of record, you should complete and return the proxy card accompanying this document to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting. You may also authorize a proxy to vote your shares by telephone or through the Internet as instructed on the proxy card.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker.

If you hold stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date or submitting another proxy via the Internet or by telephone, (2) delivering a written revocation letter to Mercantile’s Secretary or (3) attending the special meeting in person, notifying the Secretary, and voting by ballot at the special meeting. If you hold your stock in “street name” through a bank or broker, you must follow your bank’s or broker’s instructions to revoke your proxy.

Any stockholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy but the mere presence (without notifying Mercantile’s Secretary) of a stockholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Mercantile Bankshares Corporation

2 Hopkins Plaza

Baltimore, Maryland 21201

Attention: Secretary

All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” approval of the merger and “FOR” approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger. According to the Mercantile bylaws, business to be conducted at a special meeting of stockholders may only be brought before the meeting by means of Mercantile’s notice of the meeting. Accordingly, no matters other than the matters described in this document will be presented for action at the special meeting or at any adjournment or postponement of the special meeting.

Mercantile stockholders should not send Mercantile stock certificates with their proxy cards. After the merger is completed, holders of Mercantile common stock will be mailed a transmittal form with instructions on how to exchange their Mercantile stock certificates for shares of PNC common stock, the cash portion of the merger consideration and cash instead of fractional shares of PNC common stock, if applicable.

Solicitation of Proxies

Mercantile will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Mercantile will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Mercantile common stock and secure their voting instructions. Mercantile will reimburse the record holders for their reasonable expenses in taking those actions. Mercantile has also made arrangements with The Altman Group to assist in soliciting proxies and have agreed to pay them $10,000 plus reasonable expenses for these services. If necessary, Mercantile may use several of its regular employees, who will not be specially compensated, to solicit proxies from Mercantile stockholders, either personally or by telephone, facsimile, letter or other electronic means.

Record Date

The close of business on [                             ] has been fixed as the record date for determining the Mercantile stockholders entitled to receive notice of and to vote at the special meeting. At that time, [            ] shares of Mercantile common stock were outstanding, held by approximately [            ] holders of record.

Voting Rights and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Mercantile common stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions will be counted for the purpose of determining whether a quorum is present.

Approval of the merger requires the affirmative vote of the holders of at least two thirds of the outstanding shares of Mercantile common stock entitled to vote at the special meeting. You are entitled to one vote for each share of Mercantile common stock you held as of the record date. The failure to vote by proxy or in person will have the same effect as a vote against the merger.

The Mercantile board of directors urges you to promptly vote by completing, dating and signing the accompanying proxy card and to return it promptly in the enclosed postage-paid envelope or to vote by telephone or through the Internet, or, if you hold your stock in “street name” through a bank or broker, by following the voting instructions of your bank or broker.

As of the record date:

•	Directors and executive officers of Mercantile and their affiliates, had the right to vote [ ] shares of Mercantile common stock, or [ ]% of the outstanding Mercantile common stock at that date. We currently expect that each of these individuals will vote their shares of Mercantile common stock in favor of the proposals to be presented at the special meeting.

•	Directors and executive officers of PNC and their affiliates had the right to vote [ ] shares of Mercantile common stock, or [ ]% of the outstanding Mercantile common stock on that date. We currently expect that each of these individuals will vote their shares of Mercantile common stock in favor of the proposals to be presented at the special meeting.

Recommendation of the Mercantile Board of Directors

The Mercantile board of directors has approved the merger agreement and the transactions it contemplates, including the merger. The Mercantile board of directors determined that the merger, merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Mercantile and its stockholders and recommends that you vote “FOR” approval of the merger. See “The Merger—Mercantile’s Reasons for the Merger; Recommendation of the Mercantile Board of Directors” for a more detailed discussion of the Mercantile board of directors’ recommendation.

Attending the Meeting

All holders of Mercantile common stock, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Stockholders of record can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without both proper proof of share ownership and proper photo identification.

THE MERGER

Background of the Merger

The Mercantile board of directors has periodically discussed and reviewed Mercantile’s business, strategic direction, performance and prospects in the context of developments in the financial services industry and the competitive landscape in the markets in which Mercantile operates and elsewhere. The Mercantile board of directors has also at times discussed with senior management various potential strategic alternatives involving possible acquisitions or business combinations that could complement and enhance the company’s competitive strengths and strategic position. Also, senior management of Mercantile has, from time to time, had informal discussions with representatives of other financial institutions regarding industry trends and issues and exploratory discussions of the potential benefits and issues arising from possible combinations among various industry players.

PNC’s board of directors and senior management also regularly review the financial services industry environment, including the trend towards consolidation in the industry, and periodically discuss ways in which to enhance the company’s competitive position. Senior management of PNC has, over time, considered the possibility of acquisitions and strategic combinations with a variety of financial institutions and the potential strategic fit with such institutions based on their lines of businesses, their management and employee cultures and their geographic locations.

In the summer of 2006, Edward J. Kelly, III, Mercantile’s Chairman and Chief Executive Officer, was approached by two financial institutions (neither of which was PNC) that expressed interest in exploring a potential acquisition of Mercantile. Following discussions with the two institutions, Mr. Kelly discussed these developments and other strategic alternatives with Mercantile’s board of directors on September 11, 2006 and then later discussed these developments and strategic alternatives with Mercantile’s senior management team. As a result of these discussions, it was felt that further dialogue with one of the two institutions would not be productive due to the range of potential values indicated by that institution, but that further dialogue with the other institution might be advisable.

In addition, in mid-September 2006, Jim Rohr, Chairman and Chief Executive Officer of PNC, and Mr. Kelly had a telephone conversation in which they agreed to meet to discuss the possibility of a strategic combination of PNC and Mercantile.

On September 22, 2006, Mr. Kelly met with senior members of Mercantile’s senior management to discuss further a possible acquisition of Mercantile. Later the same day, a special meeting of the Mercantile board was held to discuss strategic alternatives, including a possible acquisition of Mercantile. Financial and legal advisors to Mercantile participated in this meeting. The Mercantile board instructed Mr. Kelly to continue contacts regarding a possible transaction with representatives of PNC and the institution that the board had previously determined might warrant additional dialogue.

On September 25, 2006, Mr. Kelly met with the CEO of the non-PNC financial institution referenced in the prior paragraph to discuss a potential acquisition of Mercantile. However, the potential range of values expressed by this potential acquirer was at a level that was not considered sufficient to justify further discussions.

On September 26, 2006, Messrs. Rohr and Kelly, together with representatives of Sandler O’Neill and Wachtell Lipton, met to discuss the possibility of a potential merger of Mercantile with PNC. At this meeting, Mr. Rohr indicated to Mr. Kelly that, subject to due diligence, the finalization of the other terms and conditions of a combination and final PNC board approval, PNC would be prepared to undertake a transaction at a purchase price with a value of approximately $47 per share consisting of a mix of cash and stock. As a result of this meeting, the two determined that it would be in the best interests of both companies to continue to have further discussions, and Mr. Kelly agreed that he would discuss the potential for continued discussions with the Mercantile board.

On September 29, 2006 the Mercantile board of directors held a special meeting. At this meeting, the Mercantile board met with senior management of Mercantile and the company’s outside advisors, including representatives of Sandler O’Neill and Davis Polk & Wardwell. Mr. Kelly reviewed with the Mercantile board his discussions with Mr. Rohr and PNC’s preliminary indicative price, and Mr. Kelly and senior management discussed the potential for a combination with PNC in view of Mercantile’s recent financial performance and prospects, consolidation activity in the financial services industry and the general financial services environment, and the long-term trends and other developments in the markets in which Mercantile conducts business. Representatives of Sandler O’Neill made a presentation to the board regarding the potential transaction, PNC and the pro forma combined enterprise, and described Sandler O’Neill’s preliminary financial analysis regarding the potential transaction. The board, management and the company’s advisors also discussed PNC and its financial and strategic position, noting the greater scale and scope that would result from a combination, their belief that PNC and Mercantile enjoyed similar cultures and business philosophies, and their belief that a combination of the two companies could provide benefits to stockholders, customers, employees and the communities Mercantile serves. At the conclusion of this meeting the Mercantile board authorized management to continue to explore the possibility of a potential merger with PNC, to further develop the terms of such a merger and to commence due diligence regarding such a potential transaction. In addition, the board also concurred with the conclusions of Mr. Kelly and senior management of Mercantile that the goal of developing highest value for Mercantile shareholders would be best served by ceasing further discussions with any other potential acquirors and focusing the efforts of the negotiating team on the opportunity for a transaction with PNC.

On October 2, 2006, PNC and Mercantile entered into a customary confidentiality agreement and began their respective due diligence investigations. Over the course of the week of October 2, the parties, together with their financial, legal and other advisors, continued their diligence investigations and discussions relating to the key terms of a transaction. Also during this period, counsel to PNC and Mercantile, working with the companies, began to draft and negotiate definitive transaction documentation, and PNC and Mercantile updated their respective boards regarding the status of discussions and the results of the on-going due diligence investigations.

On October 8, 2006, following the conclusion of due diligence, the Mercantile board of directors met. A representative of Venable, LLP described the board’s duties and responsibilities under Maryland law, and responded to questions from directors. Mr. Kelly updated the board on the progress of negotiations with PNC, described the key elements of the proposed merger and discussed with the board the strategic reasons for the proposed merger. Senior management then described to the board the due diligence regarding PNC conducted by Mercantile and its advisors. Representatives of Sandler O’Neill then presented a summary of its financial analysis of the proposed merger and delivered its opinion that, as of that date, the consideration to be received by Mercantile’s stockholders in the merger was fair from a financial point of view to Mercantile’s stockholders. A discussion followed. A representative of Davis Polk then made a presentation to the board describing the key terms of the merger and the merger agreement, and a discussion followed. Discussion followed concerning the amounts to be received by certain members of management in connection with a potential transaction. Following further discussion and deliberations, the members of the board present at the meeting unanimously approved the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend that Mercantile’s stockholders vote to adopt the merger agreement.

Also on October 8, the PNC board of directors held a special meeting at which members of PNC’s senior management and PNC’s legal and financial advisors made various presentations about, and the board discussed, the potential strategic combination with Mercantile and the proposed terms of the merger. At this meeting, the PNC board approved the merger agreement and the transactions contemplated by the merger agreement.

Following approval of each board of directors, the parties and their counsel continued to finalize and document the legal terms of the definitive documentation for the transaction. Thereafter, the parties executed the merger agreement and on October 9, 2006, the transaction was announced in a joint press release.

Mercantile’s Reasons for the Merger; Recommendation of the Mercantile Board of Directors

In reaching its conclusion that the merger agreement and the merger are advisable and in the best interests of Mercantile and its stockholders, and in approving the merger agreement and the transactions contemplated thereby, Mercantile’s board of directors considered and reviewed the transaction and its terms with Mercantile’s senior management, as well as its financial and legal advisors, and considered a number of factors. The following include the material factors considered by Mercantile’s board of directors:

•	The value to be received by Mercantile stockholders under the merger agreement relative to the historical trading price of Mercantile common stock, including the fact that as of the date of the merger agreement, the merger consideration represented a premium of approximately 28% over the closing price of Mercantile common stock on October 6, 2006, the last trading day before the merger agreement was signed.

•	The ability of Mercantile stockholders, through the PNC common stock component of the merger consideration, to participate in the potential growth of the combined PNC and Mercantile institutions following consummation of the transaction.

•	The financial analyses conducted by Sandler O’Neill and its opinion to the board of directors that, as of the date of the merger agreement, the consideration to be received by Mercantile’s stockholders was fair from a financial point of view to Mercantile’s stockholders.

•	The expectation that the receipt of PNC common stock by Mercantile stockholders would generally be tax-free for U.S. federal income tax purposes.

•	The potential alternatives available to Mercantile, including other potential extraordinary transactions and the alternative of remaining independent, and the risks and challenges inherent in successfully implementing Mercantile’s business plans.

•	The interest rate and economic environment and management’s view of their impact on regional banks like Mercantile over the near and medium term.

•	The competitive environment facing regional banks like Mercantile, and management’s belief that Mercantile’s customers and employees would benefit from a combination with PNC due to the combined entity’s enhanced ability to serve its customers more broadly and effectively because of the combined entity’s greater scale, broader product portfolio, stronger retail platform and robust technology.

•	The fact that Mercantile has minimal overlap with PNC, and the resulting opportunity for PNC to extend its franchise to Mercantile’s branch networks, lending franchises and institutional wealth management clients while retaining and utilizing Mercantile’s customer-facing employees and management’s belief that the minimal overlap would provide opportunities to Mercantile employees in the combined PNC-Mercantile organization that may not typically be available in acquisitions involving organizations with a greater overlap of businesses.

•	Management’s belief in the compatibility of PNC’s and Mercantile’s culture and focus on traditional customer segments, regional structure, dedication to customer service and commitment to their communities.

•	The results of the due diligence investigation of PNC conducted by Mercantile’s management and advisors.

•	The previous experience of PNC’s management in successfully integrating acquisition transactions, including Riggs National Bank.

•	Management’s belief that the merger would likely be approved by the appropriate regulatory authorities without undue conditions or delay and in accordance with the terms proposed.

•	The terms and conditions of the merger agreement, including:

•	the limited number and nature of the conditions to PNC’s obligation to consummate the merger;

•	the $25 million donation that the PNC Foundation will make at the effective time of the merger to Mercantile’s foundation for charitable causes in the Baltimore area;

•	PNC’s agreement to provide Mercantile employees with aggregate salary and benefits that are substantially similar to the salary and benefits provided by Mercantile prior to the merger or that are no less favorable than the salary and benefits provided by PNC to its employees;

•	PNC’s agreement to provide certain severance benefits to Mercantile employees for the one-year period after closing of the merger; and

•	PNC’s agreement to appoint two individuals mutually agreed by Mercantile and PNC to PNC’s board of directors at closing.

The board of directors also considered potentially adverse factors and risks in reaching its conclusion, including:

•	Mercantile’s history and heritage and the potential, impact on the greater Baltimore community of the loss of a leading independent regional bank.

•	The terms and conditions of the merger agreement, including:

•	the termination fee of up to $225 million that Mercantile would be required to pay if the merger agreement is terminated under certain circumstances;

•	the restrictions imposed on Mercantile from soliciting alternative transactions and the inability of Mercantile to terminate the merger agreement in order to accept an alternative proposal;

•	the fact that Mercantile’s board of directors may withdraw, modify or condition its recommendation that Mercantile’s stockholders approve the merger only if the board determines, after consultation with its outside financial and legal advisors, that the failure to take such action would be inconsistent with its fiduciary obligations under applicable law; and

•	the requirement that Mercantile must submit the merger agreement to a vote of Mercantile’s stockholders notwithstanding any withdrawal or modification of the board of director’s recommendation that Mercantile’s stockholders approve the merger.

•	The complexity and risks involved in successfully integrating Mercantile and PNC in a timely manner, and the potential impact of integration on various constituencies.

•	The taxable nature for U.S. federal income tax purposes of the cash portion of the merger consideration received by Mercantile stockholders.

•	The fact that the interests of certain of Mercantile’s officers and directors may be said to be different from, or in addition to, the interests of stockholders generally.

The above discussion of the information and factors considered by Mercantile’s board of directors is not intended to be exhaustive, but indicates the material matters considered by the board of directors. In reaching its determination to approve the merger agreement and the transactions which it contemplates, the board did not quantify, rank or assign any relative or specific weight to, the foregoing factors, and individual directors may have considered various factors differently and may have given differing weights to different factors. Mercantile’s board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Mercantile’s board of directors based its determination on the totality of the information presented.

Mercantile’s board of directors determined, by unanimous vote of all directors present in person or by telephone at the meeting of the board of directors, that the merger on the terms and conditions set forth in the merger agreement is advisable and in the best interests of Mercantile and its stockholders. Accordingly, Mercantile’s board of directors, by unanimous vote of all directors present in person or by telephone at the meeting of the board of directors, approved and adopted the merger agreement and the transactions contemplated thereby, and recommends that Mercantile stockholders vote “FOR” the proposal to approve the merger agreement.

Opinion of Mercantile’s Financial Advisor

By letter dated October 3, 2006 Mercantile retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with another financial institution. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Mercantile in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the October 8, 2006 meeting at which Mercantile’s board of directors considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing that, as of such date, the consideration to be received in the transaction was fair to Mercantile’s shareholders from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Annex B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge Mercantile shareholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Mercantile board and is directed only to the fairness of the merger consideration to Mercantile shareholders from a financial point of view. It does not address the underlying business decision of Mercantile to engage in the merger or any other aspect of the merger and is not a recommendation to any Mercantile shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its October 8, 2006 opinion, Sandler O’Neill reviewed and considered, among other things:

(1) the Agreement;

(2) certain publicly available financial statements and other historical financial information of Mercantile that Sandler O’Neill deemed relevant;

(3) certain publicly available financial statements and other historical financial information of PNC that Sandler O’Neill deemed relevant;

(4) consensus median earnings per share estimates for the years ending December 31, 2006 and 2007 published by Institutional Brokers Estimate System (“I/B/E/S”) and reviewed with management of Mercantile;

(5) consensus median earnings per share estimates for PNC for the years ending December 31, 2006 and 2007 published by I/B/E/S and reviewed with management of PNC;

(6) the pro forma financial impact of the Merger on PNC, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined by the senior management of PNC and as discussed with the senior management of Mercantile and PNC;

(7) publicly reported historical price and trading activity for the common stock of Mercantile and PNC, including a comparison of certain financial and stock market information for Mercantile and PNC with similar publicly available information for certain other companies the securities of which are publicly traded;

(8) to the extent publicly available, the financial terms of certain recent business combinations in the commercial banking industry;

(9) certain information concerning PNC, its business, financial condition, results of operations and prospects shared with Sandler O’Neill in discussions with members of senior management of PNC;

(10) the current market environment generally and the banking environment in particular; and such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Mercantile the business, financial condition, results of operations and prospects of Mercantile and held similar discussions with certain members of management of PNC regarding the business, financial condition, results of operations and prospects of PNC.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise provided to Sandler O’Neill by Mercantile or PNC and further relied on the assurances of management of Mercantile and PNC that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O’Neill was not asked to and did not independently verify the accuracy or completeness of any of such information and they did not assume any responsibility or liability for the accuracy or completeness of any of such information. Sandler O’Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of Mercantile or PNC or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O’Neill is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of Mercantile or PNC, nor did it review any individual credit files relating to Mercantile or PNC. With Mercantile’s consent, Sandler O’Neill assumed that the respective allowances for loan losses for both Mercantile and PNC were adequate to cover such losses.

Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O’Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Sandler O’Neill also assumed, with Mercantile’s consent, that there has been no material change in Mercantile’s and PNC’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to it that Mercantile and PNC will remain as going concerns for all periods relevant to its analyses, and that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. Finally, with Mercantile’s consent, Sandler O’Neill relied upon the advice that Mercantile received from its legal and tax advisors as to all legal and tax matters relating to the Merger and the other transactions contemplated by the merger agreement.

In rendering its October 8, 2006 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Mercantile or PNC and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Mercantile or PNC and the companies to which they are being compared.

The earnings projections used and relied upon by Sandler O’Neill in its analyses were the publicly available I/B/E/S estimates for Mercantile and PNC, which were discussed with management of Mercantile and PNC, respectively. These earnings estimates and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger were reviewed with the senior managements of PNC and Mercantile. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based. These projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Mercantile, PNC and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Mercantile board at its October 8, 2006 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Mercantile’s common stock or PNC’s common stock or the prices at which Mercantile’s or PNC’s common stock may be sold at any time.

Summary of the Transaction. Sandler O’Neill reviewed the financial terms of the transaction. Based upon the ten-day average closing price of PNC’s common stock on October 6, 2006 of $73.01 per share, the exchange ratio of 0.4184 and the cash payment of $16.45, and based upon per-share financial information for Mercantile for the twelve months ended June 30, 2006 with balance sheet related adjustments made for the then pending acquisition of James Monroe Bancorp (“James Monroe”), which closed on July 17, 2006, Sandler O’Neill calculated the following ratios:

Transaction Ratios

Transaction value/Last 12 months’ Earnings Per Share	20.2	x
Transaction value/Estimated 2006 Earnings Per Share	19.8	x
Transaction value/Estimated 2007 Earnings Per Share	18.4	x
Transaction value/Tangible book value per share	391%
Tangible book premium/Core deposits¹	40.8%

¹	Assumes Mercantile’s total core deposits are $10.9 billion. Excludes certificates of deposit greater than $100,000.

The aggregate transaction value was calculated by Sandler O’Neill to be approximately $5.961 billion, based upon 125,474,855 shares of Mercantile common stock outstanding and including the intrinsic value of options to purchase an aggregate of 3,259,612 shares with a weighted average strike price of $27.46 per share. Sandler O’Neill noted that the transaction value represented a 27.8% premium over the October 6, 2006 closing value of Mercantile’s common stock.

Sandler O’Neill reviewed, in addition to the financial terms of the transaction ratios, the effect of a change in PNC’s stock price to the common stock consideration paid to Mercantile. Applying a range of PNC stock prices of $63.00 to $83.00 (in $2.00 increments), with a fixed cash consideration of $16.45 per share, it was noted that the total per share consideration would range from $42.81 to $51.18. This per share consideration range resulted in an aggregate transaction value range of $5.421 billion to $6.499 billion, based upon 125,474,855 shares of Mercantile common stock outstanding and including the intrinsic value of options to purchase an aggregate of 3,259,612 shares with a weighted average strike price of $27.46 per option. Sandler O’Neill calculated the following transaction values and transaction ratios:

										Transaction Multiples
Buyer’s Stock Price	% Change in Stock Price	Offer Price Per Share	Stock Portion Per Share	% Value Stock	Cash Portion Per Share	% Value Cash	Intrinsic Value Options ($mm)	Aggregate Value ($mm)	% Change in Aggregate Value ($mm)	Price/ LTM EPS (x)		Price/ TBV (%)	Premium to Core Deposits (%)
$83.00	13.7%	$51.18	$34.73	67.9%	$16.45	32.1%	$77.3	$6,499	9.0%	22.0	x	426%	45.7%
$81.00	10.9%	$50.34	$33.89	67.3%	$16.45	32.7%	$74.6	$6,391	7.2%	21.6	x	419%	44.7%
$79.00	8.2%	$49.50	$33.05	66.8%	$16.45	33.2%	$71.8	$6,283	5.4%	21.2	x	412%	43.8%
$77.00	5.5%	$48.67	$32.22	66.2%	$16.45	33.8%	$69.1	$6,176	3.6%	20.9	x	405%	42.8%
$75.00	2.7%	$47.83	$31.38	65.6%	$16.45	34.4%	$66.4	$6,068	1.8%	20.5	x	398%	41.8%
$73.01	0.0%	$47.00	$30.55	65.0%	$16.45	35.0%	$63.7	$5,961	0.0%	20.2	x	391%	40.8%
$71.00	(2.8)%	$46.16	$29.71	64.4%	$16.45	35.6%	$60.9	$5,852	(1.8)%	19.8	x	384%	39.8%
$69.00	(5.5)%	$45.32	$28.87	63.7%	$16.45	36.3%	$58.2	$5,745	(3.6)%	19.5	x	377%	38.8%
$67.00	(8.2)%	$44.48	$28.03	63.0%	$16.45	37.0%	$55.5	$5,637	(5.4)%	19.1	x	370%	37.8%
$65.00	(11.0)%	$43.65	$27.20	62.3%	$16.45	37.7%	$52.7	$5,529	(7.2)%	18.7	x	363%	36.8%
$63.00	(13.7)%	$42.81	$26.36	61.6%	$16.45	38.4%	$50.0	$5,421	(9.0)%	18.4	x	356%	35.9%

Stock Trading History. Sandler O’Neill reviewed the history of the reported trading prices and volume of Mercantile’s and PNC’s common stock for the one-year and three-year periods ended October 6, 2006. As described below, Sandler O’Neill then compared the relationship between the movements in the prices of Mercantile’s and PNC’s common stock to movements in the prices of the NASDAQ Bank Index, the S&P 500 Index, and the S&P Bank Index. During the one year period ended October 6, 2006, Mercantile underperformed each of the indices to which it was compared. During the three-year period ended the same day, Mercantile outperformed each of the indices to which it was compared.

Mercantile’s Stock Performance

	Beginning Index Value October 6, 2005	Ending Index Value October 6, 2006
Mercantile	100.0%	104.5%
NASDAQ Bank Index	100.0	111.7
S&P 500 Index	100.0	113.3
S&P Bank Index	100.0	118.8

	Beginning Index Value October 6, 2003	Ending Index Value October 7, 2006
Mercantile	100.0%	135.5%
NASDAQ Bank Index	100.0	121.3
S&P 500 Index	100.0	130.5
S&P Bank Index	100.0	130.6

During the one-year period and the three-year period ended October 6, 2006, PNC generally outperformed each of the indices to which it was compared.

PNC’s Stock Performance

	Beginning Index Value October 6, 2005	Ending Index Value October 6, 2006
PNC	100.0%	129.6%
NASDAQ Bank Index	100.0	111.7
S&P 500 Index	100.0	113.3
S&P Bank Index	100.0	118.8

	Beginning Index Value October 6, 2003	Ending Index Value October 7, 2006
PNC	100.0%	149.4%
NASDAQ Bank Index	100.0	121.3
S&P 500 Index	100.0	130.5
S&P Bank Index	100.0	130.6

Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for Mercantile and PNC with groups of financial institutions selected by Sandler O’Neill for Mercantile and PNC, respectively. For Mercantile, the peer groups consisted of the following: (1) a Nationwide Regional Comparable Group consisting of publicly traded regional banking institutions each having a market capitalization greater than $1.9 billion as of October 6, 2006 and (2) a Mid-Atlantic Comparable Group consisting of publicly traded Mid-Atlantic banking institutions each having a market capitalization greater than $700 million as of October 6, 2006.

Mercantile Nationwide Regional Comparable Group

Zions Bancorporation	Cullen/Frost Bankers, Inc.
Compass Bancshares, Inc.	City National Corporation
Commerce Bancorp, Inc.	Valley National Bancorp
Colonial BancGroup, Inc.	South Financial Group, Inc.
Commerce Bancshares, Inc.

Mercantile Mid-Atlantic Comparable Group

Wilmington Trust Corporation	Fulton Financial Corporation
Webster Financial Corporation	United Bankshares, Inc.
Susquehanna Bancshares, Inc.	Provident Bankshares Corporation
First Charter Corporation

The analysis compared publicly available financial information for Mercantile as of and for the twelve months ended June 30, 2006 with that of the Mercantile peer group as of and for the twelve month period ended June 30, 2006. The table below sets forth the data for Mercantile and the median data for the Mercantile peer groups, with pricing data as of October 6, 2006.

Comparable Group Analysis

	Mercantile		Mercantile Nationwide Regional Comparable Group		Mercantile Mid-Atlantic Comparable Group
Market Capitalization ($mm)	$4,615		$3,314		$1,565
Price/tangible book value per share	306%		292%		335%
Price/2006 Estimated Earnings per share¹	15.5	x	15.9	x	15.2	x
Price/2007 Estimated Earnings per share²	14.4	x	14.5	x	14.3	x
I/B/E/S long-term growth	9.0%		10.0%		8.5%
2007 Price/Earnings to Growth	1.6	x	1.4	x	1.7	x
Premium to Core Deposits	28.5%		20.9%		22.2%

¹	Based upon publicly available median I/B/E/S estimates for the year ending December 31, 2006 for Mercantile, which was discussed with management of Mercantile.
²	Based upon publicly available median I/B/E/S estimates for the year ending December 31, 2007 for Mercantile, which was discussed with management of Mercantile.

PNC Nationwide Comparable Group

Wells Fargo & Company	Wachovia Corporation
U.S. Bancorp	SunTrust Banks, Inc.
Bank of New York Company, Inc.	BB&T Corporation
National City Corporation	Fifth Third Bancorp
KeyCorp

The analysis compared publicly available financial information for PNC with that of each of the companies in the PNC peer groups as of and for the twelve months ended June 30, 2006. The table below sets forth the data for PNC and the median data for the PNC peer groups, with pricing data as of October 6, 2006.

	PNC		PNC Nationwide Peer Group
Market Capitalization ($mm)	$21,690		$27,366
Price/tangible book value per share	318%		396%
Price/2006 Estimated Earnings per share¹	14.6	x	13.2	x
Price/2007 Estimated Earnings per share²	13.0	x	12.1	x
I/B/E/S long-term growth	9.3%		9.5%
2007 Price/Earnings to Growth	1.4	x	1.3	x
Premium to Core Deposits	26.7%		28.9%

¹	Based upon publicly available median I/B/E/S estimates for the year ending December 31, 2006 for PNC, which was discussed with management of PNC.
²	Based upon publicly available median I/B/E/S estimates for the year ending December 31, 2007 for PNC, which was discussed with management of PNC.

Analyst Recommendation and Estimates Analysis. Sandler O’Neill used publicly available I/B/E/S research analyst estimates and recommendations to outline the current analyst views for Mercantile and PNC respectively. For Mercantile, the analysts consisted of the following:

Firms with Published Mercantile Research

BB&T Capital Markets	KeyBanc Capital Markets
Credit Suisse	Lehman Brothers Inc.
Davenport & Company	Merrill Lynch & Co.
Ferris Baker Watts Inc.	Miller Tabak & Co.
FIG Partners LLC	Prudential Equity Group LLC
Fox-Pitt Kelton Inc.	RBC Capital Markets
Friedman Billings Ramsey & Co.	Ryan Beck & Co.
FTN Midwest	Stifel Nicolaus & Co.
J.J.B. Hilliard W. L. Lyons	Sturdivant & Co.
Keefe Bruyette & Woods Inc.	SunTrust Robinson Humphrey

The analysis compared published recommendations, price targets, long term growth rates, 2006 earnings per share estimates and 2007 earnings per share estimates. As of October 6, 2006 seventeen research analysts had published recommendations for Mercantile, composed of thirteen “Hold” recommendations, one “Sell” recommendation and three “Buy” recommendations. The table below sets forth the median I/B/E/S published estimates and price targets for Mercantile as of October 6, 2006.

Mercantile
Target Price ($)	$39.00
I/B/E/S Long Term Growth Rate	9.00%
I/B/E/S 2006 Estimated Earnings per share	$2.37
I/B/E/S 2007 Estimated Earnings per share	$2.56

For PNC, the analysts consisted of the following:

Firms with Published PNC Research

A.G. Edwards Inc.	Merrill Lynch & Co.
Banc of America Securities	Morgan Stanley
Bear, Stearns & Company	NAB Research LLC
CIBC World Markets Corporation	Oppenheimer & Co.
Citigroup Investment Research	Prudential Equity Group LLC
Fox-Pitt Kelton Inc.	Punk Ziegel & Co.
Friedman Billings Ramsey & Co.	RBC Capital Markets
Goldman, Sachs & Co.	Sandler O’Neill & Partners LP
Keefe Bruyette & Woods Inc.	Sanford C. Bernstein & Co. LLC
Lehman Brothers, Inc.	UBS Securities LLC

The analysis compared published recommendations, price targets, long term growth rates, 2006 earnings per share estimates and 2007 earnings per share estimates. As of October 6, 2006 nineteen research analysts had published recommendations for PNC, composed of eleven “Hold” recommendations and eight “Buy” recommendations. The table below sets forth the median I/B/E/S published estimates and price targets for PNC as of October 6, 2006.

PNC
Target Price ($)	$77.50
I/B/E/S Long Term Growth Rate	9.25%
I/B/E/S 2006 Estimated Earnings per share	$5.05
I/B/E/S 2007 Estimated Earnings per share	$5.67

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 21 merger transactions announced nationwide from January 1, 2001 through October 6, 2006 involving the acquisitions of commercial banking institutions with announced transaction values greater than $1 billion. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months’ earnings, transaction price to this year’s estimated earnings, transaction price to tangible book value, tangible book premium to core deposits, and premium to market value. The median multiples from this nationwide group was compared to the proposed transaction ratios.

Comparable Transaction Metrics

	PNC/Mercantile Metric		Median Nationwide Metric
Transaction price/Last twelve months earnings per share	20.2	x	19.2	x
Transaction price/Estimated 2006 earnings per share	19.8	x	17.4	x
Transaction price/Tangible book value	391%		364%
Tangible book premium/Core deposits¹	40.8%		27.3%
Market Premium²	27.8%		24.3%

¹	Assumes Mercantile’s core deposits total $10.9 billion.
²	Based on Mercantile’s closing price of $36.78 per share as of October 6, 2006.

Discounted Cash Flow Analysis. Sandler O’Neill performed an analysis that estimated the future stream of after-tax cash flows of Mercantile through December 31, 2011 under various circumstances, assuming Mercantile’s core dividend payout ratio of 47.3% and that Mercantile performed in accordance with the earnings and growth projections reviewed with management of Mercantile. To approximate the terminal value of Mercantile common stock at December 31, 2011, Sandler O’Neill applied price to earnings multiples ranging from 13x to 16x. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 10.0% to 13.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Mercantile common stock. In addition, the terminal value of Mercantile’s common stock at December 31, 2011 was calculated using a 14x price to last twelve months earnings multiple applied to a range of discounts and premiums to the projected net income of Mercantile. The range applied to the projected net income was 10% under the projected amount to 10% over the projected amount, using a range of discount rates from 10.0% to 13.0% for the tabular analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share for Mercantile’s common stock of $37.29 to $48.11 when applying the price to earnings multiples to the matched projections and $35.45 to $47.99 when applying the discount rates and a 14x price to earnings multiples to the -10% / +10% projection.

	Earnings Per Share Multiples
	13.0x	14.0x	15.0x	16.0x
10.0%	$41.65	$43.80	$45.96	$48.11
11.0%	$40.12	$42.17	$44.23	$46.28
12.0%	$38.66	$40.62	$42.58	$44.54
13.0%	$37.29	$39.16	$41.03	$42.90

With Projected Net Income Variance:

	Discount Rates
	10.0%	11.0%	12.0%	13.0%
10.00%	$47.99	$46.19	$44.48	$42.86
8.00%	$47.15	$45.38	$43.71	$42.12
6.00%	$46.31	$44.58	$42.94	$41.38
4.00%	$45.48	$43.78	$42.17	$40.64
2.00%	$44.64	$42.97	$41.40	$39.90
0.00%	$43.80	$42.17	$40.62	$39.16
(2.00)%	$42.97	$41.37	$39.85	$38.42
(4.00)%	$42.13	$40.56	$39.08	$37.68
(6.00)%	$41.29	$39.76	$38.31	$36.93
(8.00)%	$40.45	$38.96	$37.54	$36.19
(10.00)%	$39.62	$38.15	$36.77	$35.45

In connection with its analyses, Sandler O’Neill considered and discussed with the Mercantile board of directors how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted cash flow and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Sandler O’Neill performed an analysis that estimated the future stream of after-tax cash flows of PNC through December 31, 2011 under various circumstances, assuming PNC’s core dividend payout ratio of 43.6% and that PNC performed in accordance with the earnings and growth projections reviewed with and confirmed by management of PNC. To approximate the terminal value of PNC common stock at December 31, 2011, Sandler O’Neill applied price to earnings multiples ranging from 12x to 15x. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 11.0% to 14.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of PNC common stock. In addition, the terminal value of PNC’s common stock at December 31, 2011 was calculated using a 13x price to last twelve months earnings multiple applied to a range of discounts and premiums to the projected net income of PNC. The range applied to the projected net income was 10% under the projected amount to 10% over the projected amount, using a range of discount rates from 11.0% to 14.0% for the tabular analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share for PNC’s common stock of $69.79 to $91.00 when applying the price to earnings multiples to the matched projections and $66.52 to $90.25 when applying the discount rates and a 13x price to earnings multiples to the -10% / +10% projection.

	Earnings Per Share Multiples
	12.0x	13.0x	14.0x	15.0x
11.0%	$77.93	$82.29	$86.64	$91.00
12.0%	$75.07	$79.23	$83.39	$87.55
13.0%	$72.36	$76.33	$80.30	$84.27
14.0%	$69.79	$73.58	$77.37	$81.16

With Projected Net Income Variance:

	Discount Rates
	11.0%	12.0%	13.0%	14.0%
10.00%	$90.25	$86.88	$83.68	$80.65
8.00%	$88.66	$85.35	$82.21	$79.23
6.00%	$87.06	$83.82	$80.74	$77.82
4.00%	$85.47	$82.29	$79.27	$76.41
2.00%	$83.88	$80.76	$77.80	$75.00
0.00%	$82.29	$79.23	$76.33	$73.58
(2.00)%	$80.69	$77.70	$74.86	$72.17
(4.00)%	$79.10	$76.17	$73.39	$70.76
(6.00)%	$77.51	$74.64	$71.92	$69.35
(8.00)%	$75.92	$73.11	$70.45	$67.93
(10.00)%	$74.32	$71.58	$68.99	$66.52

In connection with its analyses, Sandler O’Neill considered and discussed with the Mercantile board of directors how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted cash flow and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes on March 1, 2007; (2) 100% of the Mercantile shares are exchanged for shares of PNC common stock and cash at total price per share of $47.00 dollars; (3) I/B/E/S median earnings per share estimates for 2006 and 2007 of $5.05 and $5.67 for PNC, respectively, and $2.37 and $2.56 for Mercantile, respectively; (4) 2008 earnings per share estimates are derived using the median I/B/E/S long-term growth rates for each company applied to the 2007 I/B/E/S median earnings per share estimate; (5) no purchase accounting adjustments related to securities; (6) 25% cost saves on Mercantile’s non-interest expense base or $108 million plus an additional $27 million in savings attributable to PNC’s initiatives, 33% of which is phased in 2007 and 100% of which is phased in 2008; (7) 5.75% pre-tax cost of cash used to fund the deal; (8) after-tax restructuring charges of $97.2 million capitalized at close and $44.5 million deduction to net income in 2007; (9) 3.6% core deposit intangible amortized over 10 years using sum of years digits methodology; (10) tax rate of 37.7%; (11) no deposit divestitures; and (12) PNC will repurchase shares of PNC common stock with the goal of managing its tangible common equity to tangible asset ratio to approximately 5.5%.

Based upon those assumptions, Sandler O’Neill’s analysis indicated that during the years ended December 31, 2007 and December 31, 2008 the merger would be dilutive to PNC’s earnings per share in 2007, accretive to PNC’s earnings per share in 2008, dilutive to PNC’s cash earnings per share in 2007, and accretive to PNC’s cash earnings per share in 2008.

From the perspective of a Mercantile shareholder, the analysis indicated that at the years ended December 31, 2007 and December 31, 2008, the merger would be accretive to Mercantile’s earnings per share, dilutive to Mercantile’s tangible book value per share and accretive to Mercantile’s dividends per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill Relationship. Mercantile has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $18,000,000 of which $5,000,000 has been paid and the balance of which is contingent, and payable, upon closing of the merger. Sandler O’Neill has also received a fee of $1,000,000, as part of the transaction fee already paid, for rendering its opinion, which will be credited against that portion of the transaction fee due upon closing of the merger. Mercantile has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Sandler O’Neill has, in the past, provided certain investment banking services to both Mercantile and PNC and has received compensation for such services. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Mercantile and PNC and their affiliates. Sandler O’Neill may also actively trade the debt or equity securities of Mercantile and/or PNC or their affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Board of Directors and Management of PNC Following Completion of the Merger

Upon completion of the merger, the current directors and officers of PNC are expected to continue in their current positions. Two additional directors will be added to PNC’s board of directors, with the additional directors to be mutually agreed upon by Mercantile and PNC.

Information about the current PNC directors and executive officers can be found in PNC’s proxy statement dated March 24, 2006. Information about the current Mercantile directors and executive officers can be found in Mercantile’s proxy statement dated March 29, 2006. PNC’s and Mercantile’s Annual Reports on Form 10-K for the year ended December 31, 2005 are incorporated by reference in this document. See “Where You Can Find More Information” on page [    ].

For more information see “—Mercantile’s Directors and Officers Have Financial Interests in the Merger” on page [    ].

Public Trading Markets

PNC common stock trades on the NYSE under the symbol “PNC”. Mercantile common stock trades on the NASDAQ under the symbol “MRBK.” Upon completion of the merger, Mercantile common stock will be delisted from the NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended. The PNC common stock issuable in the merger will be listed on the NYSE.

The shares of PNC common stock to be issued in connection with the merger will be freely transferable under the Securities Act of 1933, as amended, which we refer to as the Securities Act, except for shares issued to any stockholder who is an affiliate of Mercantile, as discussed in “The Merger Agreement—Resales of PNC Stock by Affiliates” on page [    ].

Mercantile Stockholders Do Not Have Dissenters’ Appraisal Rights in the Merger

Appraisal rights are statutory rights that allow stockholders to dissent from extraordinary transactions, such as a merger, and to demand that the corporation pay the “fair value” of their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the Maryland General Corporation Law. Because Mercantile common stock is listed on the NASDAQ, the holders of Mercantile common stock are not entitled to appraisal rights in the merger.

Regulatory Approvals Required for the Merger

We have agreed to use our reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval from the Federal Reserve Board, the Delaware State Bank Commissioner, the Commissioner of Financial Regulation of the Maryland

Department of Labor, Licensing and Regulation and the Bureau of Financial Institutions of the Virginia State Corporation Commission, as well as various other federal and state regulatory authorities. PNC and Mercantile have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals.

Federal Reserve Board. The merger is subject to approval by the Federal Reserve Board pursuant to Section 3 of the Bank Holding Company Act of 1956. On November 22, 2006, PNC filed the required application with the Federal Reserve Board for approval of the merger.

The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes that (1) would result in a monopoly, (2) would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (3) may have the effect in any section of the United States of substantially lessening competition, tending to create a monopoly or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Federal Reserve Board may not approve an interstate acquisition without regard to state law if the applicant controls, or after completion of the acquisition the combined entity would control, more than 10 percent of the total deposits of insured depository institutions in the United States.

In addition, in reviewing a transaction under the applicable statutes, the Federal Reserve Board will consider the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the community to be served as well as the companies’ effectiveness in combating money-laundering activities. In connection with its review, the Federal Reserve Board will provide an opportunity for public comment on the application for the merger, and is authorized to hold a public meeting or other proceeding if it determines that would be appropriate.

Under the Community Reinvestment Act of 1977, which we refer to as the CRA, the Federal Reserve Board must take into account the record of performance of each of PNC and Mercantile in meeting the credit needs of the entire communities, including low- and moderate-income neighborhoods, served by the company and its subsidiaries. Each of PNC’s and Mercantile’s depository institutions has a “satisfactory” or better CRA rating.

Other Requisite Approvals, Notices and Consents. The merger is also subject to the prior approval of the Delaware State Bank Commissioner, the Commissioner of Financial Regulation of the Maryland Department of Labor, Licensing and Regulation and the Bureau of Financial Institutions of the Virginia State Corporation Commission. Applications or notifications may also be required to be filed with various other regulatory authorities in connection with the merger.

Antitrust Considerations. At any time before or after the acquisition is completed, the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, which we refer to as the Antitrust Division and the FTC, respectively, could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition or seeking divestiture of substantial assets of PNC or Mercantile or their subsidiaries. Private parties also may seek to take legal action under the antitrust laws under some circumstances. Based upon an examination of information available relating to the businesses in which the companies are engaged, PNC and Mercantile believe that the completion of the merger will not violate U.S. antitrust laws. However, PNC and Mercantile can give no assurance that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made, that PNC and Mercantile will prevail.

In addition, the merger may be reviewed by the state attorneys general in the various states in which PNC and Mercantile operate. Although PNC and Mercantile believe there are substantial arguments to the contrary, these agencies may claim the authority, under the applicable state and federal antitrust laws and regulations, to investigate and/or disapprove the merger. There can be no assurance that one or more state attorneys general will not attempt to file an antitrust action to challenge the merger.

Timing. We cannot assure you that all of the regulatory approvals described above will be obtained, and, if obtained, we cannot assure you as to the date of any approvals or the absence of any litigation challenging such approvals. Likewise, we cannot assure you that the Antitrust Division, the FTC or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.

Pursuant to the Bank Holding Company Act, a transaction approved by the Federal Reserve Board may not be completed until 30 days after approval is received, during which time the Antitrust Division may challenge the merger on antitrust grounds. The commencement of an antitrust action would “stay”—that is, suspend—the effectiveness of an approval unless a court specifically were to order otherwise. With the approval of the Federal Reserve Board and the concurrence of the Antitrust Division, the waiting period may be reduced to no less than 15 days.

PNC and Mercantile believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that would have a material adverse effect on PNC or Mercantile. In connection with obtaining any required regulatory approvals, PNC is not required to agree to conditions or restrictions that would have a material adverse effect on either Mercantile or PNC, measured on a scale relative to Mercantile.

We are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Mercantile’s Directors and Officers Have Financial Interests in the Merger

In considering the recommendation of Mercantile’s Board of Directors that Mercantile stockholders vote in favor of the proposal to approve the merger, Mercantile stockholders should be aware that Mercantile directors and executive officers may have interests in the merger that may be different from, or in addition to, their interests as stockholders of Mercantile. Mercantile’s Board of Directors was aware of these interests and took them into account in its decision to approve the merger and the merger agreement. These interests relate to or arise from the following:

Executive Severance Agreements and Executive Employment Agreements

Mercantile and Mercantile-Safe Deposit and Trust Company have previously entered into Amended and Restated Executive Severance Agreements with Edward J. Kelly, III, Jay M. Wilson, Alexander T. Mason, J. Marshall Reid, Peter W. Floeckher, Jr. and 12 other executive officers of Mercantile.

Each of the severance agreements (except for the severance agreement with Mr. Kelly, as described below) provides that, upon a change in control (including completion of the merger) followed by (1) termination of employment other than for cause (as defined in the severance agreement), disability (as defined in the severance agreement), or death, or (2) termination by the executive for good reason (as defined in the severance agreement), within three years following the change in control, the executive will be entitled to a lump sum cash severance equal to three times the sum of (i) twelve times the average monthly base salary received by the executive during the thirty-six month period prior to termination of employment, plus (ii) the average annual bonuses earned by the executive for the three fiscal years preceding such termination; provided that if any alternate benefit in the form of continued or additional salary or bonus following termination of employment is provided for the executive under any applicable employment agreement, then the cash payment to the executive under the severance agreement shall be the greater of the alternate benefit or the change in control severance amount, and such payment shall satisfy Mercantile’s obligations with respect to the alternate benefit. The severance agreements (except for that with Mr. Kelly, as described below) also provide for payment if the executive is terminated within 6 months before a change in control and can demonstrate that his termination (1) was at the request of a third party who had, at the time of such termination, taken steps reasonably calculated to effect the change in control, or (2) was solely the result of Mercantile’s bad faith effort to avoid its obligations hereunder. Consummation of the merger would constitute a change in control under the severance agreements.

In 2006, Mr. Kelly’s severance agreement was amended to eliminate the cash severance payment described in the preceding paragraph. In addition, in 2006 Mr. Kelly entered into an amendment to his employment agreement eliminating Mercantile’s obligation to continue to provide all contractual benefits (including salary) through any remaining term of the agreement in the event of a termination of Mr. Kelly’s employment without cause.

The severance agreements provide a gross up for tax liability, interest or penalties under Section 4999 or 409A of the Internal Revenue Code of 1986 (referred to herein as the “Code”), for any payments by Mercantile or Mercantile-Safe Deposit and Trust Company (whether under the severance agreements or otherwise), such that the executive receives a gross-up payment (net of income and excise taxes, and interest and penalties) sufficient to cover the tax liability, interest or penalties under Section 4999 or 409A of the Code. However, the severance agreements (except for Mr. Kelly’s severance agreement) provide that if the executive’s payments (under the severance agreements and otherwise) could avoid characterization as “parachute payments” under Section 280G of the Code if they were reduced by an amount not in excess of the lesser of (1) 10% of such payments or (2) $150,000, then the executive’s payments (under the severance agreement) shall be reduced, but not below zero, to the maximum amount that can be paid without triggering the Section 4999 excise tax and no gross-up will be paid under the severance agreement.

The only executive officer who has an employment agreement containing severance provisions is Jay M. Wilson. Under the amended and restated executive employment agreement effective June 14, 2005 between Mercantile Bankshares Corporation and Mercantile-Safe Deposit and Trust Company and Jay M. Wilson, upon an involuntary termination of employment without good cause (as defined in the agreement) or upon a resignation for good reason (as defined in the agreement), whether or not in connection with a change in control, Mr. Wilson is entitled to receive: (1) any accrued compensation (as defined in the agreement); (2) continued payment of base salary for the remainder of the agreement term; (3) a bonus for the year of termination equal to the highest bonus for the immediately preceding three years; (4) full and immediate vesting of any stock options, restricted stock, stock appreciation rights, deferred compensation or other restricted benefits; and (5) continuing group health and group life insurance for Mr. Wilson and (if applicable) his spouse and eligible dependents for the remainder of the term of the agreement.

Bonus and Retention Payments

Subject to action of the Compensation Committee of Mercantile’s Board of Directors, the merger agreement provides that Mercantile may pay bonuses or other retention payments in an aggregate amount of $39,000,000, which includes $14,000,000 that will have been accrued in respect of 2006 annual bonuses and an additional $25,000,000, all of which will be accrued or paid on or before the effective time of the merger. Out of this retention pool, annual bonuses in respect of 2006 will be paid to employees who have change in control agreements at 100% of the target amount on or before December 31, 2006. Annual 2006 bonuses for other employees will be paid at the earlier of the effective time of the merger or the date of regular bonus payments scheduled to be made in March 2007.

Options to Purchase Shares

The merger agreement provides that, upon completion of the merger, each outstanding option to purchase shares of Mercantile common stock granted under any stock compensation plan maintained by Mercantile or its subsidiaries, which we refer to as the Mercantile stock plans, to employees or directors of Mercantile or its subsidiaries, whether vested or not, will be cancelled in exchange for the right to receive a lump sum cash payment to be paid as soon as practicable after the completion of the merger. The lump sum cash payment shall equal the product of (i) the number of shares of Mercantile common stock subject to the outstanding portion of the option and (ii) the excess of the all cash consideration over the exercise price per share of the option. The all cash consideration will equal the sum of (a) $16.45 and (b) the product of 0.4184 multiplied by the average, rounded to the nearest one-ten thousandth, of the closing sale prices of PNC common stock for the five trading days immediately preceding the date of completion of the merger. The lump sum cash payment shall be subject to applicable tax withholding.

Stock options held by Mercantile’s directors and executive officers as of the record date for the special meeting are shown in the following table:

	Outstanding Options		Weighted Average Exercise Price Per Share
Edward J. Kelly, III	[	]	[	]
Alexander T. Mason	[	]	[	]
Jay M. Wilson	[	]	[	]
J. Marshall Reid	[	]	[	]
Peter W. Floecker, Jr.	[	]	[	]
All other directors and executive officers as group	[	]	[	]

Restricted Stock and Restricted Stock Units

The merger agreement provides that, upon completion of the merger, each outstanding restricted share of Mercantile common stock and each outstanding restricted stock unit of Mercantile common stock granted under the Mercantile stock plans, regardless of whether or not vested, shall be cancelled and converted into the right to receive, without restrictions, the merger consideration, which is (a) 0.4184 of a share of PNC common stock and (b) cash equal to $16.45. PNC shall be entitled to deduct applicable tax withholding.

A restricted share is a share of Mercantile common stock that is forfeitable to Mercantile until certain restrictions lapse. A restricted stock unit is an agreement to issue a share of Mercantile common stock upon the satisfaction of certain conditions.

Restricted stock and restricted stock units held by Mercantile’s directors and executive officers as of the record date for the special meeting are shown in the following table:

	Shares of Restricted Stock		Restricted Stock Units
Edward J. Kelly, III	[	]	[	]
Alexander T. Mason	[	]	[	]
Jay M. Wilson	[	]	[	]
J. Marshall Reid	[	]	[	]
Peter W. Floecker, Jr.	[	]	[	]
All other directors and executive officers as group	[	]	[	]

Phantom Stock Units

The merger agreement provides that, upon completion of the merger, each phantom stock unit with respect to Mercantile common stock granted under certain non-employee director deferred compensation plans shall cease to represent rights with respect to Mercantile common stock and shall be converted into, at the option of Mercantile, the all cash consideration or the merger consideration or phantom stock units with respect to an equivalent number of shares of PNC common stock. If the latter option is selected, the number of phantom stock units with respect to PNC common stock would equal the number of shares of Mercantile common stock subject to such phantom stock units multiplied by the sum of (a) $16.45 divided by the average, rounded to the nearest one-ten thousandth, of the closing sale prices of PNC common stock for the five trading days immediately preceding the date of the completion of the merger and (b) 0.4184.

The consideration for the phantom stock units as determined above would be payable on the same terms and conditions as were in effect immediately prior to the completion of the merger with any cash payment due to be paid as soon as reasonably practical after the completion of the merger at the option of Mercantile.

The number of phantom stock units held by the nonemployee directors as a group as of the record date for the special meeting are [                    ].

Indemnification and Insurance

The merger agreement provides that (a) from and after the effective time of the merger, PNC shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses to, Mercantile’s directors and officers against all losses, claims, damages, costs, expenses (including fees and expenses of counsel), fines, penalties, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim based on or arising out of the fact that such person is or was a director or officer of Mercantile or a subsidiary of Mercantile, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the effective time of the merger and (b) all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the merger now existing in favor of any Mercantile director or officer as provided in the charter or bylaws (or comparable organizational documents) of Mercantile and its subsidiaries, and any existing indemnification agreements, shall survive the merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified after the effective time of the merger, except for those set forth in the organizational documents of Mercantile or its subsidiaries, which shall not be amended, repealed or otherwise modified for a period of six years after the effective time of the merger.

The merger agreement provides that PNC will, for a period of six years after the effective time of the merger, maintain directors’ and officers’ liability insurance for the individuals serving as directors and officers of Mercantile immediately prior to the effective time of the merger with respect to acts or omissions occurring prior to the effective time of the merger that were committed by such directors and officers in such capacities. The merger agreement provides that such directors’ and officers’ liability insurance will be comparable to that currently maintained by Mercantile for such individuals; provided that PNC is not required to expend an annual aggregate amount in excess of 250% of the annual premiums currently paid by Mercantile for such insurance.

Board of Directors of PNC

The merger agreement provides that PNC shall appoint two individuals mutually agreed by Mercantile and PNC to the Board of Directors of PNC as of the effective time of the merger, and that PNC shall increase the size of the PNC Board of Directors if required to permit the appointment of these individuals as directors. It is currently expected that [                        ] and [                        ] will be elected to the PNC Board of Directors.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this document as Annex A and is incorporated by reference in this document. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing this merger.

Terms of the Merger

Each of the Mercantile board of directors and the PNC board of directors has approved the merger agreement which provides for the merger of Mercantile with and into PNC. PNC will be the surviving corporation in the merger. Each share of PNC common or preferred stock issued and outstanding immediately prior to completion of the merger will remain issued and outstanding as one share of common or preferred stock of PNC, as applicable, and each share of Mercantile common stock issued and outstanding immediately prior to the completion of the merger, except for specified shares of Mercantile common stock held by Mercantile and PNC, will be converted into the right to receive 0.4184 of a share of PNC common stock and $16.45 in cash, without interest. If the number of shares of common stock of PNC changes before the merger is completed because of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar event, then an appropriate and proportionate adjustment will be made to the number of shares of PNC common stock into which each share of Mercantile common stock will be converted.

PNC will not issue any fractional shares of PNC common stock in the merger. Instead, a Mercantile stockholder who otherwise would have received a fraction of a share of PNC common stock will receive an amount in cash rounded to the nearest cent, determined by multiplying the fraction of a share of PNC common stock to which the holder would otherwise be entitled by the average closing price of PNC common stock over the five trading days immediately prior to the date on which the merger is completed.

The PNC articles of incorporation will be the articles of incorporation, and the PNC bylaws will be the bylaws, of the combined company after completion of the merger. The merger agreement provides that PNC may change the structure of the merger if consented to by Mercantile (but Mercantile’s consent cannot be unreasonably withheld or delayed). No such change will alter the amount or kind of merger consideration to be provided under the merger agreement, adversely affect the tax consequences to Mercantile stockholders in the merger or materially impede or delay completion of the merger.

Treatment of Mercantile Stock Options and Other Equity-Based Awards

Each outstanding option to purchase shares of Mercantile common stock granted under any stock compensation plan maintained by Mercantile or its subsidiaries, which we refer to as the Mercantile stock plans, to employees or directors of Mercantile or its subsidiaries, whether vested or not, will be cancelled in exchange for the right to receive a lump sum cash payment to be paid as soon as practicable after the completion of the merger. The lump sum cash payment shall equal the product of (i) the number of shares of Mercantile common stock subject to the outstanding portion of the option and (ii) the excess, of the all cash consideration over the exercise price per share of the option. The all cash consideration will equal the sum of (a) $16.45 and (b) the product of 0.4184 multiplied by the average, rounded to the nearest one-ten thousandth, of the closing sales prices of PNC common stock for the five trading days immediately preceding the date of completion of the merger. The lump sum cash payment shall be subject to applicable tax withholding.

Each outstanding restricted share of Mercantile common stock and each outstanding restricted stock unit of Mercantile common stock granted under the Mercantile stock plans, regardless of whether or not vested, shall be cancelled and converted into the right to receive, without restrictions, the merger consideration, which is (a) 0.4184 of a share of PNC common stock and (b) cash equal to $16.45. PNC shall be entitled to deduct applicable tax withholding.

Each phantom stock unit with respect to Mercantile common stock granted under certain non-employee director deferred compensation plans shall cease to represent rights with respect to Mercantile common stock and shall be converted into, at the option of Mercantile, the all cash consideration or the merger consideration or phantom stock units with respect to an equivalent number of shares of PNC common stock. If the latter option is selected, the number of phantom stock units with respect to PNC common stock would equal the number of shares of Mercantile common stock subject to such phantom stock units multiplied by the sum of (a) $16.45 divided by the average, rounded to the nearest one-ten thousandth, of the closing sales prices of PNC common stock for the five trading days immediately preceding the date of the completion of the merger and (b) 0.4184.

Closing and Effective Time of the Merger

The merger will be completed only if all of the following occur:

•	the merger is approved by Mercantile stockholders;

•	we obtain all required governmental and regulatory consents and approvals without a condition or restriction that would have a material adverse effect on PNC, measured on a scale relative to Mercantile; and

•	all other conditions to the merger discussed in this document and the merger agreement are either satisfied or waived.

The merger will become effective when articles of merger are filed with the Maryland State Department of Assessments and Taxation and the Department of State of the Commonwealth of Pennsylvania. However, we may agree to a later time for completion of the merger and specify that time in accordance with Maryland and Pennsylvania law. In the merger agreement, we have agreed to cause the completion of the merger to occur no later than the fifth business day following the satisfaction or waiver of the last of the conditions specified in the merger agreement, or on another mutually agreed date. If these conditions are first satisfied or waived during the two weeks immediately prior to the end of a fiscal quarter of PNC, then PNC may postpone the closing until the first full week after the end of that quarter. It currently is anticipated that the effective time of the merger will occur in the first quarter of 2007, but we cannot guarantee when or if the merger will be completed.

Board of Directors of the Surviving Corporation

Before completion of the merger, PNC will take such actions as may be reasonably required to appoint two additional directors to PNC’s board, with the directors to be mutually agreed on by PNC and Mercantile.

Charitable Donation

If the merger is consummated, PNC has agreed that either it or the PNC Foundation will make a charitable donation of $25 million to Mercantile’s charitable foundation for charitable causes in the Baltimore area.

Conversion of Shares; Exchange of Certificates

The conversion of Mercantile common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after completion of the merger, the exchange agent will provide to Mercantile stockholders of record the letter of transmittal described below and, as soon as reasonably practicable after the completed letter and Mercantile stock certificates are returned to the exchange agent, will exchange certificates representing shares of Mercantile common stock for merger consideration to be received pursuant to the terms of the merger agreement. Prior to the completion of the merger, PNC will select a bank or trust company reasonably acceptable to Mercantile, or PNC’s transfer agent, to be the exchange agent, who will exchange certificates for the merger consideration and perform other duties as explained in the merger agreement.

Letter of Transmittal

Soon after the completion of the merger, the exchange agent will mail a letter of transmittal to each holder of a Mercantile common stock certificate at the effective time of the merger. This mailing will contain instructions on how to surrender Mercantile common stock certificates in exchange for statements indicating book-entry ownership of PNC common stock and a check in the appropriate amount of the cash portion of the merger consideration. If a holder of a Mercantile common stock certificate makes a special request, however, PNC will issue to the requesting holder a PNC stock certificate in lieu of book-entry shares. When you deliver your Mercantile stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your Mercantile stock certificates will be cancelled and you will receive statements indicating book-entry ownership of PNC common stock, or, if requested, stock certificates representing the number of full shares of PNC common stock to which you are entitled under the merger agreement. You will receive payment in cash, without interest, for the cash portion of the merger consideration and an additional cash payment instead of any fractional shares of PNC common stock that would have been otherwise issuable to you as a result of the merger.

Holders of Mercantile common stock should not submit their Mercantile stock certificates for exchange until they receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

If a certificate for Mercantile common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of an affidavit of that fact from the claimant, and, if reasonably required by the exchange agent or PNC, the posting of a bond by the claimant.

After completion of the merger, there will be no further transfers on the stock transfer books of Mercantile, except as required to settle trades executed prior to completion of the merger.

Withholding

The exchange agent will be entitled to deduct and withhold from the cash consideration or cash in lieu of fractional shares payable to any Mercantile stockholder the amounts the exchange agent is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

Dividends and Distributions

Until Mercantile common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to PNC common stock into which shares of Mercantile common stock may have been converted will accrue but will not be paid. PNC will pay to former Mercantile stockholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their Mercantile stock certificates.

Prior to the effective time of the merger, Mercantile and its subsidiaries may not declare or pay any dividend or distribution on its capital stock or repurchase any shares of its capital stock, other than:

•	regular quarterly cash dividends at a rate not to exceed $0.28 per share of Mercantile common stock with record dates and payment dates consistent with the prior year;

•	dividends paid by any subsidiary of Mercantile to Mercantile or to any of its wholly-owned subsidiaries;

•	the acceptance of shares of Mercantile common stock in payment of the exercise of a stock option or the vesting of restricted shares of Mercantile common stock granted under a Mercantile stock plan, in each case in accordance with past practice; and

•	dividends on the capital securities and common securities issued under the three James Monroe Statutory Trusts, in each case in accordance with the terms thereof.

Mercantile and PNC have agreed to coordinate declaration of dividends so that holders of Mercantile common stock will not receive two dividends, or fail to receive one dividend, for any quarter with respect to their Mercantile common stock and any PNC common stock any holder receives in the merger.

Representations and Warranties

The merger agreement contains customary representations and warranties of Mercantile and PNC relating to their respective businesses. With the exception of certain representations that must be true and correct in all material respects (or, in the case of specific representations and warranties regarding the capitalization of Mercantile, true and correct except to a de minimis extent), no representation or warranty will be deemed untrue or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless that fact, circumstance or event, individually or when taken together with all other facts, circumstances or events, has had or is reasonably likely to have a material adverse effect on the ability of the company making the representation to consummate the merger, or on the business, results of operations or financial conditions of the company (including any impact on its customers and employees) making the representation. In determining whether a material adverse effect has occurred or is reasonably likely, the parties will disregard effects resulting from (1) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (2) changes in laws, rules or regulations of general applicability to banks or savings associations and their holding companies, generally, or their interpretations by courts or governmental entities, (3) changes in global or national or regional political conditions or in general or regional economic or market conditions affecting banks, savings associations or their holding companies generally, except to the extent that such changes in general or market conditions have a materially disproportionate adverse effect on such party, or (4) public disclosure of the merger. The representations and warranties in the merger agreement do not survive the effective time of the merger.

Each of PNC and Mercantile has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents;

•	the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;

•	financial statements, internal controls and accounting;

•	broker’s fees payable in connection with the merger;

•	the absence of material adverse changes;

•	legal proceedings;

•	tax matters;

•	compliance with applicable laws;

•	risk management instruments and derivatives;

•	investment and loan portfolios;

•	real property;

•	environmental liabilities;

•	tax treatment of the merger; and

•	the accuracy of information supplied for inclusion in this document and other similar documents.

In addition, Mercantile has made other representations and warranties about itself to PNC as to:

•	employee matters, including employee benefit plans;

•	material contracts, exclusivity arrangements, and other certain types of contracts;

•	intellectual property;

•	broker-dealer subsidiaries;

•	the inapplicability of state takeover laws and the rights agreement; and

•	the receipt of a financial advisor’s opinion.

PNC also has made a representation and warranty to Mercantile regarding the availability of cash to pay the cash portion of the merger consideration.

The representations and warranties described above and included in the merger agreement were made by each of PNC and Mercantile to the other. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by PNC and Mercantile in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purpose of allocating risk between PNC and Mercantile rather than to establish matters as facts. The merger agreement is described in, and included as an annex to, this document only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Mercantile, PNC or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this document and in the documents incorporated by reference into this document. See “Where You Can Find More Information” on page [    ].

Covenants and Agreements

Each of Mercantile and PNC has undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time of the merger. In general, each of PNC and Mercantile agreed to (1) conduct its business in the ordinary course in all material respects, (2) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, including retaining the services of key officers and employees, and (3) take no action that is intended to or would reasonably be expected to adversely affect or materially delay its respective ability to obtain any necessary regulatory approvals, perform its covenants or complete the merger. Mercantile further agrees that, with certain exceptions and except with PNC’s prior written consent, Mercantile will not, and will not permit any of its subsidiaries to, among other things, undertake the following extraordinary actions:

•	incur indebtedness or in any way assume the indebtedness of another person, except in the ordinary course of business;

•	adjust, split, combine or reclassify any of its capital stock;

•	make, declare or pay any dividends or other distributions on any shares of its capital stock, except as set forth above in “—Conversion of Shares; Exchange of Certificates—Dividends and Distributions”;

•	issue shares, stock options or other equity-based awards outside the parameters set forth in the merger agreement;

•	except as contemplated by the merger agreement and except in certain circumstances as in the ordinary course of business, (1) increase wages, salaries or incentive compensation, (2) pay or provide, or increase or accelerate the accrual rate, vesting or timing or payment or funding of, any compensation or benefit to employees of Mercantile and its subsidiaries or otherwise pay any amount to which any employee of Mercantile or any of its subsidiaries is not entitled, or (3) establish, adopt or become a party to any new employee benefit or compensation plan or agreement or amend, suspend or terminate any Mercantile benefit plan;

•	other than in the ordinary course of business, sell, transfer, mortgage, encumber or otherwise dispose of any material assets or properties, or cancel, release or assign any material indebtedness;

•	enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating, and servicing policies other than as required by applicable law;

•	make any material investment for its own account either by purchase of securities, capital contributions, property transfers or purchase of property or assets;

•	take any action or knowingly fail to take any action reasonably likely to prevent the merger from qualifying as a reorganization for United States federal income tax purposes;

•	amend its charter or bylaws;

•	restructure or materially change its investment securities portfolio or its gap position;

•	commence or settle any material claim except settlements involving only monetary remedies in the ordinary course of business consistent with past practice not in excess of $500,000 individually or $2,000,000 in the aggregate;

•	take any action that is intended, or may be reasonably expected, to cause any of the conditions to the merger to fail to be satisfied;

•	make any material change to its financial accounting methods, except as required by applicable law or generally accepted or regulatory accounting principles;

•	enter into, renew or terminate, or make any payment not then required under employment contracts, material contracts, exclusivity arrangements, collective bargaining agreement, or other certain types of contracts other than, subject to certain exceptions, in the ordinary course of business consistent with past practice;

•	make, change, or revoke any material tax election, change an annual tax accounting period, adopt or change any tax accounting method, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or assessment or surrender any right to claim a refund of a material amount of taxes;

•	file any application to establish, or to relocate or terminate the operations of, any banking office of Mercantile or any Mercantile subsidiary; or

•	agree to take or adopt any resolutions by the board of directors in support of any of the actions prohibited by the preceding bullets.

PNC agrees that, except with Mercantile’s prior written consent, PNC will not, among other things, undertake the following extraordinary actions:

•	amend any charter documents in a manner that would adversely affect Mercantile or its stockholders or the merger;

•	take any action or knowingly fail to take any action reasonably likely to prevent the merger from qualifying as a reorganization for United States federal income tax purposes;

•	take any action that is intended, or may be reasonably expected, to result in any of the conditions to the merger not being satisfied;

•	take any action that would reasonably be expected to prevent, materially impede or materially delay completion of the merger;

•	make or pay any extraordinary one-time dividend or distribution on shares of PNC common stock (other than any dividend or distribution of PNC common stock); or

•	agree to take or adopt any resolutions by the board of directors in support of any of the actions prohibited by the preceding bullets.

The merger agreement also contains mutual covenants relating to the preparation of this document and the holding of the special meeting of Mercantile stockholders, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement. Mercantile and PNC have also agreed to use their reasonable best efforts to take all actions needed to obtain necessary governmental and third party consents. Notwithstanding the foregoing, PNC is not required to take any action in connection with obtaining the necessary governmental and third party consents that would reasonably be expected to have a material adverse effect, measured relative to Mercantile.

Reasonable Best Efforts of Mercantile to Obtain the Required Stockholder Vote

Mercantile has agreed to hold a meeting of its stockholders as soon as is reasonably practicable for the purpose of obtaining stockholder approval of the merger. Mercantile will use its reasonable best efforts to obtain such approval. Mercantile’s board of directors may withdraw, modify, condition or refuse to recommend the adoption of the merger agreement if Mercantile’s board of directors determines, in good faith after consultation with its outside financial and legal advisors, that the failure to take such action would be inconsistent with its fiduciary obligations under applicable law. Notwithstanding the forgoing, the merger agreement requires Mercantile to submit the merger agreement to a stockholder vote even if its board of directors no longer recommends approval of the merger agreement, in which event the board may communicate its basis for its lack of a recommendation to stockholders.

Agreement Not to Solicit Other Offers

Mercantile also has agreed that it, its subsidiaries and their officers, directors, or employees will not, directly or indirectly:

•	initiate, solicit, encourage or facilitate any inquiries or proposals for any “Alternative Proposal” (as defined below); or

•	participate in any discussions or negotiations, or enter into any agreement, regarding any “Alternative Transaction” (as defined below).

However, prior to the special meeting, Mercantile may consider and participate in discussions and negotiations with respect to a bona fide Alternative Proposal if (1) it has first entered into a confidentiality agreement with the party proposing the Alternative Proposal on terms comparable to the confidentiality agreement with PNC and (2) the Mercantile board of directors determines reasonably in good faith (after consultation with outside legal counsel) that failure to take these actions would be inconsistent with its fiduciary duties.

Mercantile has agreed:

•	to notify PNC promptly (but in no event later than 24 hours) after it receives any Alternative Proposal, or any material change to any Alternative Proposal, or any request for nonpublic information relating to Mercantile or any of its subsidiaries, and to provide PNC with relevant information regarding the Alternative Proposal or request;

•	to keep PNC fully informed, on a current basis, of any material changes in the status and any material changes in the terms of any such Alternative Proposal; and

•	to cease any existing discussions or negotiations with any persons with respect to any Alternative Proposal, and to use reasonable best efforts to cause all persons other than PNC who have been furnished with confidential information in connection with an Alternative Proposal within the 12 months prior to the date of the merger agreement to return or destroy such information.

As used in the merger agreement, an “Alternative Proposal” means any inquiry or proposal regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving Mercantile or any of its subsidiaries that, if completed, would constitute an Alternative Transaction.

As used in the merger agreement, “Alternative Transaction” means any of the following:

•	a transaction pursuant to which any person (or group of persons) other than PNC or its affiliates, directly or indirectly, acquires or would acquire more than 25% of the outstanding shares of Mercantile common stock or outstanding voting power or of any new series or new class of Mercantile preferred stock that would be entitled to a class or series vote with respect to the merger, whether from Mercantile or pursuant to a tender offer or exchange offer or otherwise;

•	a merger, share exchange, consolidation or other business combination involving Mercantile (other than the merger being described here);

•	any transaction pursuant to which any person (or group of persons) other than PNC or its affiliates acquires or would acquire control of assets (including, for this purpose, the outstanding equity securities of subsidiaries of Mercantile and securities of the entity surviving any merger or business combination including any of Mercantile’s subsidiaries) of Mercantile, or any of its subsidiaries representing more than 25% of the fair market value of all the assets, net revenues or net income of Mercantile and its subsidiaries, taken as a whole, immediately prior to such transaction; or

•	any other consolidation, business combination, recapitalization or similar transaction involving Mercantile or any of its subsidiaries, other than the transactions contemplated by the merger agreement, as a result of which the holders of shares of Mercantile common stock immediately prior to the transaction do not, in the aggregate, own at least 75% of each of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in the transaction immediately after the completion of the transaction in substantially the same proportion as the holders held the shares of Mercantile common stock immediately prior to the completion of the transaction.

Expenses and Fees

In general, each of PNC and Mercantile will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, the costs and expenses of printing and mailing this document, and all filing and other fees paid to the SEC in connection with the merger, shall be borne equally by Mercantile and PNC.

Employee Matters

PNC has agreed, with respect to the employees of Mercantile and its subsidiaries at the effective time, it will or will cause its applicable subsidiaries to provide such employees in the aggregate with employee benefits, rates of base salary or hourly wage and annual bonus opportunities that are (1) substantially similar in the aggregate to the aggregate employee benefits, rates of base salary or hourly wage and annual bonus opportunities provided to such employees pursuant to Mercantile’s benefit plans as in effect immediately prior to the merger or (2) no less favorable than those provided to similarly situated PNC employees, and provide severance protection for such employees who are terminated without cause during the one-year period following the merger.

In addition, PNC has agreed, to the extent any Mercantile employee becomes eligible to participate in PNC benefit plans following the merger:

•	generally to recognize each employee’s service with Mercantile prior to the completion of the merger for purposes of eligibility to participate, vesting credits and, except under defined benefit pension plans, other than for certain purposes, benefit accruals, in each case under the PNC plans to the same extent such service was recognized under comparable Mercantile plans prior to completion of the merger; and

•	to waive any exclusion for pre-existing conditions under any PNC health, dental or vision plans, to the extent such limitation would have been waived or satisfied under a corresponding Mercantile plan in which such employee participated immediately prior to the effective time, and recognize any medical or health expenses incurred in the year in which the merger closes for purposes of applicable deductible and annual out-of-pocket expense requirements under any health, dental or vision plan of PNC.

However, PNC has no obligation to continue the employment of any Mercantile employee for any period following the merger.

Indemnification and Insurance

The merger agreement requires PNC to maintain in effect for six years after completion of the merger the current rights of Mercantile directors, officers and employees to indemnification under the Mercantile articles of incorporation or the Mercantile bylaws or disclosed agreements of Mercantile. The merger agreement also provides that, upon completion of the merger, PNC will indemnify and hold harmless, and provide advancement of expenses to, all past and present officers, directors and employees of Mercantile and its subsidiaries in their capacities as such against all losses, claims, damages, costs, expenses, liabilities, judgments or amounts paid in settlement to the fullest extent permitted by applicable laws.

The merger agreement provides that PNC will maintain for a period of six years after completion of the merger Mercantile’s current directors’ and officers’ liability insurance policies, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policy, with respect to acts or omissions occurring prior to the effective time of the merger, except that PNC is not required to incur annual premium expense greater than 250% of Mercantile’s current annual directors’ and officers’ liability insurance premium.

Conditions to Complete the Merger

Our respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the approval of the merger by Mercantile stockholders;

•	the approval of the listing of PNC common stock to be issued in the merger on the NYSE, subject to official notice of issuance;

•	the effectiveness of the registration statement of which this document is a part with respect to the PNC common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose; and

•	the absence of any law, statute, regulation, judgment, decree, injunction or other order in effect by any court or other governmental entity that prohibits completion of the transactions contemplated by the merger agreement.

Each of PNC’s and Mercantile’s obligations to complete the merger is also separately subject to the satisfaction or waiver of a number of conditions including:

•	the receipt by each of PNC and Mercantile of a legal opinion with respect to certain United States federal income tax consequences of the merger;

•	the receipt and effectiveness of all governmental and other approvals, registrations and consents, and the expiration of all related waiting periods required to complete the merger (in the case of the conditions to PNC’s obligation to complete the merger, without any conditions or restrictions that would have a material adverse effect on PNC, measured on a scale relative to Mercantile); and

•	the truth and correctness of the representations and warranties of each other party in the merger agreement, subject to the materiality standard provided in the merger agreement, and the performance by each other party in all material respects of their obligations under the merger agreement and the receipt by each party of certificates from the other party to that effect.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this document, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion by mutual consent, if authorized by each of our boards of directors, or by either party in the following circumstances:

•	if any of the required regulatory approvals are denied (and the denial is final and nonappealable);

•	if the merger has not been completed by October 8, 2007, unless the failure to complete the merger by that date is due to the terminating party’s failure to abide by the merger agreement;

•	if there is a breach by the other party that would cause the failure of the closing conditions described above, unless the breach is capable of being, and is, cured within 45 days of notice of the breach; or

•	if the stockholders of Mercantile fail to approve the merger at the special meeting.

In addition, PNC may terminate the merger agreement if the Mercantile board of directors fails to recommend that Mercantile stockholders approve the merger, withdraws, modifies or qualifies in a manner adverse to PNC its recommendation of the merger to stockholders, or recommends a competing merger proposal in a manner adverse to PNC. PNC may also terminate the merger agreement if Mercantile intentionally breaches its obligation to call and hold a stockholder meeting to consider the merger or its obligation to not solicit competing acquisition proposals.

Effect of Termination. If the merger agreement is terminated, it will become void, and there will be no liability on the part of PNC or Mercantile, except that (1) both PNC and Mercantile will remain liable for any willful breach of the merger agreement and (2) designated provisions of the merger agreement, including the payment of fees and expenses, the confidential treatment of information and publicity restrictions, will survive the termination.

Termination Fee

Mercantile must pay PNC a termination fee of $225 million if:

•	the merger agreement is terminated by PNC as a result of the PNC termination rights described under “—Termination of the Merger Agreement” above relating to the Mercantile stockholder recommendation and compliance with the stockholder vote and non-solicit covenants; or

•	(1) a competing takeover proposal is made to Mercantile or its stockholders or has been publicly announced, (2) the merger agreement is terminated by Mercantile or PNC because the merger has not been completed within one year of signing or because the stockholders of Mercantile do not approve the merger at the stockholder meeting and (3) either Mercantile completes an alternative transaction within 12 months of termination or Mercantile enters into a definitive agreement relating to a competing takeover proposal within 12 months of termination (in which case Mercantile will pay one-third of the termination fee on that date) and the transaction is completed within 18 months of termination (in which case Mercantile will pay the remaining two-thirds of the termination fee).

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by action taken or authorized by their boards of directors or by written agreement. However, after any approval of the transactions contemplated by the merger agreement by the Mercantile stockholders, there may not be, without further approval of those stockholders, any amendment of the merger agreement that (1) changes the amount or the form of the consideration to be delivered to the holders of Mercantile common stock, (2) changes any term of the articles of incorporation of the combined company or (3) changes any of the terms and conditions of the merger agreement if such change would adversely affect the holders of any Mercantile securities, in each case other than as contemplated by the merger agreement.

At any time prior to the completion of the merger, each of us, by action taken or authorized by our respective board of directors, to the extent legally allowed, may:

•	extend the time for the performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties of the other party; or

•	waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement.

Resales of PNC Stock by Affiliates

Shares of PNC common stock to be issued to Mercantile stockholders in the merger have been registered under the Securities Act, and may be traded freely and without restriction by those stockholders not deemed to be affiliates (as that term is defined under the Securities Act) of Mercantile. Any subsequent transfers of shares, however, by any person who is an affiliate of Mercantile at the time the merger is submitted for a vote of the Mercantile stockholders will, under existing law, require:

•	the further registration under the Securities Act of the PNC stock to be transferred;

•	compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances; or

•	the availability of another exemption from registration.

An “affiliate” of Mercantile is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Mercantile. These restrictions are expected to apply to the directors and executive officers of Mercantile and the holders of 10% or more of the outstanding Mercantile common stock. The same restrictions apply to the spouses and certain relatives of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest.

PNC will give stop transfer instructions to the exchange agent with respect to the shares of PNC common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended. PNC is not required to further register the sale of PNC common stock to be issued to affiliates of Mercantile.

Mercantile has agreed in the merger agreement to use its reasonable best efforts to cause each person who is an affiliate of Mercantile for purposes of Rule 145 under the Securities Act to deliver to PNC a written agreement intended to ensure compliance with the Securities Act.

ACCOUNTING TREATMENT

The merger will be accounted for as a “purchase,” as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Mercantile as of the effective time of the merger will be recorded at their respective fair values and added to those of PNC. Any excess of purchase price over the fair values is recorded as goodwill. Financial statements of PNC issued after the merger would reflect these fair values and would not be restated retroactively to reflect the historical financial position or results of operations of Mercantile.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a general discussion of the anticipated material United States federal income tax consequences to “U.S. holders” (as defined below) of Mercantile common stock of the receipt of shares of PNC common stock and cash in exchange for Mercantile common stock pursuant to the merger. This summary is based upon the provisions of the Code, applicable current and proposed United States Treasury Regulations, judicial authorities and administrative rulings and practice, all as in effect as of the date of this registration statement and all of which are subject to change, possibly on a retroactive basis.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Mercantile common stock that is for United States federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person; or (iv) an estate the income of which is subject to United States federal income tax regardless of its source.

Holders of Mercantile common stock who are not U.S. holders may have different tax consequences than those described below and are urged to consult their own tax advisors regarding the tax treatment to them under United States and non-United States tax laws.

The United States federal income tax consequence to a partner in an entity treated as a partnership, for United States federal income tax purposes, that holds Mercantile common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Mercantile common stock should consult their own tax advisors.

This discussion assumes that a U.S. holder holds Mercantile common stock as a capital asset within the meaning of Section 1221 of the Code. This discussion does not address all aspects of United States federal income taxation that may be relevant to a U.S. holder in light of its personal circumstances or to U.S. holders subject to special treatment under the United States federal income tax laws (for example, insurance companies, dealers or brokers in securities or currencies, traders in securities who elect mark-to-market accounting, tax-exempt organizations, financial institutions, mutual funds, partnerships or other pass-through entities (and persons holding Mercantile common stock through a partnership or other pass-through entity), United States expatriates and stockholders subject to alternative minimum tax, U.S. holders who hold Mercantile common stock as part of a hedging, “straddle,” conversion or other integrated transaction, a person whose functional currency for United States federal income tax purposes in not the U.S. dollar or U.S. holders who acquired their Mercantile common stock through the exercise of employee stock options or other compensation arrangements). In addition, the discussion does not address any aspect of foreign, state, local, estate or gift taxation that may be applicable to a U.S. holder.

Holders of Mercantile common stock are strongly urged to consult with their own tax advisors as to the tax consequences of the merger on their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

PNC and Mercantile have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to PNC’s obligation to complete the merger that PNC receive an opinion of its counsel, Wachtell, Lipton, Rosen & Katz, dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Mercantile’s obligation to complete the merger that Mercantile receive an opinion of its counsel, Davis Polk & Wardwell, dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on facts, representations and assumptions set forth in the opinion and representations set forth in certificates to be received from PNC and Mercantile. None of the tax opinions given in connection with the merger or the opinions described below will be binding on the Internal Revenue Service, and neither PNC nor Mercantile intends to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger.

Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the facts, representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected. It is assumed for purposes of the remainder of the discussion that the merger will qualify as a reorganization within the meaning of the Code. Based on this assumption, upon the exchange of Mercantile common stock for a combination of PNC common stock and cash, a U.S. holder will generally recognize gain (but not loss) in an amount equal to the lesser of:

•	the amount of gain realized (i.e., the excess, if any, of the sum of the cash and the fair market value of the PNC common stock a U.S. holder received over its tax basis in the Mercantile common stock surrendered in the merger); and

•	the amount of cash received in the merger (other than cash received instead of a fractional share of PNC common stock).

For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. If a U.S. holder has different bases or holding periods in respect of shares of Mercantile common stock, a U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of PNC common stock received in the merger.

Any recognized gain will generally be long-term capital gain if the U.S. holder’s holding period with respect to the Mercantile common stock surrendered is more than one year at the effective time of the merger. In some cases, where a U.S. holder actually or constructively owned PNC common stock immediately before the merger, such cash received in the merger could be treated as having the effect of the distribution of a dividend, under the tests set forth in Section 302 of the Code, in which case such gain would be treated as ordinary dividend income. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder that may be subject to those rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder.

Tax Basis and Holding Period

A U.S. holder’s aggregate tax basis in the shares of PNC common stock received in the merger, including any fractional share interests deemed received by the U.S. holder under the treatment described below, will equal its aggregate adjusted tax basis in the Mercantile common stock surrendered in the merger, increased by the amount of taxable gain, if any, recognized in the merger (including any portion of the gain that is treated as a dividend but excluding any gain or loss resulting from the deemed receipt and redemption of a fractional share interest described below) and decreased by the amount of any cash received in the merger (excluding any cash received instead of a fractional share interest). The holding period for the shares of PNC common stock received in the merger (including a fractional share interest deemed received and redeemed as described below) will include the holding period for the shares of Mercantile common stock surrendered in the merger.

Cash Instead of a Fractional Share

A U.S. holder who receives cash instead of a fractional share of PNC common stock will be treated as having received the fractional share of PNC common stock pursuant to the merger and then as having exchanged the fractional share of PNC common stock for cash in a redemption by PNC. In general, this deemed redemption will be treated as a sale or exchange, provided the redemption is not essentially equivalent to a dividend. The determination of whether a redemption is essentially equivalent to a dividend depends upon whether and to what extent the redemption reduces the U.S. holder’s deemed percentage stock ownership of PNC. While this determination is based on each U.S. holder’s particular facts and circumstances, the Internal Revenue Service has ruled that a redemption is not essentially equivalent to a dividend and will therefore result in sale or exchange treatment in the case of a shareholder of a publicly held company whose relative stock interest is minimal and who exercises no control over corporate affairs if the redemption results in even a minor reduction in the stock interest of the shareholder. As a result, the redemption of a fractional share of PNC common stock is generally treated as a sale or exchange and not as a dividend, and a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount of cash received and the basis in its fractional share of PNC common stock as set forth above. This capital gain or loss generally will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares is greater than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Cash payments received in the merger by a U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 28%) of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the U.S. holder’s United States federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

Reporting Requirements

A U.S. holder who receives shares of PNC common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with its United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

INFORMATION ABOUT THE COMPANIES

The PNC Financial Services Group, Inc.

The PNC Financial Services Group, Inc. is a Pennsylvania corporation, a bank holding company and a financial holding company under U.S. federal law. PNC is one of the largest diversified financial services companies in the United States based on assets, operating businesses engaged in retail banking, corporate and institutional banking, asset management and global fund processing services. PNC provides many of its products and services nationally and others in PNC’s primary geographic markets located in Pennsylvania; New Jersey; the greater Washington, DC area, including Maryland and Virginia; Ohio; Kentucky; and Delaware. PNC also provides certain global fund processing services internationally. PNC stock (NYSE: PNC) is listed on the New York Stock Exchange. As of September 30, 2006, PNC had total consolidated assets of approximately $98.4 billion, total consolidated deposits of approximately $64.6 billion and total consolidated stockholders’ equity of approximately $10.8 billion. The principal executive offices of PNC are located at One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2707, and its telephone number is (412) 762-2000.

Additional information about PNC and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page [    ].

Mercantile Bankshares Corporation

Mercantile Bankshares Corporation is a Maryland corporation and a regional multibank holding company and a financial holding company headquartered in Baltimore, Maryland. It is comprised of 11 banks and a mortgage banking company. Eight banks are headquartered in Maryland, two are in Virginia and one is in Delaware. Mercantile’s largest bank, Mercantile-Safe Deposit and Trust Company, represents approximately 45% of Mercantile’s total assets and operates 40 offices in Maryland, 13 in Virginia, two in Washington, D.C. and one in Pennsylvania as of December 31, 2005. Nearly all of Mercantile’s wealth management operations and specialized corporate banking services are provided by Mercantile-Safe Deposit and Trust Company. Through its affiliated banks, Mercantile provides a full range of banking services, including mortgage, trust and investment services, designed to meet the financial needs of its customers. Mercantile Bankshares Corporation stock (NASDAQ: MRBK) is listed on The NASDAQ Global Select Market. As of September 30, 2006, Mercantile had total consolidated assets of approximately $17.6 billion, including total consolidated deposits of approximately $12.8 billion, and total consolidated stockholders’ equity of approximately $2.4 billion. The principal executive offices of Mercantile are located at 2 Hopkins Plaza, Baltimore, Maryland 21201 and its telephone number is (410) 237-5900.

Additional information about Mercantile and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page [    ].

PRO FORMA FINANCIAL INFORMATION

THE PNC FINANCIAL SERVICES GROUP, INC. AND

MERCANTILE BANKSHARES CORPORATION

The following unaudited pro forma condensed combined financial statements combine the historical consolidated financial statements of PNC and its subsidiaries and of Mercantile and its subsidiaries, as an acquisition by PNC of Mercantile using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. The unaudited pro forma condensed combined balance sheet gives effect to the merger as if it had occurred on September 30, 2006. The unaudited pro forma condensed combined income statements for the nine months ended September 30, 2006 and the year ended December 31, 2005, give effect to the merger as if the merger had become effective at the beginning of each period presented.

The unaudited pro forma condensed combined financial statements included herein are presented for informational purposes only. This information does not reflect the benefits of the expected cost savings or opportunities to earn additional revenue and includes various estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be attained in the future. The unaudited pro forma condensed combined financial statements and accompanying notes should be read in conjunction with and are qualified in their entirety by reference to the historical consolidated financial statements and related notes thereto of PNC and its subsidiaries and of Mercantile and its subsidiaries, such information and notes thereto are incorporated by reference herein.

THE PNC FINANCIAL SERVICES GROUP, INC.

Pro Forma Condensed Combined Balance Sheet

At September 30, 2006

In millions, except par value	PNC as Reported (a) (Unaudited)	MRBK as Reported (b) (Unaudited)	Pro Forma Adjustments (Unaudited)	Notes	Pro Forma Combined (Unaudited)
Assets
Cash and due from banks	$3,018	$318			$3,336
Federal funds sold and resale agreements	2,818	134			2,952
Other short-term investments, including trading securities	2,718				2,718
Loans held for sale	4,317	2			4,319
Securities available for sale and held to maturity	19,512	3,141			22,653
Loans, net of unearned income	48,900	12,534	$(120)	(A)	61,314
Allowance for loan and lease losses	(566)	(144)			(710)

Net loans	48,334	12,390	(120)		60,604
Goodwill	3,418	760	3,420	(B)	7,598
Other intangible assets	590	48	241	(C)	879
Other	13,711	782			14,493

Total assets	$98,436	$17,575	$3,541		$119,552

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$14,840	$3,302			$18,142
Interest-bearing	49,732	9,473	(34)	(D)	59,171

Total deposits	64,572	12,775	(34)		77,313
Borrowed funds Federal funds purchased and repurchase agreements	5,750	1,559			7,309
Bank notes, senior debt and subordinated debt	6,613	660	2,126	(E)	9,399
Other	2,332				2,332

Total borrowed funds	14,695	2,219	2,126		19,040

Allowance for unfunded loan commitments and letters of credit	117	17			134
Accrued expenses and other liabilities	7,886	171	77	(F)	8,134

Total liabilities	87,270	15,182	2,169		104,621

Minority and noncontrolling interests in consolidated entities	408				408

Total shareholders’ equity	10,758	2,393	1,372	(E)	14,523

Total liabilities, minority and noncontrolling interests, and shareholders’ equity	$98,436	$17,575	$3,541		$119,552

(a)	Amounts derived from PNC’s unaudited interim consolidated financial statements as of, and for the nine months ended, September 30, 2006.
(b)	Amounts derived from Mercantile’s unaudited interim consolidated financial statements as of, and for the nine months ended, September 30, 2006.

See accompanying Notes to Pro Forma Condensed Combined Financial Statements.

THE PNC FINANCIAL SERVICES GROUP, INC.

Pro Forma Condensed Combined Income Statement

Nine months ended September 30, 2006

In millions, except per share data	PNC as Reported (a) (Unaudited)	MRBK as Reported (b) (Unaudited)	Pro Forma Adjustments (Unaudited)	Notes	Pro Forma Combined (Unaudited)
Interest Income
Loans	$2,382	$628	$17	(A)	$3,027
Securities available for sale and held to maturity	769	98			867
Other	244	3			247

Total interest income	3,395	729	17		4,141

Interest Expense
Deposits	1,140	176	15	(D)	1,331
Borrowed funds	576	67	92	(E)	735

Total interest expense	1,716	243	107		2,066

Net interest income	1,679	486	(90)		2,075

Provision for credit losses	82				82

Net interest income less provision for credit losses	1,597	486	(90)		1,993

Noninterest Income
Asset management	1,271	83			1,354
Fund servicing	644				644
Service charges on deposits	234	34			268
Brokerage	183				183
Consumer services	272				272
Corporate services	449				449
Equity management gains	82				82
Net securities losses	(207)				(207)
Trading	150				150
Gain on BlackRock transaction	2,078				2,078
Other	202	68			270

Total noninterest income	5,358	185			5,543

Noninterest Expense
Compensation	1,686	148			1,834
Employee benefits	249	43			292
Net occupancy	241	24			265
Equipment	234	25			259
Marketing	81				81
Other	1,007	89	34	(C)	1,130

Total noninterest expense	3,498	329	34		3,861

Income before minority and noncontrolling interests and income taxes	3,457	342	(124)		3,675
Minority and noncontrolling interests in income of consolidated entities	23				23
Income taxes	1,215	127	(47)	(G)	1,295

Net income	$2,219	$215	$(77)		$2,357

In millions, except per share data	PNC as Reported (a) (Unaudited)	MRBK as Reported (b) (Unaudited)	Pro Forma Adjustments (Unaudited)	Notes		Pro Forma Combined (Unaudited)
Earnings Per Common Share
Basic	$7.60					$6.84
Diluted (c)	$7.46					$6.73

Average Common Shares Outstanding
Basic	292		52	(E	)	344
Diluted	297		52	(E	)	349

(a)	Amounts derived from PNC’s unaudited interim consolidated financial statements as of, and for the nine months ended, September 30, 2006.
(b)	Amounts derived from Mercantile’s unaudited interim consolidated financial statements as of, and for the nine months ended, September 30, 2006.
(c)	Net income applicable to diluted EPS includes a ($5) million BlackRock adjustment for common stock equivalents.

See accompanying Notes to Pro Forma Condensed Combined Financial Statements.

THE PNC FINANCIAL SERVICES GROUP, INC.

Pro Forma Condensed Combined Income Statement

Year ended December 31, 2005

In millions, except per share data	PNC as Reported (a)	MRBK as Reported (b)	Pro Forma Adjustments (Unaudited)	Notes	Pro Forma Combined (Unaudited)
Net Interest Income
Loans	$2,669	$701	$23	(A)	$3,393
Securities available for sale and held to maturity	822	113			935
Other	243	2			245

Total interest income	3,734	816	23		4,573

Interest Expense
Deposits	981	140	19	(D)	1,140
Borrowed funds	599	59	122	(E)	780

Total interest expense	1,580	199	141		1,920

Net interest income	2,154	617	(118)		2,653
Provision for credit losses	21	1			22

Net interest income less provision for credit losses	2,133	616	(118)		2,631

Noninterest Income
Asset management	1,443	96			1,539
Fund servicing	870				870
Service charges on deposits	273	44			317
Brokerage	225				225
Consumer services	293				293
Corporate services	485				485
Equity management gains	96				96
Net securities gains (losses)	(41)				(41)
Trading	157				157
Other	372	103			475

Total noninterest income	4,173	243			4,416

Noninterest Expense
Compensation	2,061	200			2,261
Employee benefits	332	46			378
Net occupancy	313	29			342
Equipment	296	32			328
Marketing	106				106
Other	1,236	114	47	(C)	1,397

Total noninterest expense	4,344	421	47		4,812

Income before minority and noncontrolling interests and income taxes	1,962	438	(165)		2,235
Minority and noncontrolling interests in income of consolidated entities	33				33
Income taxes	604	162	(62)	(G)	704

Net income	$1,325	$276	$(103)		$1,498

In millions, except per share data	PNC as Reported (a)	MRBK as Reported (b)	Pro Forma Adjustments (Unaudited)	Notes		Pro Forma Combined (Unaudited)
Earnings Per Common Share
Basic	$4.63					$4.42
Diluted (c)	$4.55					$4.36

Average Common Shares Outstanding
Basic	286		52	(E	)	338
Diluted	290		52	(E	)	342

(a)	Amounts derived from PNC’s audited consolidated financial statements as of, and for the year ended, December 31, 2005.
(b)	Amounts derived from Mercantile’s audited consolidated financial statements as of, and for the year ended, December 31, 2005.
(c)	Net income applicable to diluted EPS includes a ($7) million BlackRock adjustment for common stock equivalents.

See accompanying Notes to Pro Forma Condensed Combined Financial Statements.

The PNC Financial Services Group, Inc.

Notes to Pro Forma Condensed Combined Financial Statements

Note 1—Pro Forma Financial Information:

The merger will be accounted for as an acquisition by PNC of Mercantile using the purchase method of accounting. Accordingly, the assets and liabilities of Mercantile will be recorded at their respective fair values on the date the merger is completed. The share value of PNC common stock issued to effect the merger has been estimated at $71.72 per share. This amount was determined by averaging the price of shares of PNC common stock for a period beginning two trading days before the announcement of the merger and ending two trading days after the merger agreement (which includes the day of announcement).

The pro forma financial information includes estimated adjustments to record certain assets and liabilities of Mercantile at their respective fair values. The pro forma adjustments included herein are subject to change depending on changes in interest rates and the components of assets and liabilities and as additional information becomes available and additional analyses are performed. Certain other assets and liabilities of Mercantile, including fixed assets and debt, will also be subject to adjustment at their respective fair values. Pending more detailed analyses, no pro forma adjustments are included herein for these assets and liabilities.

The final allocation of the purchase price will be determined after the merger is completed and additional analyses are performed to determine the fair values of Mercantile’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Changes in the fair value of the net assets of Mercantile as of the date of the merger, further refinement of transaction costs, and changes in Mercantile’s stockholders’ equity, including net income and dividends, between September 30, 2006 and the date of the merger will change the amount of goodwill recorded. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

The pro forma financial information for the merger is included only as of and for the nine months ended September 30, 2006 and for the year ended December 31, 2005. The unaudited pro forma information is not necessarily indicative of the results of operations of the combined financial position that would have resulted had the merger been completed at the beginning of the applicable periods presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company.

Note 2—Purchase Price:

The pro forma financial information reflects the right of each Mercantile shareholder to receive (A) a number of shares of PNC common stock equal to the product of 0.4184 times the number of shares of Mercantile stock held on the record date, and (B) an amount of cash equal to the product of $16.45 times the number of Mercantile shares held on the record date. Each option outstanding will be exchanged for cash based on the total consideration ($16.45 in cash plus 0.4184 multiplied by the average of the closing sales prices of PNC common stock for the five trading days immediately preceding the date of completion of the merger) less the exercise price per share of option. The cash payment for the options is considered part of the purchase price. Based on these assumptions at September 30, 2006, the stock component will include the issuance of 52.5 million PNC shares and the cash component of the merger consideration is approximately $2.1 billion in the aggregate for stock and options.

The table below provides the calculation of the number of shares issued:

(In millions)	As of September 30, 2006
Mercantile Common Shares Outstanding	125.5
Exchange Ratio	0.4184

PNC Common Stock Issued		52.5

The table below provides the calculation of the aggregate consideration:

(In millions, except per share amounts)
Purchase Price:
Stock Consideration:
Mercantile Common Shares Outstanding	125.5
Exchange Ratio	0.4184
Average PNC Share Price over Days Surrounding Announcement	$71.72
Purchase Price per Mercantile Common Shares Outstanding	$30.01	$3,765

Cash Consideration:
Mercantile Common Shares Outstanding	125.5
Cash Consideration per Share	$16.45	2,064

Options Outstanding	3.3
Average Strike Price	$27.46
Average Purchase Price per Mercantile Option	$18.99
Estimated Purchase Price per Mercantile Option		62

Total Cash Consideration		2,126

Purchase Price		$5,891

The pro forma financial information includes adjustments to stockholders’ equity to reflect the addition of 52.5 million shares of PNC stock with an aggregate value of $3.8 billion. The pro forma balance sheet adjustments include an increase to borrowings of $2.1 billion related to funding the cash component to be paid to each Mercantile shareholder and option holder.

The following table provides a summary of pro forma adjustments to stockholders’ equity:

(In millions, except per share amounts)	As of September 30, 2006
Equity Adjustment:
PNC Shares of Common Stock Issued	52.5
Average PNC Share Price over Days Surrounding Announcement	$71.72	$3,765

Less: Mercantile equity	2,393

Total		$1,372

Note 3—Pro Forma Adjustments:

The following table provides the calculation and allocation of the purchase price in the pro forma financial statements at September 30, 2006:

(In millions)
Purchase Price			$5,891

Net Assets Acquired:
Mercantile Stockholders’ Equity	$2,393
Mercantile Goodwill and Other Intangibles	808		1,585

Excess of Purchase Price Over Carrying Value of Net Assets Acquired			4,306

Estimated Adjustments to Reflect Fair Value of Net Assets Acquired:
Loans	120	(A)
Estimated Core Deposit Intangible	(289	)(C)
Deposits	(34	)(D)
Deferred Income Taxes (included in accrued expenses and other liabilities)	77	(F)

Goodwill Resulting from Merger			$4,180

Less: Mercantile Existing Goodwill	(760)

Adjustment to Goodwill			$3,420	(B)

The adjustments reflected in the pro forma condensed combined income statements are presented in the table below:

Increase/(Decrease) to Income (In millions)	Nine Months Ended 09/30/06		Year Ended 12/31/05
Accretion of Loan Purchase Accounting Adjustment	$17	(A)	$23	(A)
Amortization of Deposit Purchase Accounting Adjustment	(15	)(D)	(19	)(D)
Financing Costs on Cash Consideration	(92	)(E)	(122	)(E)
Amortization of CDI Established Through Purchase Accounting	(41	)(C)	(55	)(C)
Remove Amortization of Mercantile’s Intangibles	7	(C)	8	(C)

Reduction in Income Before Income Taxes	(124)		(165)
Income Tax Adjustment	(47	)(G)	(62	)(G)

Reduction in Net Income	$(77)		$(103)

(A)	The fair value purchase accounting adjustment to loans is ($120) million. The adjustment will be recognized over the estimated remaining life of the related loan portfolio of approximately 6 years. The adjustment reflected is based upon preliminary valuations performed as of September 30, 2006. The preliminary impact of this adjustment will increase pretax interest income by $17 million and $23 million for the nine months ended September 30, 2006 and for the year ended December 31, 2005, respectively. The final adjustments may be significantly different.

(B)	Adjustment to eliminate existing Mercantile goodwill and record the goodwill resulting from the merger.

(C)

The purchase accounting adjustment to core deposit intangible assets is $241 million. The adjustment includes the establishment of a core deposit intangible asset of $289 million less Mercantile’s recorded other intangibles of $48 million. The $289 million was calculated by applying a premium of 3.6% to Mercantile’s core deposits. Core deposits are defined as all non-interest bearing deposits and interest-bearing transaction accounts excluding all time deposits. The amortization of the core deposit intangible in the pro forma income statements is assumed to be over a 9.5-year period using an accelerated method. The adjustment reflected is based upon preliminary valuations performed as of September 30, 2006. The preliminary net impact of this adjustment will increase pretax noninterest expenses by $34 million and $47 million for the nine months ended September 30, 2006 and for the year ended December 31, 2005, respectively. The final adjustments may be significantly different.

(D)	The fair value purchase accounting adjustment to fixed-rate deposits is ($34) million. The adjustment will be recognized over the estimated remaining life of the related deposit liabilities of approximately 2.5 years. The adjustment reflected is based upon preliminary valuations performed as of September 30, 2006. The preliminary impact of this adjustment will increase pretax interest expense by $15 million and $19 million for the nine months ended September 30, 2006 and for the year ended December 31, 2005, respectively. The final adjustments may be significantly different.

(E)	Adjustment to reflect stock and cash consideration for Mercantile outstanding shares and options. See Note 2 for further information. The financing costs on the cash consideration are based on an estimated current annual rate of 5.75%. The preliminary impact of the financing costs will increase pretax interest expense by $92 million and $122 million for the nine months ended September 30, 2006 and for the year ended December 31, 2005, respectively.

(F)	Adjustment to accrued and other expenses represents additional net deferred tax liability of $77 million resulting from the pro forma adjustments, with the exception of goodwill. Deferred taxes were recorded based on an incremental tax rate (both federal and state taxes). (A deferred tax liability of $109 million relates to the CDI.)

(G)	Adjustment to record the tax effect of the pro forma adjustments based on an incremental tax rate (both federal and state taxes).

Note 4—Preliminary Plans of Consolidation:

In connection with the merger, PNC and Mercantile have begun to develop the preliminary plans to consolidate the operations of PNC and Mercantile. Over the next several months, the specific details of these plans will be refined. PNC and Mercantile are currently in the process of assessing the two companies’ personnel, benefit plans, premises, equipment, computer systems and service contracts to determine where they may take advantage of redundancies or where it will be beneficial or necessary to convert to one system. Certain decisions arising from these assessments may involve involuntary termination of Mercantile’s employees, vacating Mercantile’s leased premises, canceling contracts between Mercantile and certain service providers and selling or otherwise disposing of certain premises, furniture and equipment owned by Mercantile. The pretax costs associated with such decisions, which are currently estimated at $156 million, will be recorded as purchase accounting adjustments, which have the effect of increasing the amount of the purchase price allocable to goodwill. It is expected that all such costs will be identified and recorded within one year of completion of the merger and all such actions required to effect these decisions would be taken within one year after finalization of these plans. The pro forma condensed combined balance sheet does not include a preliminary estimate of such costs since these costs are not indicative of what the historical results of PNC would have been had PNC and Mercantile actually been combined during the periods presented.

PNC also expects to incur merger-related expenses including system conversion costs, employee retention arrangements and costs of incremental communications to customers and others. It is expected that the exit and disposal costs along with the merger-related costs will be incurred over a one-year period after completion of the merger. Preliminarily, PNC estimates these restructuring and merger-related pretax expenses will approximate $86 million. The estimate is not included in the pro forma income statements since these costs will be recorded in the combined results of operations as they are incurred after completion of the merger and are not indicative of what the historical results of PNC would have been had PNC and Mercantile actually been combined during the periods presented.

Additionally, PNC expects to realize approximately $108 million in pretax cost savings following the merger, which PNC expects to be phased in over a two-year period. These cost savings are not reflected in the pro forma financial information. PNC also expects to realize $27 million in pretax synergies and cost savings at PNC as a result of balance sheet repositioning and branch cost avoidance in the future.

COMPARISON OF STOCKHOLDERS’ RIGHTS

PNC is incorporated in Pennsylvania and Mercantile is incorporated in Maryland. Your rights as a Mercantile stockholder are governed by the Maryland General Corporation Law, the Mercantile charter and the Mercantile bylaws. Upon completion of the merger, you will exchange your shares of Mercantile common stock for cash and shares of PNC common stock, and as PNC stockholders your rights will be governed by the Pennsylvania Business Corporation Law, the PNC articles of incorporation and the PNC bylaws.

The following is a summary of the material differences between the rights of holders of PNC common stock and the rights of holders of Mercantile common stock, but does not purport to be a complete description of those differences. These differences may be determined in full by reference to the Pennsylvania Business Corporation Law, the Maryland General Corporation Law, the PNC articles of incorporation, the Mercantile charter, the PNC bylaws and the Mercantile bylaws. The PNC articles of incorporation, the Mercantile charter and the PNC and Mercantile bylaws are subject to amendment in accordance with their terms. Copies of the governing corporate instruments are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “Where You Can Find More Information” on page [    ].

MERCANTILE	PNC
AUTHORIZED CAPITAL STOCK

Authorized Shares. Mercantile is authorized under its charter to issue 200,000,000 shares of common stock, par value $2.00 per share, and 2,000,000 shares of preferred stock, without par value, of which 1,600,000 shares have been classified as Class A Preferred Stock.	Authorized Shares. PNC is authorized under its articles of incorporation to issue 800,000,000 shares of common stock, par value $5.00 per share, and 20,000,000 shares of preferred stock, par value $1.00 per share.

Preferred Stock. Under Mercantile’s charter, Mercantile’s board of directors is authorized to classify and reclassify any unissued shares of Mercantile preferred stock by fixing or altering from time to time before issuance, the preferences, rights, voting powers, restrictions, qualifications, dividends, redemption rights, and conversion rights, provided that the Board of Directors shall not classify or reclassify any shares into shares of common stock or into any class or series of stock which is not prior to the common stock either as to dividends or liquidation and which is not limited in some respect either as to dividends or upon liquidation.	Preferred Stock. PNC’s articles of incorporation authorizes the Board, without further stockholder action, to issue up to 20,000,000 shares of preferred stock, in one or more series, and determine by resolution any designations, preferences, qualifications, privileges, limitations, restrictions, or special or relative rights of additional series. The rights of preferred stockholders may supersede the rights of common stockholders.

VOTING RIGHTS IN AN EXTRAORDINARY TRANSACTION

The Maryland General Corporation Law generally requires approval of a consolidation, merger, share exchange or transfer by the affirmative vote of two-thirds of all votes entitled to be cast on the matter. However, a Maryland corporation’s charter may provide for a greater or lesser vote (but not less than a majority). Mercantile’s charter does not alter the default provisions of Maryland law.	Pursuant to Section 1924 of the Pennsylvania Business Corporation Law, a plan of merger or consolidation may be adopted if, among other conditions, it receives the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon. No shareholder vote is required for a merger where the articles of incorporation of the surviving corporation are identical to those of the corporation being merged, or for a merger of an 80%–owned subsidiary into the parent.

MERCANTILE	PNC
AMENDMENT TO THE ARTICLES OF INCORPORATION

Maryland law generally provides that a corporation may amend its charter if the Board proposes the amendment to stockholders and it receives the requisite stockholder approval. Unless a corporation’s charter provides otherwise, such amendments must be approved by two-thirds of all votes entitled to be cast on the matter. Mercantile’s charter does not alter the default Maryland provision.	Under the Pennsylvania Business Corporation Law, an amendment to the articles of incorporation can be proposed by adoption of a resolution by the PNC board. An amendment must be submitted to a vote and approved by a majority of the shareholders entitled to vote thereon and, if any class or series of shares is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each such class vote, except for amendments on matters specified in Section 1914(c) of the PBCL that do not require shareholder approval. Amendments affecting the relative rights and preferences of shares are subject to special restrictions. Amendments of PNC’s charter that materially affect the rights of the holders of shares of Series G Preferred Stock, which would be issued under certain circumstances pursuant to the shareholders rights plan require the consent of two-thirds of such holders, voting together as a single class.

AMENDMENT TO THE BYLAWS

Under the Maryland General Corporation Law the power to adopt, alter and repeal a corporation’s bylaws is vested in the stockholders, except to the extent that the charter or bylaws vest it in the board of directors. Mercantile’s board of directors may amend, alter, suspend, or repeal its bylaws, provided that actions by the directors relating to the bylaws must be reported to the stockholders at the next annual meeting and the actions may be changed or rescinded by majority vote of all of the stock then outstanding and entitled to vote. The directors may not amend the bylaw amendment provision.	PNC’s bylaws may be altered, amended, added to or repealed by a vote of a majority of the PNC board at any regular meeting of the PNC board or at any special meeting of the PNC board called for that purpose. However, PNC’s charter provides that the authority to make, amend, and repeal bylaws, while vested in the PNC board, is subject to the power of the shareholders to change such action. Moreover, the PNC board may not adopt or change a bylaw on certain subjects committed expressly to the shareholders by Section 1504(b) of the PBCL.

APPRAISAL RIGHTS

Under the Maryland General Corporation Law, appraisal rights are available only in connection with (1) a consolidation or merger with another corporation, (2) acquisitions of the stockholder’s stock in a share exchange, (3) a transfer of assets requiring stockholder approval, (4) an amendment of a company’s charter in a way that alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder’s rights, unless the right to do so is reserved by the charter of the corporation, or (5) transactions governed by the voting requirements section related to business combinations with

Under the PBCL Section 1571, appraisal rights are available only in connection with specific transactions. However, appraisal rights are not available in the merger for shareholders if the shares are (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or (ii) held beneficially or of record by more than 2,000 persons.

PNC stockholders have no appraisal rights because PNC common stock is listed on the NYSE and PNC has more than 2,000 shareholders.

MERCANTILE	PNC
interested stockholders, or that are exempt from such voting requirements in certain circumstances.

However, no appraisal rights are available to holders of shares of any class of stock if:

•      the stock is listed on a national securities exchange, is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or is designated for trading on the NASDAQ Small Cap Market;

•      the stock is that of the successor in a merger, unless (1) the merger alters the contract rights of the stock as expressly set forth in the articles of incorporation (or other organizational document of the successor), and such document does not reserve the right to do so, or (2) the stock is to be changed or converted into something other than either stock in the successor or cash, scrip or other rights or interests arising out of the provisions for the treatment of fractional shares of stock in the successor;

•      the stock is generally not entitled to be voted on the transaction or the stockholder did not own the shares on the record date;

•      the charter provides that the holders of stock are not entitled to exercise appraisal rights; or

•      the stock is that of an open-end investment company.

Holders of Mercantile common stock do not have any appraisal rights because the outstanding shares of Mercantile common stock are listed on the NASDAQ. See the discussion in the “The Merger—Mercantile Stockholders Do Not Have Dissenters’ Appraisal Rights in the Merger” on page [ ].

SPECIAL MEETINGS OF STOCKHOLDERS

The Maryland General Corporation Law provides that a special meeting of stockholders may be called by a corporation’s president, board of directors or any other person specified in a corporation’s charter or bylaws. The Mercantile bylaws provide that special meetings of stockholders may be called at any time for any purpose by Mercantile’s board of directors, chairman, vice-chairman or president, or otherwise as provided	Special meetings of the shareholders may be called, at any time, only by the board of directors, the chairman of the board, the president or a vice chairman of the board. While the PBCL provides generally that in addition to the foregoing persons, a group of shareholders entitled to cast at least 20% of the votes that all shareholders are entitled to cast at the particular meeting may call a special meeting, this

MERCANTILE	PNC
by law. Mercantile also permits special meetings of stockholders to be held upon the written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the proposed meeting.	provision does not apply to, among others, corporations, such as PNC, that are registered under the Exchange Act. Since PNC is registered under the Exchange Act, shareholders of PNC are not entitled to call a special meeting. Only business brought before the meeting 1) pursuant to PNC’s notice of such meeting, 2) by the presiding officer or 3) at the direction of a majority of the board, may be conducted at such special meeting of shareholders.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Mercantile’s bylaws provide that a stockholder wanting to submit a stockholder proposal at an annual meeting must deliver written notice to the Secretary of Mercantile not earlier than 120 days and not later than 90 days prior to the anniversary date of mailing of notice for the preceding year’s annual meeting. Stockholder proposals relating to a bylaw amendment adopted by the Board of Directors must be delivered to the Secretary of Mercantile no later than the latter of the time set forth above or 10 days following public disclosure by Mercantile of board action on an amendment.

Mercantile’s bylaws provide that a stockholder entitled to vote for the election of directors may make nominations for the election of directors at an annual meeting of stockholders by giving written notice to the Secretary of Mercantile not earlier than 120 days and not later than 90 days prior to the anniversary date of mailing of notice for the preceding year’s annual meeting. In the case of a special meeting at which directors are to be elected, such notice must be given not earlier than 120 days and not later than 90 days prior to the date of the special meeting. The notice must contain specific information as set forth in Mercantile’s bylaws.

A nomination for the election of a director or a proposal for action at an annual meeting may be made by a shareholder only if written notice of such nomination or proposal has been received by the Secretary of PNC not later than 90 days prior to such annual meeting (unless another date is specified in the proxy materials distributed to shareholders), or if the annual meeting is to be held on a date other than the fourth Tuesday in April, the close of business on the tenth day following the first public disclosure of the date of such meeting. Any such nomination for the election of a director or a proposal for action at an annual meeting must conform to the requirements set out in PNC’s bylaws that are applicable to such nominations or proposals.

BOARD OF DIRECTORS

Number of Directors

Under the Maryland General Corporation Law, a corporation must have a board of directors consisting of at least one director. Mercantile currently has 20 directors, which number may be increased or decreased by the action of the Board.	The board of directors of PNC has 16 directors. The bylaws of PNC provides that the number of directors will be not less than 5 nor more than 36.

MERCANTILE	PNC
Classification

The Maryland General Corporation Law permits classification of a Maryland corporation’s board of directors if the corporation’s charter or bylaws so provide. The Mercantile Board is classified into three classes. One class of directors is elected at each annual meeting of stockholders to hold office for a term of three years.	Pennsylvania law permits classified boards but PNC has not adopted one.

Removal

Mercantile’s charter requires the affirmative vote of not less than two-thirds of all the votes entitled to be cast by the stockholders generally in the election of directors to remove any director or the entire board of directors. Directors may be removed only for cause as provided under Maryland law.	The PBCL provides that any director may be removed by a vote of shareholders entitled to elect directors. Shareholder removal of directors is restricted if the board of directors is classified, if shareholders vote cumulatively when electing directors, or if the bylaws contain provisions addressing shareholder removal of directors, but none of these restrictions apply to PNC. Directors may remove a fellow director if he or she has been judicially declared of unsound mind, has been convicted of an offense punishable by imprisonment for more than one year or has failed to accept the office, or upon any other proper cause that the bylaws may specify. A court may remove a director upon application in a derivative suit in cases of fraudulent or dishonest acts, gross abuse of authority or discretion, or for any other proper cause.

Vacancies

Under the Mercantile charter, a vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors, shall be filled by vote of a majority of directors remaining in office.	Vacancies in the board, including vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors though less than a quorum.

Special Meetings of the Board

Special meetings of the Board of Directors may be called by the Board of Directors, the Executive Committee, the Chairman of the Board, the Vice-Chairman of the Board or the President and shall be called at the request of two or more directors.	Special meetings of the board of directors may be called by the Chairman of the Board, the Chief Executive Officer, the President, any Vice Chairman, or at the written request of any three directors.

Director Liability and Indemnification

The Maryland General Corporation Law permits a Maryland corporation to indemnify any director or	The PBCL permits a corporation to indemnify any person who was or is a party or is threatened to be

MERCANTILE	PNC

officer made, or threatened to be made, a party to any proceeding by reason of service in that capacity unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

The Maryland General Corporation Law requires a corporation (unless its charter provides otherwise which the Mercantile charter does not) to indemnify reasonable expenses for a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made, or threatened to be made, a party by reason of his service in that capacity.

The Mercantile charter provides, in accordance with Maryland law, that the liability of directors and officers to Mercantile or its stockholders for money damages shall be limited to the maximum extent that the liability of directors and officers of a Maryland corporation is permitted to be limited by Maryland law. This limitation on liability shall apply to events occurring at the time a person serves as a director or officer of Mercantile whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

The Mercantile charter further provides that, to the maximum extent permitted by Maryland law, Mercantile shall indemnify its currently acting and its former directors against any and all liabilities and expenses incurred in connection with their services in such capacities, shall indemnify its currently acting and its former officers to the full extent that indemnification shall be provided to directors, and shall indemnify, to the same extent, its employees and agents and persons who serve and have served, at its request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture or other enterprise. Mercantile shall advance expenses to its directors, officers and other persons referred to above to the extent permitted by Maryland law. Mercantile’s made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a representative of the corporation, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. In an action by or in the right of the corporation, indemnification will not be made in respect of any claim, issue, or matter as to which the person has been adjudged to be liable to the corporation.

Unless ordered by a court, the determination of whether indemnification is proper in a specific case will be determined by 1) the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding; 2) if such a quorum is not obtainable or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or 3) by the shareholders

To the extent that a representative of a business corporation has been successful on the merits or otherwise in defense of a third-party action, derivative action, or corporate action, he must be indemnified against expenses (including attorneys fees) actually and reasonably incurred by him in connection therewith.

Pennsylvania law permits a corporation to purchase and maintain insurance for a director or officer against any liability asserted him, and incurred in his capacity as a director or officer or arising out of his position, whether or not the corporation would have the power to indemnify him against such liability under Pennsylvania law.

The PNC bylaws provide that a director shall to the maximum extent permitted by Pennsylvania law, have no personal liability or monetary damages for any action taken, or any failure to take any action as a director. The PNC bylaws also provide for indemnification for current and former directors, officers, employees, or agents serving at the request of

MERCANTILE	PNC

Board of directors may by bylaw, resolution or other agreement make further provision for indemnification of directors, officers, employees and agents to the extent permitted by Maryland law.

Maryland law permits a corporation to purchase and maintain insurance for a director or officer against any liability asserted him, and incurred in his capacity as a director or officer or arising out of his position, whether or not the corporation would have the power to indemnify him against such liability under Maryland law.

the corporation to the fullest extent permitted by Pennsylvania law.

STOCKHOLDER RIGHTS PLAN

The Maryland General Corporation Law expressly authorizes a corporation’s board of directors to adopt stockholder rights plans, which may include slow hand stockholder rights plans, without stockholder approval.

Mercantile has a stockholder’s rights agreement. Rights, which under certain circumstances may become exercisable for the purchase of Mercantile preferred stock or Mercantile common stock, or exchangeable for Mercantile preferred stock or Mercantile common stock, attach to each share of Mercantile common stock. In general, these rights become exercisable within 10 business days after a person, or group, acquires or makes a tender offer or an exchange offer for the beneficial ownership of 10% or more of the outstanding Mercantile common stock or at an earlier or later time as the Mercantile board of directors may determine. Until the rights become exercisable, they will not be separate from the Mercantile common stock and will automatically trade with the Mercantile common stock. When the rights become exercisable after a person or group acquires beneficial ownership of 10% or more of the outstanding common stock of Mercantile, the rights of such acquiring person or group (and any affiliates and associates thereof) become void. Accordingly, the rights agreement can have a deterrent effect on unsolicited takeover attempts and, therefore, may delay or make it more difficult to achieve a change in control of Mercantile.

Prior to and in connection with the execution of the merger agreement, Mercantile and Mercantile-Safe Deposit and Trust Company, as rights agent, entered into an amendment to the

PNC has a shareholder rights agreement that could discourage unwanted or hostile takeover attempts that are not approved by PNC’s board. The rights plan allows holders of PNC common stock to purchase shares in either PNC or an acquirer at a discount to market value in response to specified takeover events that are not approved in advance by PNC’s board. The rights plan is expected to continue in effect after the merger as the rights plan of the combined company.

MERCANTILE	PNC
stockholder’s rights agreement, pursuant to which neither PNC nor its affiliates will be deemed to be an acquiring person as a result of the execution and delivery of the merger agreement or the consummation of the merger. Pursuant to the amendment, the execution of the merger agreement and the consummation of the merger will be deemed not to trigger the separation or exercise of the rights. In addition, pursuant to the amendment, the stockholder’s rights agreement and the rights thereof will expire upon consummation of the merger.

STATE ANTI-TAKEOVER STATUTES

Business Combinations

Mercantile is subject to the Maryland Business Combination Act. Pursuant to the Maryland Business Combination Act, a corporation may not engage in any “business combination” with an “interested stockholder” (generally, one who beneficially owns 10% or more of the voting power) or its affiliate for a period of five years after the interested stockholder first becomes an interested stockholder. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested stockholder unless (1) the transaction has been recommended by the board of directors and (2) the transaction has been approved by (a) 80% of the outstanding shares entitled to be cast and (b) two-thirds of the votes entitled to be cast other than shares owned by the interested stockholder. This approval requirement need not be met if certain fair price and other criteria have been satisfied.

The term “business combination” is defined to include a wide variety of transactions, including mergers, consolidations, share exchanges, sales or other dispositions of 10% or more of a corporation’s assets and various other transactions that may benefit an interest stockholder.

These provisions do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. A person is not an interested stockholder under the statute if the board of directors

In its bylaws, PNC has expressly opted out of the protection of Subchapter G of Chapter 25 of the PBCL, which would otherwise enable existing shareholders of PNC in certain circumstances to block the voting rights of an acquiring person who makes or proposes to make a control-share acquisition. PNC has also opted out of the protection of Subchapter H of Chapter 25 of the PBCL, which would otherwise enable PNC to recover certain payments made to shareholders who have evidenced an intent to acquire control of PNC. However, PNC remains subject to certain other provisions of Pennsylvania law that may have the effect of discouraging a takeover of PNC. First, persons who through a “control transaction” acquire the right to cast at least 20% of the votes required for an election of directors, become subject to the obligation to pay objecting shareholders fair value for their shares. Second, business combinations with a 20%-plus shareholder are subject to heightened voting and approval requirements. None of these Pennsylvania laws applies to the merger.

MERCANTILE	PNC
approved in advance the transaction by which such person otherwise would have become an interested stockholder.

Control Share Acquisition

The Mercantile Board has adopted a bylaw amendment, exempting in advance any control share acquisition from the Maryland Control Share Acquisition Act. Such amendment could be rescinded or changed in the future.

The Maryland Control Share Acquisition Act provides that control shares acquired in a control share acquisition have no voting rights except to the extent approved by the stockholders at a special meeting of the stockholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares, or as exempted by a provision contained in the charter or bylaws and adopted at any time before the acquisition of the shares.

See under business combinations directly above.

The special meeting of stockholders to consider the voting rights to be accorded the shares acquired or to be acquired in the control share acquisition is to be held within 50 days after the date on which the corporation receives a request and a written undertaking to pay the corporation’s expenses of the special meeting delivered by the acquiring person. If the acquiring person does not request a special meeting, the issue of the voting rights to be accorded the shares acquired in the control share acquisition may be presented by the corporation for consideration at any meeting of stockholders.

If voting rights have not been approved for control shares, the corporation may redeem any or all of the control shares within certain periods. In addition, stockholders may be entitled to appraisal rights, as described above in “—Appraisal Rights,” if voting rights are approved for certain control share acquisitions.

“Control shares” means shares of stock that would, if aggregated with all other shares of stock of the corporation owned by a person or in respect of which that person is entitled to exercise voting power (except by a revocable proxy), entitle that

MERCANTILE	PNC

person, directly or indirectly, to exercise the voting power of shares of stock of the corporation in the election of directors within any of the following ranges of voting power: one-tenth or more, but less than one-third of all voting power; one-third or more, but less than a majority of all voting power; or a majority or more of all voting power.

“Control Share Acquisition” means the acquisition, directly or indirectly, by any person, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Certain transactions are excluded from the definition of control share acquisition, including the acquisition of shares under a merger, consolidation or share exchange effected under the portions of the Maryland General Corporation Law that govern mergers and require board and stockholder approval, if the corporation is a party to the merger, consolidation or share exchange.

DUTIES OF DIRECTORS

Under the Maryland General Corporation Law, the standard of conduct for directors is governed by statute. The Maryland General Corporation Law requires that a director of a Maryland corporation perform his or her duties: (1) in good faith, (2) in a manner he or she reasonably believes to be in the best interests of the corporation, and (3) with the care that an ordinarily prudent person in a like position would use under similar circumstances. A director’s acts are presumed to satisfy this standard of conduct. In addition, under the Maryland General Corporation law, the acts of directors of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control of a corporation are not subject to any higher duty or greater scrutiny than is applied to any other act of a director.	Under the PBCL, the standard of conduct for directors is governed by statute. The PBCL requires that a director of a Pennsylvania corporation perform his or her duties: (1) in good faith, (2) in a manner he or she reasonably believes to be in the best interests of the corporation, and (3) with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances.

A director’s duty does not require him or her to (1) accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (2) authorize the corporation to redeem any rights under, or modify or render inapplicable, any stockholders rights plan, (3) make a determination under the Maryland Business Combination Act or the Maryland Control Share Acquisition Act, or (4) act or fail to act solely because of the effect the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition.

COMPARATIVE MARKET PRICES AND DIVIDENDS

PNC common stock is listed on the NYSE and Mercantile common stock is listed on the NASDAQ. The following table sets forth the high and low sales prices of shares of PNC common stock and Mercantile common stock as reported on the NYSE and the NASDAQ, respectively, and the quarterly cash dividends declared per share for the periods indicated.

	PNC Common Stock			Mercantile Common Stock
	High	Low	Dividend	High	Low	Dividend
2004
First Quarter	$59.79	$52.68	$0.50	$30.67	$27.67	$0.22
Second Quarter	56.00	50.70	0.50	31.95	26.87	0.23
Third Quarter	54.22	48.90	0.50	32.89	29.45	0.23
Fourth Quarter	57.64	50.70	0.50	35.39	31.38	0.23
2005
First Quarter	57.57	50.30	0.50	34.90	32.27	0.23
Second Quarter	55.90	49.35	0.50	35.20	32.39	0.25
Third Quarter	58.95	53.80	0.50	37.46	34.13	0.25
Fourth Quarter	65.66	54.73	0.50	40.09	34.11	0.25
2006
First Quarter	71.42	61.78	0.50	39.82	36.88	0.26
Second Quarter	72.00	65.30	0.55	39.53	35.00	0.28
Third Quarter	73.55	68.09	0.55	37.96	34.29	0.28
Fourth Quarter (through [ ], 2006)

(1)	The above table has been adjusted to reflect a January 20, 2006 three for two stock split of Mercantile’s common stock.

On October 6, 2006, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of PNC common stock as reported on the NYSE were $73.84 and $73.36, respectively. On [                         ], the last full trading day before the date of this document, the high and low sale prices of shares of PNC common stock as reported on the NYSE were $[            ] and $[            ], respectively.

On October 6, 2006, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of Mercantile common stock as reported on the NASDAQ were $37.07 and $36.67, respectively. On [                                 ], the last full trading day before the date of this document, the high and low sale prices of shares of Mercantile common stock as reported on the NASDAQ were $[            ] and $[            ], respectively.

As of [                        ], the last date prior to printing this document for which it was practicable to obtain this information, there were approximately [            ] registered holders of PNC common stock and approximately [            ] registered holders of Mercantile common stock.

PNC stockholders and Mercantile stockholders are advised to obtain current market quotations for PNC common stock and Mercantile common stock. The market price of PNC common stock and Mercantile common stock will fluctuate between the date of this document and the completion of the merger. No assurance can be given concerning the market price of PNC common stock or Mercantile common stock before or after the effective date of the merger.

LEGAL MATTERS

The validity of the PNC common stock to be issued in connection with the merger will be passed upon for PNC by George P. Long, Senior Counsel and Corporate Secretary of PNC. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for PNC by Wachtell, Lipton, Rosen & Katz, and for Mercantile by Davis Polk & Wardwell.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this document by reference from PNC’s Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated into this document by reference, and have been so incorporated in reliance on the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and Mercantile management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this document by reference to Mercantile’s Annual Report on Form 10-K for the year ended December 31, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

OTHER MATTERS

According to the Mercantile bylaws, business to be conducted at a special meeting of stockholders may only be brought before the meeting pursuant to a notice of meeting. Accordingly, no matters other than the matters described in this document will be presented for action at the special meeting or at any adjournment or postponement of the special meeting.

Mercantile 2007 Annual Meeting Stockholder Proposals

Mercantile will hold a 2007 annual meeting of stockholders only if the merger is not completed before the time it is required to hold its 2007 annual meeting under its bylaws. For a stockholder proposal to be considered for inclusion in Mercantile’s proxy statement and form of proxy relating to the Mercantile 2007 annual meeting of stockholders (in the event this meeting is held), the proposal must be received at Mercantile’s principal executive offices not later than December 4, 2006. Any stockholder proposals will be subject to Rule 14a-8 under the Exchange Act.

With respect to any other stockholder proposals, one of Mercantile’s bylaws provides that no business, including a nomination for election as a director, may be brought before an annual meeting of stockholders by any stockholder unless the stockholder has given written notice of the business to the Secretary of Mercantile no more than 120 days and not less than 90 days prior to the first anniversary of the mailing date of the notice of the preceding year’s annual meeting. For the 2007 Annual Meeting of Stockholders, should it be held, this deadline is between December 4, 2006 and January 3, 2007. The notice must include certain information concerning the stockholder, the business the stockholder proposes to bring before the meeting and, in the case of a nomination for director, the nominee. A copy of Mercantile’s bylaws may be obtained from the Secretary of Mercantile at 2 Hopkins Plaza, Baltimore, Maryland 21201.

WHERE YOU CAN FIND MORE INFORMATION

PNC has filed with the SEC a registration statement under the Securities Act that registers the distribution to Mercantile stockholders of the shares of PNC common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about PNC and PNC stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this document.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like PNC and Mercantile, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by PNC with the SEC are also available at PNC’s internet website. The address of the site is www.pnc.com. The reports and other information filed by Mercantile with the SEC are also available at Mercantile’s internet website. The address of the site is www.mercantile.net. We have included the web addresses of the SEC, PNC, and Mercantile as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

The SEC allows PNC and Mercantile to incorporate by reference information in this document. This means that PNC and Mercantile can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that PNC and Mercantile previously filed with the SEC. They contain important information about the companies and their financial condition.

PNC SEC Filings (SEC File No. 001-09718; CIK No. 0000713676)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2005

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2006, June 30, 2006 and September 30, 2006

Current Reports on Form 8-K	Filed on January 26, 2006, February 21, 2006, February 22, 2006, March 24, 2006, May 1, 2006, August 16, 2006, September 8, 2006, September 28, 2006, October 5, 2006, October 10, 2006 (two filings), November 21, 2006 and November 27, 2006 (other than the portions of those documents not deemed to be filed)

The description of PNC common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions

Mercantile SEC Filings (SEC File No. 0-5127; CIK No. 0000064908)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2005

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2006, June 30, 2006, and September 30, 2006

Current Reports on Form 8-K	Filed on January 11, 2006, February 21, 2006 (as amended by a filing on Form 8-K/A on March 17, 2006), March 13, 2006 (as amended by a filing on Form 8-K/A on March 15, 2006), March 15, 2006, March 27, 2006, March 28, 2006, April 4, 2006 (as amended by a filing on Form 8-K/A on April 7, 2006), May 15, 2006, June 14, 2006, June 19, 2006, July 24, 2006, September 11, 2006, September 14, 2006 and October 10, 2006 (other than the portions of those documents not deemed to be filed)

In addition, PNC and Mercantile also incorporate by reference additional documents that either company files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this document and the date of the Mercantile special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

PNC has supplied all information contained or incorporated by reference in this document relating to PNC, as well as all pro forma financial information, and Mercantile has supplied all information relating to Mercantile.

Documents incorporated by reference are available from PNC and Mercantile without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

The PNC Financial Services Group, Inc.	Mercantile Bankshares Corporation
One PNC Plaza	2 Hopkins Plaza, P.O. Box 1477
249 Fifth Avenue	Baltimore, Maryland 21203
Pittsburgh, Pennsylvania 15222-2707	Attention: David E. Borowy,
Investor Relations	Investor Relations
Telephone: (412) 762-2000	Telephone: (410) 347-8361

Mercantile stockholders requesting documents should do so by [                    ], 2007 to receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from PNC or Mercantile, Mercantile will mail them to you by first class mail, or another equally prompt means after it receives your request.

Neither PNC nor Mercantile has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

This document contains a description of the representations and warranties that each of PNC and Mercantile made to the other in the merger agreement. Representations and warranties made by PNC, Mercantile and other applicable parties are also set forth in contracts and other documents (including the merger agreement and option agreement) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding Mercantile, PNC or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and between

THE PNC FINANCIAL SERVICES GROUP, INC.

and

MERCANTILE BANKSHARES CORPORATION

DATED AS OF OCTOBER 8, 2006

A-i

A-ii

A-iii

Exhibit A – Form of Affiliate Letter

INDEX OF DEFINED TERMS

Section
Acquisition Agreement	8.4(a)
Agency(cies)	3.16(d)
Agreement	Preamble
All Cash Consideration	1.5(a)
Alternative Proposal	6.11(a)
Alternative Transaction	6.11(a)
Articles of Merger	1.2
BHC Act	3.1(b)
Broker-Dealer Subsidiary	3.21(b)
Certificate	1.4(d)
Certificate of Merger	1.2
Claim	6.7(a)
Closing	9.1
Closing Date	9.1
Code	Recitals
Confidentiality Agreement	6.2(b)
Convertible Preferred Stock	4.2(a)
Covered Employees	6.6(a)
Criticized Assets	3.16(a)
Derivative Transactions	3.14(a)
DPC Common Shares	1.4(b)
Effective Time	1.2
ERISA	3.11(a)
Exchange Act	3.5(c)
Exchange Agent	2.1
Exchange Agent Agreement	2.1
Exchange Fund	2.2
FDIC	3.1(d)
Federal Reserve Board	3.4
Form ADV	3.20(f)
Form B-D	3.21(a)
Form S-4	3.4
GAAP	3.1(c)
Governmental Entity	3.4
HSR Act	3.4
Indemnified Parties	6.7(a)
Injunction	7.1(d)
Insurance Amount	6.7(c)
Intellectual Property	3.18
Investment Advisers Agreement	3.20(a)
Investment Company Act	3.20(a)
IRS	3.10(a)
Leased Properties	3.17
Letter of Transmittal	2.3(a)
Liens	3.2(b)
Loans	3.16(a)
Material Adverse Effect	3.8(a)

A-iv

Section
Materially Burdensome Regulatory Condition	6.1(b)
Mercantile Bank Subsidiaries	3.1(d)
Mercantile Bankshares	Preamble
Mercantile Bankshares Advisory Entity	3.20(a)
Mercantile Bankshares Advisory Contract	3.20(a)
Mercantile Bankshares Advisory Client	3.20(a)
Mercantile Bankshares Benefit Plans	3.11(a)
Mercantile Bankshares By-laws	3.1(b)
Mercantile Bankshares Capitalization Date	3.2(a)
Mercantile Bankshares Charter	3.1(b)
Mercantile Bankshares Common Stock	1.4(b)
Mercantile Bankshares Contract	3.13(a)
Mercantile Bankshares Disclosure Schedule	Art. III
Mercantile Bankshares Fund Client	3.20(a)
Mercantile Bankshares Options	1.5(a)
Mercantile Bankshares Preferred Stock	3.2(a)
Mercantile Bankshares PSU	1.5(c)
Mercantile Bankshares Regulatory Agreement	3.5(b)
Mercantile Bankshares Restricted Shares	1.5(b)
Mercantile Bankshares Rights Agreement	1.4(b)
Mercantile Bankshares SEC Reports	3.5(c)
Mercantile Bankshares Stock Plans	1.5(a)
Mercantile Bankshares Subsidiary	3.1(c)
Merger	Recitals
Merger Consideration	1.4(c)
MGCL	1.1(a)
NYSE	1.5(a)
Other Regulatory Approvals	3.4
Owned Properties	3.17
PBCL	1.1(a)
Permitted Encumbrances	3.17
PNC	Preamble
PNC Articles	4.1(a)
PNC Bank Subsidiaries	4.01(d)
PNC Bylaws	4.1(a)
PNC Capitalization Date	4.2(a)
PNC Closing Price	1.5(a)
PNC Common Stock	1.4(a)
PNC Disclosure Schedule	Art. IV
PNC Leased Properties	4.13
PNC Owned Properties	4.13
PNC Preferred Stock	4.2(a)
PNC Real Property	4.13
PNC Regulatory Agreement	4.5(b)
PNC Requisite Regulatory Approvals	7.2(d)
PNC Restricted Share Right	1.5(b)
PNC Rights Agreement	1.4(a)
PNC SEC Reports	4.5(c)
PNC Stock Plans	4.2(a)
PNC Subsidiary	3.1(c)
Policies, Practices and Procedures	3.15(b)

A-v

Section
Proxy Statement	3.4
Pre-Termination Takeover Proposal Event	8.4(c)
Real Property	3.17
Regulatory Agencies	3.5(a)
Sarbanes-Oxley Act	3.6(c)
SEC	3.4
Securities Act	3.2(a)
Sponsored	3.20(a)
SRO	3.4
Stock Consideration	1.4(c)
Stock Election	1.4(c)(ii)
Stock Election Shares	1.4(c)(ii)
Subsidiary	3.1(c)
Surviving Corporation	Recitals
Takeover Statutes	3.22
Tax(es)	3.10(b)
Tax Return	3.10(c)
Trust Account Common Shares	1.4(b)
Voting Debt	3.2(a)

A-vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 8, 2006 (this “Agreement”), by and between Mercantile Bankshares Corporation, a Maryland corporation (“Mercantile Bankshares”), and The PNC Financial Services Group, Inc., a Pennsylvania corporation (“PNC”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Mercantile Bankshares and PNC have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for in this Agreement in which Mercantile Bankshares will, on the terms and subject to the conditions set forth in this Agreement, merge with and into PNC (the “Merger”), so that PNC is the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, for federal income Tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. (a) Subject to the terms and conditions of this Agreement, in accordance with the Business Corporation Law of the Commonwealth of Pennsylvania (the “PBCL”) and the Maryland General Corporation Law (the “MGCL”), at the Effective Time Mercantile Bankshares shall merge with and into PNC. PNC shall be the Surviving Corporation in the Merger and shall continue its corporate existence under the laws of the Commonwealth of Pennsylvania. As of the Effective Time, the separate corporate existence of Mercantile Bankshares shall cease.

(b) PNC may at any time change the method of effecting the combination (including by providing for the merger of Mercantile Bankshares and a wholly owned subsidiary of PNC) if and to the extent requested by PNC and consented to by Mercantile Bankshares (such consent not to be unreasonably withheld or delayed); provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of Mercantile Bankshares’s stockholders as a result of receiving the Merger Consideration or the Tax treatment of either party pursuant to this Agreement or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

1.2 Effective Time. The Merger shall become effective as set forth in the articles of merger (the “Certificate of Merger”) that shall be filed with the Department of State of the Commonwealth of Pennsylvania and the articles of merger (the “Articles of Merger”) that shall be filed with the Maryland State Department of

Assessments and Taxation on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Certificate of Merger and the Articles of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 1929 of the PBCL and in Section 3-114 of the MGCL.

1.4 Conversion of Mercantile Bankshares Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of PNC, Mercantile Bankshares or the holder of any of the following securities:

(a) Each share of common stock, par value $5.00 per share, of PNC (together with the rights issued pursuant to the Rights Agreement, dated as of May 15, 2000, as amended, between PNC and Computershare Investor Services, LLC, as Rights Agent (“PNC Rights Agreement”), the (“PNC Common Stock”) and each share of PNC Preferred Stock (as defined in Section 4.2(a)) issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(b) All shares of common stock, par value $2.00 per share, of Mercantile Bankshares (together with the rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of June 8, 1999, between Mercantile Bankshares and Mercantile-Safe Deposit and Trust Company as Rights Agent (the “Mercantile Bankshares Rights Agreement”), the “Mercantile Bankshares Common Stock”) issued and outstanding immediately prior to the Effective Time that are owned by Mercantile Bankshares or PNC (other than shares of Mercantile Bankshares Common Stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares, “Trust Account Common Shares”) and other than shares of Mercantile Bankshares Common Stock held, directly or indirectly, by Mercantile Bankshares or PNC in respect of a debt previously contracted (any such shares, “DPC Common Shares”)) shall be cancelled and shall cease to exist and no stock of PNC or other consideration shall be delivered in exchange therefor.

(c) Subject to Section 1.4(e), each share of the Mercantile Bankshares Common Stock, except for shares of Mercantile Bankshares Common Stock owned by Mercantile Bankshares or PNC (other than Trust Account Common Shares and DPC Common Shares), shall be converted, in accordance with the procedures set forth in Article II, into the right to receive, (i) 0.4184 of a share of PNC Common Stock (the “Stock Consideration”) and (ii) an amount in cash equal to $16.45, without interest (the “Cash Consideration”). The Cash Consideration and the Stock Consideration together are sometimes referred to herein collectively as the “Merger Consideration.”

(d) All of the shares of Mercantile Bankshares Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Mercantile Bankshares Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares, into which the shares of Mercantile Bankshares Common Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.3(f), as well as any dividends to which holders of Mercantile Bankshares Common Stock become entitled in accordance with Section 2.3(c).

(e) If, between the date of this Agreement and the Effective Time, the outstanding shares of PNC Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Stock Consideration.

1.5 Stock Options and Other Stock-Based Awards. (a) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each option to purchase shares of Mercantile

Bankshares Common Stock granted to employees or directors of Mercantile Bankshares or any of its Subsidiaries under the Mercantile Bankshares 1989 Omnibus Stock Plan, the Mercantile Bankshares 1999 Omnibus Stock Plan or the other stock plans set forth on Section 1.5 of the Mercantile Bankshares Disclosure Schedule (collectively, the “Mercantile Bankshares Stock Plans”), regardless of whether or not vested, that is outstanding immediately prior to the Effective Time (collectively, the “Mercantile Bankshares Options”) shall be cancelled and shall only entitle the holder thereof the right to receive, as soon as reasonably practicable following the Effective Time, a lump sum cash payment, without interest, equal to the product of (x) the number of shares subject to such Mercantile Bankshares Option and (y) the excess, if any, of (i) the All Cash Consideration over (ii) the exercise price per share of such Mercantile Bankshares Option; provided, however, that PNC shall be entitled to deduct and withhold such amounts as may be required to be deducted and withheld under the Code and any applicable state or local Tax law.

“All Cash Consideration” shall mean the sum of (x) $16.45 and (y) the product of 0.4184 multiplied by the PNC Closing Price, rounded to the nearest cent.

“PNC Closing Price” shall mean the average, rounded to the nearest one ten thousandth, of the closing sale prices of PNC Common Stock on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal for the five trading days immediately preceding the date of the Effective Time.

(b) As of the Effective Time, each restricted share of Mercantile Bankshares Common Stock granted to any employee or director of Mercantile Bankshares or any of its Subsidiaries under a Mercantile Bankshares Stock Plan, regardless of whether or not vested, that is outstanding immediately prior to the Effective Time (collectively, the “Mercantile Bankshares Restricted Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive, free of any restrictions under the respective restricted stock award agreement, on the same terms as other shareholders as set forth in Article II, the Merger Consideration; provided, however, that, PNC shall be entitled to deduct and withhold such amounts as may be required to be deducted and withheld under the Code and any applicable state or local Tax law.

(c) As of the Effective Time, each restricted stock unit of Mercantile Bankshares Common Stock granted to any employee or director of Mercantile Bankshares or any of its Subsidiaries under a Mercantile Bankshares Stock Plan, regardless of whether or not vested, that is outstanding immediately prior to the Effective Time (collectively, the “Mercantile Bankshares RSUs”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive, free of any restrictions under the respective restricted stock unit award agreement, as soon as reasonably practicable following the Effective Time, the Merger Consideration; provided, however, that PNC shall be entitled to deduct and withhold such amounts as may be required to be deducted and withheld under the Code and any applicable state or local Tax law.

(d) As of the Effective Time, each phantom stock unit (“Mercantile Bankshares PSU”) with respect to shares of Mercantile Bankshares Common Stock held by any non-employee director of Mercantile Bankshares pursuant to the deferred compensation plans listed in Section 1.5(d) of the Mercantile Bankshares Disclosure Schedule (the “Mercantile Bankshares Non-Employee Directors Deferred Compensation Plan”) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to represent rights with respect to shares of Mercantile Bankshares Common Stock and shall be converted into either an amount in cash, without interest, equal to the All Cash Consideration or the Merger Consideration or phantom stock units with respect to a number of shares of PNC Common Stock equal to the product of (x) the number of shares subject to such Mercantile Bankshares PSU and (y) the All Stock Consideration Ratio, on the same terms and conditions as were in effect immediately prior to the Effective Time pursuant to such deferred plan with any cash payment with respect to such to be paid as soon as reasonably practicable following the Effective Time, in the case of any of the above, at the option of Mercantile Bankshares. “All Stock Consideration Ratio” shall mean the sum of (x) $16.45 divided by the PNC Closing Price and (y) 0.4184.

(e) Mercantile Bankshares and PNC agree that prior to the Effective Time, Mercantile Bankshares shall take all actions reasonably necessary, (i) if and to the extent necessary and practicable, to reflect the transactions contemplated by this Section 1.5, (ii) to preclude any automatic or formulaic grant of options, restricted shares or other awards thereunder on or after the date hereof (iii) to suspend the Mercantile Bankshares Dividend Reinvestment and Stock Purchase Plan and the Mercantile Bankshares Employee Stock Purchase Dividend Reinvestment Plan effective on the earlier of (x) the end of the current purchase period under the Plan and (y) immediately prior to the Effective Time (with such plans being effective for any dividends with a record date prior to the Effective Time that are paid after the Effective Time) and to terminate such plans at the Effective Time and (iv) to provide that any grants of equity compensation to be made after the Effective Time pursuant to Annex A of Section 1.5 of the Mercantile Bankshares Disclosure Schedule shall be in shares of PNC Common Stock based on a number of shares of PNC Common Stock equal to the product of (x) the number of shares of Mercantile Bankshares Common Stock that would have been subject to the award and (y) the All Stock Consideration Ratio, with a per share exercise price equal to the fair market value of a share of PNC Common Stock on the date of grant.

1.6 Articles of Incorporation of PNC. At the Effective Time, the PNC Articles shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.7 Bylaws of PNC. At the Effective Time, the PNC Bylaws shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.8 Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1 Exchange Agent. Prior to the Effective Time PNC shall appoint a bank or trust company selected by PNC and reasonably acceptable to Mercantile Bankshares, or PNC’s transfer agent, pursuant to an agreement (the “Exchange Agent Agreement”) to act as exchange agent (the “Exchange Agent”) hereunder.

2.2 Deposit of Merger Consideration. At or prior to the Effective Time, PNC shall deposit, or shall cause to be deposited, with the Exchange Agent (i) certificates representing the number of shares of PNC Common Stock sufficient to deliver, and PNC shall instruct the Exchange Agent to timely deliver, the aggregate Stock Consideration, and (ii) immediately available funds equal to the aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.3(f)) (collectively, the “Exchange Fund”) and PNC shall instruct the Exchange Agent to timely pay the Cash Consideration, and such cash in lieu of fractional shares, in accordance with this Agreement.

2.3 Delivery of Merger Consideration. (a) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Certificate(s) which immediately prior to the Effective Time represented outstanding shares of Mercantile Bankshares Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 and any cash in lieu of fractional shares of PNC Common Stock to be issued or paid in consideration therefor (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificates) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”) and (ii) instructions for use in surrendering Certificate(s) in exchange for the Merger Consideration and any cash in lieu of fractional shares of PNC Common Stock to be issued or paid in consideration therefor in accordance with Section 2.3(f) upon surrender of such Certificate and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c).

(b) Upon surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, a holder of Mercantile Bankshares Common Stock will be entitled to receive promptly after the Effective Time the Merger Consideration (with the aggregate Cash Consideration paid to each such holder rounded to the nearest whole cent) and any cash in lieu of fractional shares of PNC Common Stock to be issued or paid in consideration therefor in respect of the shares of Mercantile Bankshares Common Stock represented by its Certificate or Certificates. Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive the Merger Consideration and any cash in lieu of fractional shares of PNC Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(c) No dividends or other distributions with respect to PNC Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of PNC Common Stock represented thereby, in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of PNC Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of PNC Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the PNC Common Stock issuable with respect to such Certificate.

(d) In the event of a transfer of ownership of a Certificate representing Mercantile Bankshares Common Stock that is not registered in the stock transfer records of Mercantile Bankshares, the proper amount of cash and/or shares of PNC Common Stock shall be paid or issued in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Mercantile Bankshares Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the satisfaction of PNC that the Tax has been paid or is not applicable.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of Mercantile Bankshares of the shares of Mercantile Bankshares Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Mercantile Bankshares Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any cash in lieu of fractional shares of PNC Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

(f) Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of PNC Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to PNC Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of PNC. In lieu of the issuance of any such fractional share, PNC shall pay to each former stockholder of Mercantile Bankshares who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the PNC Closing Price by (ii) the fraction of a share (after taking into account all shares of Mercantile Bankshares Common Stock held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of PNC Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(g) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Mercantile Bankshares as of the first anniversary of the Effective Time may, to the extent permitted by applicable law, be paid to PNC. In such event, any former stockholders of Mercantile Bankshares who have not theretofore complied with this Article II shall thereafter look only to PNC with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the PNC Common Stock deliverable in respect of each share of Mercantile Bankshares Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of PNC, Mercantile Bankshares, the Exchange Agent or any other person shall be liable to any former holder of shares of Mercantile Bankshares Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by PNC or the Exchange Agent, the posting by such person of a bond in such amount as PNC may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

2.4 Withholding Rights. The Exchange Agent (or, subsequent to the first anniversary of the Effective Time, PNC) shall be entitled to deduct and withhold from the cash portion of the Merger Consideration and any cash in lieu of fractional shares of PNC Common Stock otherwise payable pursuant to this Agreement to any holder of Mercantile Bankshares Common Stock or Mercantile Bankshares RSUs such amounts as the Exchange Agent or PNC, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or PNC, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Mercantile Bankshares Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or PNC, as the case may be.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF MERCANTILE BANKSHARES

Except as disclosed in (i) the Mercantile Bankshares SEC Reports filed prior to the date hereof and reasonably apparent that such disclosure is relevant to one or more representations or warranties contained in Article III, or (ii) the disclosure schedule (the “Mercantile Bankshares Disclosure Schedule”) delivered by Mercantile Bankshares to PNC prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of Mercantile Bankshares’s covenants contained herein, provided, however, that disclosure in any Section of such Mercantile Bankshares Disclosure Schedule shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent that such disclosure is relevant to another section of this Agreement, and provided further that, notwithstanding anything in this Agreement to the contrary, (A) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 9.2, and (B) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect (as defined in Section 3.8) on Mercantile Bankshares), Mercantile Bankshares hereby represents and warrants to PNC as follows:

3.1 Corporate Organization. (a) Mercantile Bankshares is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland. Mercantile Bankshares has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

(b) Mercantile Bankshares is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”) and is a financial holding company pursuant to Section 4(l) of the BHC Act and meets the applicable requirements for qualification as such. True, complete and correct copies of the Charter of Mercantile Bankshares, as amended (the “Mercantile Bankshares Charter”), and the By-laws of Mercantile Bankshares (the “Mercantile Bankshares By-laws”), as in effect as of the date of this Agreement, have previously been made available to PNC.

(c) Each of Mercantile Bankshares’s Subsidiaries (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted. The articles of incorporation, by-laws and similar governing documents of each Mercantile Bankshares Subsidiary, copies of which have previously been made available to PNC, are true, complete and correct copies of such documents as of the date of this Agreement. As used in this Agreement, the word “Subsidiary”, when used with respect to either party, means any bank, corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”), and the terms “Mercantile Bankshares Subsidiary” and “PNC Subsidiary” shall mean any direct or indirect Subsidiary of Mercantile Bankshares or PNC, respectively.

(d) The deposit accounts of each of Mercantile-Safe Deposit and Trust Company, The Annapolis Banking and Trust Company, The Citizens National Bank, Farmers & Mechanics Bank, Marshall National Bank and Trust Company, Mercantile County Bank, Mercantile Eastern Shore Bank, Mercantile Peninsula Bank, Mercantile Southern Maryland Bank, The National Bank of Fredericksburg, Westminster Union Bank (“Mercantile Bank Subsidiaries”) are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

(e) The minute books of Mercantile Bankshares and Mercantile-Safe Deposit and Trust Company were previously made available to PNC and contain true, complete and correct records of all meetings and other corporate actions held or taken since January 1, 2003 of their respective stockholders and Boards of Directors (including committees of their respective Boards of Directors).

3.2 Capitalization. (a) The authorized capital stock of Mercantile Bankshares consists of 200,000,000 shares of Mercantile Bankshares Common Stock, of which, as of September 30, 2006 (the “Mercantile Bankshares Capitalization Date”), 125,474,855 shares were issued and outstanding, which includes all of the Mercantile Bankshares Restricted Shares outstanding as of the Mercantile Bankshares Capitalization Date, and 2,000,000 shares of preferred stock, without par value (“Mercantile Bankshares Preferred Stock”), of which, as of the Mercantile Bankshares Capitalization Date, no shares were issued and outstanding. As of the Mercantile Bankshares Capitalization Date, no shares of Mercantile Bankshares Common Stock or Mercantile Bankshares Preferred Stock were reserved for issuance except for (x) shares of Mercantile Bankshares Common Stock reserved for issuance in connection with stock options under the Mercantile Bankshares Stock Plans to purchase 3,259,612 shares of Mercantile Bankshares Common Stock outstanding as of the Mercantile Bankshares Capitalization Date, (y) in connection with 732,547 shares of Mercantile Bankshares Common Stock issuable upon settlement of the Mercantile Bankshares PSUs and RSUs outstanding as of the Mercantile Bankshares Capitalization Date and (z) shares of Mercantile Bankshares Preferred Stock reserved for issuance pursuant to the

Mercantile Bankshares Rights Agreement. All of the issued and outstanding shares of Mercantile Bankshares Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders may vote (“Voting Debt”) of Mercantile Bankshares are issued or outstanding. As of the date of this Agreement, except pursuant to this Agreement and the Mercantile Bankshares Rights Agreement, including with respect to the Mercantile Bankshares Stock Plans as set forth herein, Mercantile Bankshares does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of Mercantile Bankshares Common Stock, Mercantile Bankshares Preferred Stock, Voting Debt or any other equity securities of Mercantile Bankshares or any securities representing the right to purchase or otherwise receive any shares of Mercantile Bankshares Common Stock, Mercantile Bankshares Preferred Stock, Voting Debt or other equity securities of Mercantile Bankshares. As of the date of this Agreement, there are no contractual obligations of Mercantile Bankshares or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Mercantile Bankshares or any equity security of Mercantile Bankshares or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Mercantile Bankshares or its Subsidiaries or (ii) pursuant to which Mercantile Bankshares or any of its Subsidiaries is or could be required to register shares of Mercantile Bankshares capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”). Mercantile Bankshares has provided PNC with a true, complete and correct list of the aggregate number of shares of Mercantile Bankshares Common Stock issuable upon the exercise of each stock option and settlement of each Mercantile Bankshares PSU granted under the Mercantile Bankshares Stock Plans that was outstanding as of the Mercantile Bankshares Capitalization Date and the aggregate weighted average exercise price for each such Mercantile Bankshares stock option. Other than the Mercantile Bankshares Options, Mercantile Bankshares Restricted Shares and Mercantile Bankshares PSUs, no other equity-based awards are outstanding as of the Mercantile Bankshares Capitalization Date. Since the Mercantile Bankshares Capitalization Date through the date hereof, Mercantile Bankshares has not (A) issued or repurchased any shares of Mercantile Bankshares Common Stock, Mercantile Bankshares Preferred Stock, Voting Debt or other equity securities of Mercantile Bankshares other than the issuance of shares of Mercantile Bankshares Common Stock in connection with the exercise of stock options to purchase Mercantile Bankshares Common Stock granted under the Mercantile Bankshares Stock Plans that were outstanding on the Mercantile Bankshares Capitalization Date or (B) issued or awarded any options, restricted shares or any other equity-based awards under any of the Mercantile Bankshares Stock Plans.

(b) Except for any director qualifying shares, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Mercantile Bankshares are owned by Mercantile Bankshares, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. § 55) and free of preemptive rights. No such Mercantile Bankshares Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation. (a) Mercantile Bankshares has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of Mercantile Bankshares. On or prior to the date hereof, and subject to Section 6.3, the Board of Directors of Mercantile Bankshares has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Mercantile Bankshares and its stockholders and has directed that the Merger, on the terms and conditions set forth in this Agreement, be submitted to Mercantile Bankshares’s stockholders for consideration at a duly held meeting of such stockholders and, except for the approval of this Agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of Mercantile Bankshares Common Stock entitled to vote at such meeting, no other corporate proceedings on the part of Mercantile Bankshares are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Mercantile Bankshares and (assuming due authorization, execution and delivery by PNC) constitutes the valid and binding obligation of Mercantile Bankshares, enforceable against Mercantile Bankshares in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity).

(b) Neither the execution and delivery of this Agreement nor the consummation by Mercantile Bankshares of the transactions contemplated, nor compliance by Mercantile Bankshares with any of the terms or provisions of this Agreement, will (i) violate any provision of the Mercantile Bankshares Charter or the Mercantile Bankshares By-laws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Mercantile Bankshares, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Mercantile Bankshares or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Mercantile Bankshares or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

3.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications and notices, (ii) the filing of any required applications, filings or notices with any other federal or state banking, insurance or other regulatory or self-regulatory authorities or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each a “Governmental Entity”) and approval of such applications, filings and notices (the “Other Regulatory Approvals”), (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a Proxy Statement in definitive form relating to the meeting of Mercantile Bankshares’s stockholders to be held in connection with this Agreement and the transactions contemplated by this Agreement (the “Proxy Statement”) and of a registration statement on Form S-4 (the “Form S-4”) in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4, (iv) the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania pursuant to the PBCL and the filing of the Articles of Merger with the Maryland State Department of Assessments and Taxation pursuant to the MGCL, (v) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of any applicable industry self-regulatory organization (“SRO”), and the rules of the Nasdaq, or that are required under consumer finance, mortgage banking and other similar laws, (vi) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of PNC Common Stock pursuant to this Agreement and approval of listing of such PNC Common Stock on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Mercantile Bankshares of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Mercantile Bankshares of this Agreement.

3.5 Reports; Regulatory Matters. (a) Mercantile Bankshares and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2005 with (i) the Federal Reserve Board, (ii) the FDIC,

(iii) the Office of the Comptroller of the Currency, (iv) any state banking, insurance commission or other state regulatory authority, including the Commissioner of Financial Regulation of Maryland and the Delaware State Bank Commissioner, (v) the SEC, (vi) any foreign regulatory authority and (vii) any SRO (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2005, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of Mercantile Bankshares and its Subsidiaries, no Regulatory Agency or Governmental Entity has initiated since January 1, 2005 or has pending any proceeding, enforcement action or, to the knowledge of Mercantile Bankshares, investigation into the business, disclosures or operations of Mercantile Bankshares or any of its Subsidiaries. Since January 1, 2005, no Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of Mercantile Bankshares, investigation into the business, disclosures or operations of Mercantile Bankshares or any of its Subsidiaries. There is no unresolved violation, criticism, comment or exception by any Regulatory Agency or Governmental Entity with respect to any report or statement relating to any examinations or inspections of Mercantile Bankshares or any of its Subsidiaries. Since January 1, 2005, there has been no formal or, with respect to the Federal Reserve Board, FDIC, the OCC, the SEC, the NASD and state banking regulators only, informal inquiries by, or disagreements or disputes with, any Regulatory Agency or Governmental Entity with respect to the business, operations, policies or procedures of Mercantile Bankshares or any of its Subsidiaries (other than normal examinations conducted by a Regulatory Agency or Governmental Entity in Mercantile Bankshares’s ordinary course of business).

(b) Neither Mercantile Bankshares nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2005 a recipient of any supervisory letter from, or since January 1, 2005 has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business (or, as applicable, its operations as a financial subsidiary of a national bank under the Gramm-Leach-Bliley Act of 1999), other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries (each item in this sentence, a “Mercantile Bankshares Regulatory Agreement”), nor has Mercantile Bankshares or any of its Subsidiaries been advised since January 1, 2005 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Mercantile Bankshares Regulatory Agreement. Each of the Mercantile Bank Subsidiaries is and, to the knowledge of Mercantile Bankshares there has not been any event or occurrence since January 1, 2005 that could reasonably be expected to result in a determination that any Mercantile Bank Subsidiary is not, “well capitalized” and “well managed” as a matter of U.S. federal banking law. Each of the Mercantile Bank Subsidiaries has at least a “satisfactory” rating under the U.S. Community Reinvestment Act.

(c) Mercantile Bankshares has previously made available to PNC an accurate and complete copy of each (i) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Mercantile Bankshares since January 1, 2005 pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and prior to the date of this Agreement (the “Mercantile Bankshares SEC Reports”) and (ii) communication mailed by Mercantile Bankshares to its stockholders since January 1, 2005 and prior to the date of this Agreement. No such Mercantile Bankshares SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of their respective dates, all Mercantile Bankshares SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

3.6 Financial Statements. (a) The financial statements of Mercantile Bankshares and its Subsidiaries included (or incorporated by reference) in the Mercantile Bankshares SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Mercantile Bankshares and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Mercantile Bankshares and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Mercantile Bankshares and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Ernst & Young LLP has not resigned or been dismissed as independent public accountants of Mercantile Bankshares as a result of or in connection with any disagreements with Mercantile Bankshares on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither Mercantile Bankshares nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Mercantile Bankshares included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2006 or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Mercantile Bankshares and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Mercantile Bankshares or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on Mercantile Bankshares. Mercantile Bankshares (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Mercantile Bankshares, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Mercantile Bankshares by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Mercantile Bankshares’s outside auditors and the audit committee of Mercantile Bankshares’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Mercantile Bankshares’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Mercantile Bankshares’s internal controls over financial reporting. These disclosures were made in writing by management to Mercantile Bankshares’s auditors and audit committee and a copy has previously been made available to PNC. As of the date hereof, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), without qualification, when next due.

(d) Since December 31, 2005, (i) through the date hereof, neither Mercantile Bankshares nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Mercantile Bankshares or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Mercantile Bankshares or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing

Mercantile Bankshares or any of its Subsidiaries, whether or not employed by Mercantile Bankshares or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Mercantile Bankshares or any of its officers, directors, employees or agents to the Board of Directors of Mercantile Bankshares or any committee thereof or to any director or officer of Mercantile Bankshares.

3.7 Broker’s Fees. Neither Mercantile Bankshares nor any Mercantile Bankshares Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than as set forth on Section 3.7 of the Mercantile Bankshares Disclosure Schedule and pursuant to letter agreements, true, complete and correct copies of which have been previously delivered to PNC.

3.8 Absence of Certain Changes or Events. (a) Since December 31, 2005, no event or events have occurred that have had or are reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Mercantile Bankshares. As used in this Agreement, the term “Material Adverse Effect” means, with respect to PNC, Mercantile Bankshares or the Surviving Corporation, as the case may be, a material adverse effect on (i) the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include effects to the extent resulting from (A) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to banks or savings associations and their holding companies generally, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global or national or regional political conditions (including the outbreak of war or acts of terrorism) or in general or regional economic or market conditions affecting banks, savings associations or their holding companies generally except to the extent that such changes in general or regional economic or market conditions have a materially disproportionate adverse effect on such party or (D) public disclosure of this Agreement or the transactions contemplated hereby), including the impact thereof on customers and employees, or (ii) the ability of such party to timely consummate the transactions contemplated by this Agreement.

(b) Since December 31, 2005 through and including the date of this Agreement, Mercantile Bankshares and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

(c) Since June 30, 2006 through and including the date of this Agreement, neither Mercantile Bankshares nor any of its Subsidiaries has (i) except for (A) normal increases for employees (other than officers subject to the reporting requirements of Section 16(a) of the Exchange Act) made in the ordinary course of business consistent with past practice or (B) as required by applicable law or pre-existing contractual obligations, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of June 30, 2006, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (in each case, except as required under the terms of agreements or severance plans listed on Section 3.11 of the Mercantile Bankshares Disclosure Schedule, as in effect as of the date hereof ), or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted any options to purchase shares of Mercantile Bankshares Common Stock, any restricted shares of Mercantile Bankshares Common Stock or any right to acquire any shares of its capital stock to any executive officer, director or employee other than grants to employees (other than officers subject to the reporting requirements of Section 16(a) of the Exchange Act) made in the ordinary course of business consistent with past practice under the Mercantile Bankshares Stock Plans (e.g., annual grants and new-hire grants), and other than as publicly disclosed, (iii) except as required by applicable law or GAAP (e.g., SFAS 123(R)), changed any accounting methods, principles or practices of Mercantile Bankshares or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy or (iv) suffered any strike, work stoppage, slow-down, or other labor disturbance.

3.9 Legal Proceedings. (a) Neither Mercantile Bankshares nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Mercantile Bankshares’s knowledge, threatened, material legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature against Mercantile Bankshares or any of its Subsidiaries.

(b) There is no Injunction, judgment, or regulatory restriction (other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries) imposed upon Mercantile Bankshares, any of its Subsidiaries or the assets of Mercantile Bankshares or any of its Subsidiaries.

3.10 Taxes and Tax Returns. (a) Each of Mercantile Bankshares and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement (all such Tax Returns being accurate and complete in all material respects), has timely paid all Taxes shown thereon as arising and has duly and timely paid all material Taxes that are due and payable or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are being contested in good faith, which have not been finally determined, and have been adequately reserved against in accordance with GAAP on Mercantile Bankshares’s most recent consolidated financial statements. Neither Mercantile Bankshares nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any Tax that remains in effect. The federal income Tax returns of Mercantile Bankshares and its Subsidiaries have been examined by the Internal Revenue Service (the “IRS”) for all years to and including 2002. There are no material disputes, audits, examinations or proceedings pending, or claims asserted, for Taxes or assessments upon Mercantile Bankshares or any of its Subsidiaries for which Mercantile Bankshares does not have reserves that are adequate under GAAP on Mercantile Bankshares’s most recent consolidated financial statements. Neither Mercantile Bankshares nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Mercantile Bankshares and its Subsidiaries). Neither Mercantile Bankshares nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Mercantile Bankshares) or (B) has any liability for the Taxes of any person (other than Mercantile Bankshares or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise. Neither Mercantile Bankshares nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transaction)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Mercantile Bankshares nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1).

(b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied to a governmental entity.

3.11 Employee Matters. (a) Section 3.11 of the Mercantile Bankshares Disclosure Schedule sets forth a true, complete and correct list of each “employee benefit plan” as defined in Section 3(3) of the Employee

Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and each employment, consulting, bonus, incentive or deferred compensation, vacation, stock option or other equity-based, severance, termination, retention, change of control, profit-sharing, fringe benefit or other similar plan, program, agreement or commitment for the benefit of any employee, former employee, director or former director of Mercantile Bankshares or any of its Subsidiaries entered into, maintained or contributed to by Mercantile Bankshares or any of its Subsidiaries or to which Mercantile Bankshares or any of its Subsidiaries is obligated to contribute (such plans, programs, agreements and commitments, herein referred to as the “Mercantile Bankshares Benefit Plans”); provided, however, that Mercantile Bankshares Benefit Plan shall exclude any plan, program, agreement or commitment that has been terminated and for which neither Mercantile Bankshares nor any of its Subsidiaries has any liability.

(b) With respect to each Mercantile Bankshares Benefit Plan, Mercantile Bankshares has made available to PNC true, complete and correct copies of the following (as applicable): (i) the written document evidencing such Mercantile Bankshares Benefit Plan or, with respect to any such plan that is not in writing, a written description thereof; (ii) the most recent summary plan description, if any; (iii) the most recent annual report, financial statement and/or actuarial report; (iv) the most recent determination letter from the IRS; (v) the most recent Form 5500 required to have been filed with the IRS, including all schedules thereto; (vi) any related trust agreements, insurance contracts or documents of any other funding arrangements; and (vii) all material amendments, modifications or supplements to any such document described in clauses (ii) through (v) and all amendments, modifications or supplements to any such documents described in clauses (i) and (vi).

(c) Mercantile Bankshares and each of its Subsidiaries have operated and administered each Mercantile Bankshares Benefit Plan in compliance with all applicable laws and the terms of each such plan. The terms of each Mercantile Bankshares Benefit Plan are in compliance with all applicable laws. Except as provided in Section 3.11(c) of the Mercantile Bankshares Disclosure Schedule, each Mercantile Bankshares Benefit Plan that is intended to be “qualified” under Section 401 and/or 409 of the Code has received a favorable determination letter from the IRS to such effect and, to the knowledge of Mercantile Bankshares, no fact, circumstance or event has occurred or exists since the date of such determination letter that would reasonably be expected to adversely affect the qualified status of any such Mercantile Bankshares Benefit Plan. There are no pending or, to the knowledge of Mercantile Bankshares, threatened or anticipated claims by, on behalf of or against any of the Mercantile Bankshares Benefit Plans or any assets thereof (other than routine claims for benefits). All contributions, premiums and other payments required to be made with respect to any Mercantile Bankshares Benefit Plan have been made on or before their due dates under applicable law and the terms of such Mercantile Bankshares Benefit Plan, and with respect to any such contributions, premiums or other payments required to be made with respect to any Mercantile Bankshares Benefit Plan that are not yet due, to the extent required by GAAP, adequate reserves are reflected on the consolidated balance sheet of Mercantile Bankshares included in the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 (including any notes thereto) or liability therefor was incurred in the ordinary course of business consistent with past practice since June 30, 2006.

(d) With respect to each Mercantile Bankshares Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) the fair market value of the assets of such Plan equaled or exceeded the actuarial present value of all accrued benefits under such Mercantile Bankshares Benefit Plan (whether or not vested) as of the date of the most recent actuarial valuation prior to the date hereof; (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred; (iv) all premiums to the Pension Benefit Guaranty Corporation have been timely paid in full; (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Mercantile Bankshares or any of its subsidiaries; and (vi) the PBGC has not instituted proceedings to terminate any such Plan and, to Mercantile Bankshares’s knowledge, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Plan.

No Mercantile Bankshares Benefit Plan is a multiemployer plan or multiple employer plan within the meaning of Sections 4001(a)(3) or 4063/4064 of ERISA, respectively. Neither Mercantile Bankshares nor any of its Subsidiaries has incurred, to the knowledge of Mercantile Bankshares, either directly or indirectly (including as a result of any indemnification or joint and several liability obligation), any liability pursuant to Title I or IV of ERISA or the penalty Tax, excise Tax or joint and several liability provisions of the Code relating to employee benefit plans, in each case, with respect to the Mercantile Bankshares Benefit Plans and no event, transaction or condition has occurred or exists that could reasonably be expected to result in any such liability to Mercantile Bankshares or any of its Subsidiaries. There does not now exist, nor do any circumstances exist that could reasonably result in, any Controlled Group Liability that would be a liability of Mercantile Bankshares or any of its Subsidiaries following the Closing. “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations, other than such liabilities that arise solely out of, or relate solely to, the Mercantile Bankshares Benefit Plans listed in Section 3.11(a) of the Disclosure Schedule.

(e) Except as set forth in Section 3.11(e) of the Mercantile Bankshares Disclosure Schedule, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of Mercantile Bankshares or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation.

(f) Neither Mercantile Bankshares nor any of its Subsidiaries is a party to or bound by any labor or collective bargaining agreement and, to the knowledge of Mercantile Bankshares, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Mercantile Bankshares or any of its Subsidiaries. There are no labor related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the knowledge of Mercantile Bankshares, threatened and neither Mercantile Bankshares nor any of its Subsidiaries has experienced any such labor related controversy, strike, slowdown, walkout or other work stoppage within the past three years. Neither Mercantile Bankshares nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Each of Mercantile Bankshares and its Subsidiaries are in compliance with all applicable laws, statutes, orders, rules, regulations, policies or guidelines of any Governmental Entity relating to labor, employment, termination of employment or similar matters and have not engaged in any unfair labor practices or similar prohibited practices.

3.12 Compliance with Applicable Law. (a) Mercantile Bankshares and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and are in compliance in all respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to Mercantile Bankshares or any of its Subsidiaries.

(b) Since the enactment of the Sarbanes-Oxley Act, Mercantile Bankshares has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq.

3.13 Certain Contracts. (a) Neither Mercantile Bankshares nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, other than in the ordinary course of business consistent with past practice, (ii) which, upon execution of this Agreement or consummation or stockholder approval of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due from PNC, Mercantile Bankshares, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee of Mercantile Bankshares or any Subsidiary thereof, (iii) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Mercantile Bankshares SEC Reports filed prior to the date hereof, (iv) that contains (A) any non-competition or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any respect the ability of Mercantile Bankshares or its Subsidiaries or their businesses or, following consummation of the Merger, PNC or its Subsidiaries, to solicit customers or the manner in which, or the localities in which, all or any portion of the business of Mercantile Bankshares or its Subsidiaries or, following consummation of the transactions contemplated by this Agreement, PNC or its Subsidiaries, is or would be conducted or (B) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Mercantile Bankshares or any of its Subsidiaries or, following consummation of the Merger, PNC or its Subsidiaries, to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business, (v) with or to a labor union or guild (including any collective bargaining agreement), or (vi) containing a “most favored nation” clause or other similar term providing preferential pricing or treatment to a party (other than Mercantile Bankshares or its Subsidiaries) that is material to Mercantile Bankshares or its Subsidiaries. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in the Mercantile Bankshares Disclosure Schedule, is referred to as an “Mercantile Bankshares Contract,” and neither Mercantile Bankshares nor any of its Subsidiaries knows of, or has received notice of, any violation of any Mercantile Bankshares Contract by any of the other parties thereto.

(b) (i) Each Mercantile Bankshares Contract is valid and binding on Mercantile Bankshares or its applicable Subsidiary and is in full force and effect, (ii) Mercantile Bankshares and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Mercantile Bankshares Contract, and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Mercantile Bankshares or any of its Subsidiaries under any such Mercantile Bankshares Contract.

3.14 Risk Management Instruments. (a) “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or non-financial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions; provided that, for the avoidance of doubt, the term “Derivative Transactions” shall not include any Mercantile Bankshares Stock Option.

(b) All Derivative Transactions outstanding on the date hereof, whether entered into for the account of Mercantile Bankshares or any of its Subsidiaries or for the account of a customer of Mercantile Bankshares or any of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable laws, rules, regulations and policies of any Regulatory Authority and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Mercantile Bankshares and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of Mercantile Bankshares or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. Mercantile Bankshares and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to Mercantile Bankshares’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.15 Investment Securities. (a) Each of Mercantile Bankshares and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of Mercantile Bankshares or its Subsidiaries. Such securities are valued on the books of Mercantile Bankshares in accordance with GAAP in all material respects.

(b) Mercantile Bankshares and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures (the “Policies, Practices and Procedures”) which Mercantile Bankshares believes are prudent and reasonable in the context of such businesses.

3.16 Loan Portfolio. (a) Section 3.16(a) of the Mercantile Bankshares Disclosure Schedule sets forth (i) the aggregate outstanding principal amount, as of September 30, 2006, of all loan agreements, notes or borrowing arrangements (including leases and credit enhancements) payable to Mercantile Bankshares or its Subsidiaries (collectively, “Loans”), other than “non-accrual” Loans, and (ii) the aggregate outstanding principal amount, as of September 30, 2006, of all “non-accrual” Loans. As of September 30, 2006, Mercantile

Bankshares and its Subsidiaries, taken as a whole, did not have outstanding Loans and assets classified as “Other Real Estate Owned” with an aggregate then outstanding, fully committed principal amount in excess of that amount set forth on Section 3.16(a) of the Mercantile Bankshares Disclosure Schedule.

(b) Each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity). All Loans originated by Mercantile Bankshares or its Subsidiaries, and all such Loans purchased, administered or serviced by Mercantile Bankshares or its Subsidiaries, were made or purchased and are administered or serviced, as applicable, in accordance with customary lending standards of Mercantile Bankshares or its Subsidiaries, as applicable. All such Loans (and any related guarantees) and payments due thereunder are, and on the Closing Date will be, free and clear of any Lien, and Mercantile Bankshares or its Subsidiaries has complied in all material respects, and on the Closing Date will have complied in all material respects, with all laws and regulations relating to such Loans.

(c) None of the agreements pursuant to which Mercantile Bankshares or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(d) Each of Mercantile Bankshares and each Mercantile Bankshares Subsidiary, as applicable, is approved by and is in good standing (i) as a supervised mortgagee by the Department of Housing and Urban Development to originate and service Title I FHA mortgage loans; (ii) as a GNMA I and II Issuer by the Government National Mortgage Association; (iii) by the Department of Veteran’s Affairs to originate and service VA loans; and (iv) as a seller/servicer by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation to originate and service conventional residential mortgage Loans (each such entity being referred to herein as an “Agency” and, collectively, the “Agencies”).

(e) None of Mercantile Bankshares or any of its Subsidiaries is now nor has it ever been since January 1, 2005 subject to any fine, suspension, settlement or other agreement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from any Agency or any federal or state agency relating to the origination, sale or servicing of mortgage or consumer Loans. Neither Mercantile Bankshares nor any of its Subsidiaries has received any notice that any Agency proposes to limit or terminate the underwriting authority of Mercantile Bankshares or any of its Subsidiaries or to increase the guarantee fees payable to any such Agency.

(f) Each of Mercantile Bankshares and its Subsidiaries is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations, including the Truth-In-Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Real Estate Settlement Procedures Act and Regulation X, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act and all Agency and other investor and mortgage insurance company requirements relating to the origination, sale and servicing of mortgage and consumer Loans.

3.17 Property. Mercantile Bankshares or one of its Subsidiaries (a) has good and marketable title to all the properties and assets reflected in the latest audited balance sheet included in such Mercantile Bankshares SEC Reports as being owned by Mercantile Bankshares or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Mercantile Bankshares SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Leased Properties” and, collectively with the Owned Properties, the “Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Mercantile Bankshares’s knowledge, the lessor. There are no pending or, to the knowledge of Mercantile Bankshares, threatened condemnation proceedings against the Real Property. Mercantile Bankshares and its Subsidiaries are in compliance with all applicable health and safety related requirements for the Real Property, including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970.

3.18 Intellectual Property. Mercantile Bankshares and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted. The use of any Intellectual Property by Mercantile Bankshares and its Subsidiaries does not, to the knowledge of Mercantile Bankshares, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Mercantile Bankshares or any Subsidiary acquired the right to use any Intellectual Property. No person is challenging, infringing on or otherwise violating any right of Mercantile Bankshares or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Mercantile Bankshares or its Subsidiaries. Neither Mercantile Bankshares nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by Mercantile Bankshares and its Subsidiaries and no Intellectual Property owned and/or licensed by Mercantile Bankshares or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

3.19 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action or notices with respect to any environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature seeking to impose, or that are reasonably likely to result in, any liability or obligation of Mercantile Bankshares or any of its Subsidiaries arising under common law or under any local, state or federal environmental, health or safety statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or threatened against Mercantile Bankshares or any of its Subsidiaries. To the knowledge of Mercantile Bankshares, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, claim, action, investigation or remediation by any Governmental Entity or any third party that would give rise to any liability or obligation on the part of Mercantile Bankshares or any of its Subsidiaries. Neither Mercantile Bankshares nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to any of the foregoing.

3.20 Investment Adviser Subsidiaries; Funds; Clients. (a) For purposes of this Agreement, a “Mercantile Bankshares Advisory Entity” means, if applicable, Mercantile Bankshares and any of its Subsidiaries that provides investment management, investment advisory or sub-advisory services to any person (including management and advice provided to separate accounts and participation in wrap fee programs); “Mercantile Bankshares Advisory Contract” means each contract for such services provided by a Mercantile Bankshares Advisory Entity; “Mercantile Bankshares Advisory Client” means each party to a Mercantile Bankshares Advisory Contract other than the applicable Mercantile Bankshares Advisory Entity or any other advisory client of Mercantile Bankshares for purposes of the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “Investment Advisers Act”); “Mercantile Bankshares Fund Client” means each Mercantile Bankshares Advisory Client that is required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “Investment Company Act”); and “Sponsored” means, when used with respect to any Mercantile Bankshares Fund Client, any such Mercantile Bankshares Fund Client a majority of the officers of which are employees of Mercantile Bankshares or any Mercantile Bankshares Subsidiary or of which Mercantile Bankshares or any Mercantile Bankshares Subsidiary holds itself out as the sponsor.

(b) Each Sponsored Mercantile Bankshares Fund Client and Mercantile Bankshares Advisory Entity (i) has since January 1, 2005 operated and is currently operating in compliance with all laws, regulations, rules, judgments, orders or rulings of any Governmental Entity applicable to it or its business and (ii) has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets as presently conducted. There is no action, suit, proceeding or investigation pending or, to the knowledge of Mercantile Bankshares, threatened that would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, permits, licenses, exemptions, orders and approvals.

(c) Each Mercantile Bankshares Advisory Entity is in compliance with each Mercantile Bankshares Advisory Contract to which it is a party.

(d) The accounts of each Mercantile Bankshares Advisory Client subject to ERISA have been managed by the applicable Mercantile Bankshares Advisory Entity in compliance with the applicable requirements of ERISA.

(e) Neither Mercantile Bankshares nor any Mercantile Bankshares Advisory Entity nor any “affiliated person” (as defined in the Investment Company Act) of any of them is ineligible pursuant to Section 9(a) or (b) of the Investment Company Act to serve as an investment adviser (or in any other capacity contemplated by the Investment Company Act) to a registered investment company; none of Mercantile Bankshares, any Mercantile Bankshares Advisory Entity or any “person associated with an investment adviser” (as defined in the Investment Advisers Act) of any of them is ineligible pursuant to Section 203(e) or (f) of the Investment Advisers Act to serve as an investment adviser or as a person associated with a registered investment adviser; and none of Mercantile Bankshares, any Mercantile Bankshares Advisory Entity or any “associated person” (as defined in the Exchange Act) of any of them is ineligible pursuant to Section 15(b) of the Exchange Act to serve as a broker-dealer or as an associated person to a registered broker-dealer.

(f) Mercantile Bankshares has made available to PNC true, correct and complete copies of each Uniform Application for Investment Adviser Registration on Form ADV filed since January 1, 2005 by each Mercantile Bankshares Advisory Entity that is required to be registered as an investment adviser under the Investment Advisers Act, reflecting all amendments thereto to the date hereof (each, a “Form ADV”). The Forms ADV are in material compliance with the applicable requirements of the Investment Advisers Act and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2005, each Mercantile Bankshares Advisory Entity has made available to each Mercantile Bankshares Advisory Client its Form ADV to the extent required by the Investment Advisers Act.

(g) Mercantile Bankshares has made available to PNC true, correct and complete copies of all deficiency letters and inspection reports or similar documents furnished to Mercantile Bankshares by the SEC since January 1, 2005 and Mercantile Bankshares’s responses thereto, if any.

3.21 Broker-Dealer Subsidiaries. (a) Each Mercantile Bankshares Subsidiary that is a broker-dealer (a “Broker-Dealer Subsidiary”) is duly registered under the Exchange Act as a broker-dealer with the SEC, and is in compliance in all material respects with the applicable provisions of the Exchange Act, including the net capital requirements and customer protection requirements thereof. Each Broker-Dealer Subsidiary is a member in good standing with all required SROs and in compliance in all material respects with all applicable rules and regulations of such SROs. Each Broker-Dealer Subsidiary and registered representative is duly registered, licensed or qualified as a broker-dealer or registered representative under, and in compliance in all material respects with, the applicable laws and regulations of all jurisdictions in which it is required to be so registered and each such registration, license or qualification is in full force and effect and in good standing. There is no action, suit, proceeding or investigation pending or, to the knowledge of Mercantile Bankshares, threatened that would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, licenses and qualifications.

(b) Mercantile Bankshares has made available to PNC true, correct and complete copies of each Broker-Dealer Subsidiary’s Uniform Application for Broker-Dealer Registration on Form BD filed since January 1, 2005, reflecting all amendments thereto to the date hereof (each, a “Form BD”). The Forms BD of the Broker-Dealer Subsidiaries are in compliance in all material respects with the applicable requirements of the Exchange Act and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) None of the Broker-Dealer Subsidiaries nor any “associated person” thereof (i) is subject to a “statutory disqualification” as such terms are defined in the Exchange Act, or (ii) is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any Broker-Dealer Subsidiary as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act.

(d) Subject to the foregoing, neither Mercantile Bankshares nor its Subsidiaries is required to be registered as a commodity trading advisor, commodity pool operator, futures commission merchant or introducing broker under any laws or regulations.

3.22 State Takeover Laws; Rights Agreement. (a) The Board of Directors of Mercantile Bankshares has unanimously approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions Sections 3-601 to 3-604 and 3-701 to 3-709 of the MGCL and, to the knowledge of Mercantile Bankshares, any similar “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”).

(b) Mercantile Bankshares has taken all action necessary or appropriate so that the entering into of this Agreement, and the consummation of the transactions contemplated hereby (individually or in conjunction with any other event) do not and will not result in the ability of any Person to exercise any rights under the Mercantile Bankshares Rights Agreement or enable or require such rights to separate from the shares of Mercantile Bankshares Common Stock to which they are attached or to be triggered or become exercisable or unredeemable. No “Separation Time” or “Stock Acquisition Date” (as such terms are defined in the Mercantile Bankshares Rights Agreement) has occurred. Mercantile Bankshares has duly adopted an amendment to the Mercantile Bankshares Rights Agreement in the form previously provided to PNC.

3.23 Reorganization; Approvals. As of the date of this Agreement, Mercantile Bankshares (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

3.24 Opinion. Prior to the execution of this Agreement, the Mercantile Bankshares Board of Directors has received an opinion from Sandler O’Neill & Partners, L.P. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to the stockholders of Mercantile Bankshares from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.25 Mercantile Bankshares Information. The information relating to Mercantile Bankshares and its Subsidiaries that is provided by Mercantile Bankshares or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to Mercantile Bankshares and other portions within the reasonable control of Mercantile Bankshares (but excluding any information relating to PNC and its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PNC

Except as disclosed in (i) the PNC SEC Reports filed prior to the date hereof and reasonably apparent that such disclosure is relevant to one or more representations or warranties contained in Article IV, or (ii) the disclosure schedule (the “PNC Disclosure Schedule”) delivered by PNC to Mercantile Bankshares prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of

PNC’s covenants contained herein, provided, however, that disclosure in any Section of such PNC Disclosure Schedule shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent that such disclosure is relevant to another section of this Agreement, and provided further that, notwithstanding anything in this Agreement to the contrary, (A) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 9.2, and (B) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect on PNC), PNC hereby represents and warrants to Mercantile Bankshares as follows:

4.1 Corporate Organization. (a) PNC is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. PNC has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. PNC is duly registered as a bank holding company under the BHC Act and is a financial holding company pursuant to Section 4(1) of the BHC Act and meets the applicable requirements for qualification as such. True, complete and correct copies of the Articles of Incorporation of PNC (the “PNC Articles”) and the By-laws of PNC (the “PNC Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Mercantile Bankshares.

(b) Each PNC Subsidiary (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified, and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted.

(c) The deposit accounts of each of PNC Bank, N.A. and PNC Bank, Delaware (“PNC Bank Subsidiaries”) are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

4.2 Capitalization. (a) The authorized capital stock of PNC consists of (i) 800,000,000 authorized shares of PNC Common Stock, of which, as of October 2, 2006 (the “PNC Capitalization Date”), 293,716,916 were issued and outstanding, and (ii) 20,000,000 authorized shares of preferred stock, par value $1.00 per share (“PNC Preferred Stock“), of which 98,583 shares have been designated as $1.80 Cumulative Convertible Preferred Stock—Series A (“PNC Series A Preferred Stock“), of which 6,947 shares are outstanding, 38,542 shares have been designated as $1.80 Cumulative Convertible Preferred Stock—Series B (“PNC Series B Preferred Stock“), of which 1,449 shares are outstanding, 1,433,935 shares have been designated as $1.60 Cumulative Convertible Preferred Stock-Series C (“PNC Series C Preferred Stock“), of which 147,408 shares are outstanding, 1,766,140 shares have been designated as $1.80 Cumulative Convertible Preferred Stock-Series D (“PNC Series D Preferred Stock“), of which 199,794 shares are outstanding, 338,100 shares have been designated as $2.60 Cumulative Nonvoting Preferred Stock, Series E (“PNC Series E Preferred Stock”), of which no shares are outstanding, 6,000 shares have been designated as Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F (“PNC Series F Preferred Stock”), of which no shares are outstanding, and 450,000 shares have been designated as Series G Junior Participating Preferred Share Purchase Rights (“PNC Series G Preferred Stock“). As of the PNC Capitalization Date, no shares of PNC Common Stock were held in PNC’s treasury. As of the PNC Capitalization Date, no shares of PNC Common Stock or PNC Preferred Stock were reserved for issuance, except for (i) 16,703,000 shares of PNC Common Stock reserved for issuance upon exercise of options issued pursuant to employee and director stock plans of PNC or a Subsidiary of PNC in effect as of the date of this Agreement (the “PNC Stock Plans”), (ii) 2,129,294 shares of PNC Common Stock available for issuance pursuant to PNC’s dividend reinvestment plan and (iii) 645,838 shares of PNC Common Stock reserved for issuance pursuant to the PNC Series A Preferred Stock, PNC Series B Preferred Stock, the PNC Series C Preferred Stock and the PNC Series D Preferred Stock (the “Convertible Preferred Stock”). All of the issued and outstanding shares of PNC Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Voting Debt of PNC is issued or outstanding. As of the PNC Capitalization Date, except pursuant to this Agreement, the PNC Stock Plans, the Convertible Preferred Stock, PNC’s dividend reinvestment plan and stock repurchase plans entered into by PNC from time to time, and the PNC Rights Agreement, PNC does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of PNC Common Stock, PNC Preferred Stock, Voting Debt of PNC or any other equity securities of PNC or any securities representing the right to purchase or otherwise receive any shares of PNC Common Stock, PNC Preferred Stock, Voting Debt of PNC or other equity securities of PNC. The shares of PNC Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) Except for director qualifying shares, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of PNC are owned by PNC, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. § 55) and free of preemptive rights. No such PNC Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation. (a) PNC has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of PNC (by the unanimous vote of all directors present) and no other corporate proceedings on the part of PNC are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by PNC and (assuming due authorization, execution and delivery by Mercantile Bankshares) constitutes the valid and binding obligation of PNC, enforceable against PNC in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity).

(b) Neither the execution and delivery of this Agreement nor the consummation by PNC of the transactions contemplated hereby, nor compliance by PNC with any of the terms or provisions of this Agreement, will (i) violate any provision of the PNC Articles or the PNC Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to PNC, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of PNC or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which PNC or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound. Based on the representations of Mercantile Bankshares contained in Section 3.2, approval of the PNC shareholders is not necessary for the consummation by PNC of the Merger and the issuance of the Stock Consideration thereunder.

Neither PNC nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) that, to the knowledge of PNC, upon consummation of the Merger will materially restrict the ability of the Surviving Corporation to engage in any line of business currently conducted by Mercantile Bankshares or its Subsidiaries.

4.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications and notices, (ii) the Other Regulatory Approvals, (iii) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the Form S-4, (iv) the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania pursuant to the PBCL and the filing of the Articles of Merger with the Maryland State Department of Assessments and Taxation pursuant to the MGCL, (v) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of any applicable SRO, and the rules of the NYSE, or that are required under consumer finance, mortgage banking and other similar laws, (vi) any notices or filings under the HSR Act, and (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of PNC Common Stock pursuant to this Agreement and approval of listing of such PNC Common Stock on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by PNC of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by PNC of this Agreement.

4.5 Reports; Regulatory Matters. (a) PNC and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2005 with the Regulatory Agencies and each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2005, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of PNC and its Subsidiaries, no Regulatory Agency or Governmental Entity has initiated since January 1, 2005 or has pending any proceeding, enforcement action or, to the knowledge of PNC, investigation into the business, disclosures or operations of PNC or any of its Subsidiaries. Since January 1, 2005, no Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of PNC, investigation into the business, disclosures or operations of PNC or any of its Subsidiaries. There is no unresolved violation, criticism, or exception by any Regulatory Agency or Governmental Entity with respect to any report or statement relating to any examinations or inspections of PNC or any of its Subsidiaries. Since January 1, 2005, there has been no formal or, with respect to the Federal Reserve Board, FDIC, the OCC, the SEC, the NASD and state banking regulators only, informal inquiries by, or disagreements or disputes with, any Regulatory Agency or Governmental Entity with respect to the business, operations, policies or procedures of PNC or any of its Subsidiaries (other than normal examinations conducted by a Regulatory Agency or Governmental Entity in PNC’s ordinary course of business).

(b) Neither PNC nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 2005 a recipient of any supervisory letter from, or has been ordered to pay any civil money penalty by, or since January 1, 2005 has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to bank holding companies or their Subsidiaries (each, a “PNC Regulatory Agreement”), nor has PNC or any of its Subsidiaries been advised since January 1, 2005 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such PNC Regulatory Agreement. Each of the PNC Bank Subsidiaries is and, to the knowledge of PNC there has not been any event or occurrence since January 1, 2005 that could reasonably be expected to result in a determination that any PNC Bank Subsidiary is not, “well capitalized” and “well managed” as a matter of U.S. federal banking law. Each of the PNC Bank Subsidiaries has at least a “satisfactory” rating under the U.S. Community Reinvestment Act.

(c) PNC has previously made available to Mercantile Bankshares an accurate and complete copy of each (i) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by PNC since January 1, 2005 pursuant to the Securities Act or the Exchange Act and prior to the date of this Agreement (the “PNC SEC Reports”) and (ii) communication mailed by PNC to its stockholders since January 1, 2005 and prior to the date of this Agreement. No such PNC SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of their respective dates, all PNC SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

4.6 Financial Statements. (a) The financial statements of PNC and its Subsidiaries included (or incorporated by reference) in the PNC SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of PNC and its Subsidiaries; (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of PNC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of PNC and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Deloitte & Touche LLP has not resigned or been dismissed as independent public accountants of PNC as a result of or in connection with any disagreements with PNC on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither PNC nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of PNC included in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2006 or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of PNC and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of PNC or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on PNC. PNC (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to PNC, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of PNC by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to PNC’s outside auditors and the audit committee of PNC’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange

Act) which are reasonably likely to adversely affect PNC’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in PNC’s internal controls over financial reporting. These disclosures were made in writing by management to PNC’s auditors and audit committee and a copy has previously been made available to Mercantile Bankshares. As of the date hereof, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since December 31, 2005, (x) through the date hereof, neither PNC nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of PNC or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that PNC or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no attorney representing PNC or any of its Subsidiaries, whether or not employed by PNC or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by PNC or any of its officers, directors, employees or agents to the Board of Directors of PNC or any committee thereof or to any director or officer of PNC.

4.7 Broker’s Fees. Neither PNC nor any PNC Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than as set forth on Section 4.7 of the PNC Disclosure Schedule.

4.8 Absence of Certain Changes or Events. (a) Since December 31, 2005, no event or events have occurred that have had or are reasonably likely to have, individually, or in the aggregate, a Material Adverse Effect on PNC.

(b) Since December 31, 2005 through and including the date of this Agreement, PNC and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

(c) Since June 30, 2006 through and including the date of this Agreement, neither PNC nor any of its Subsidiaries has changed any accounting methods, principles or practices of PNC or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy, except as required by applicable law or GAAP.

4.9 Legal Proceedings. (a) None of PNC or any of its Subsidiaries is a party to any, and there are no pending or, to the best of PNC’s knowledge, threatened, material legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature against PNC or any of its Subsidiaries.

(b) There is no Injunction, judgment, or regulatory restriction (other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries) imposed upon PNC, any of its Subsidiaries or the assets of PNC or any of its Subsidiaries.

4.10 Taxes and Tax Returns. Each of PNC and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement (all such Tax Returns being accurate and complete in all material respects), has timely paid all Taxes shown thereon as arising and has duly and timely paid all material Taxes that are due and payable or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are being contested in good faith, which have not been finally determined, and have been adequately reserved against in accordance with GAAP on

PNC’s most recent consolidated financial statements. There are no material disputes, audits, examinations or proceedings pending, or claims asserted, for Taxes or assessments upon PNC or any of its Subsidiaries for which PNC does not have reserves that are adequate under GAAP.

4.11 Compliance with Applicable Law. (a) PNC and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and are in compliance in all respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to PNC or any of its Subsidiaries.

(b) Since the enactment of the Sarbanes-Oxley Act, PNC has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

4.12 Risk Management Instruments. All Derivative Transactions outstanding as of the date hereof (which for the avoidance of doubt shall not include any PNC stock option), whether entered into for the account of PNC or any PNC Subsidiary or for the account of a customer of PNC or any PNC Subsidiary, were duly authorized and entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable laws, rules, regulations and policies of any Regulatory Authority and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by PNC or any PNC Subsidiary, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of PNC or a PNC Subsidiary enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. PNC and each applicable PNC Subsidiary have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to PNC’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.13 Property. PNC or a PNC Subsidiary (a) has good and marketable title to all the properties and assets reflected in the latest audited balance sheet included in the PNC SEC Reports as being owned by PNC or a PNC Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “PNC Owned Properties”), free and clear of all Liens of any nature whatsoever, except Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such PNC SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “PNC Leased Properties” and, collectively with the PNC Owned Properties, the “PNC Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the PNC knowledge, the lessor. There are no pending or, to the knowledge of PNC, threatened condemnation proceedings against the PNC Real Property. PNC and its Subsidiaries are in compliance with all applicable health and safety related requirements for the PNC Real Property, including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970.

4.14 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action or notices with respect to any environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature seeking to impose, or that are reasonably likely to result in, any liability or obligation of PNC or any of its Subsidiaries arising under common law or under any local, state or federal environmental, health or safety statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or threatened against PNC or any of its Subsidiaries. To the knowledge of PNC, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, claim, action, investigation or remediation by any Governmental Entity or any third party that would give rise to any liability or obligation on the part of PNC or any of its Subsidiaries. Neither PNC nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to any of the foregoing.

4.15 Reorganization; Approvals. As of the date of this Agreement, PNC (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.16 Aggregate Cash Consideration. PNC has or will prior to the Closing have available to it sufficient funds to deliver the aggregate Cash Consideration.

4.17 PNC Information. The information relating to PNC and its Subsidiaries that is provided by PNC or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to PNC and other portions within the reasonable control of PNC will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.18 Investment Securities. (a) Each of PNC and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of PNC or its Subsidiaries. Such securities are valued on the books of PNC in accordance with GAAP in all material respects.

(b) PNC and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures (the “Policies, Practices and Procedures”) which PNC believes are prudent and reasonable in the context of such businesses.

4.19 Loan Portfolio. (a) Section 4.19(a) of the PNC Disclosure Schedule sets forth (i) the aggregate outstanding principal amount, as of September 30, 2006, of all Loans payable to PNC or its Subsidiaries, other than “non-accrual” Loans, and (ii) the aggregate outstanding principal amount, as of September 30, 2006, of all “non-accrual” Loans. As of September 30, 2006, PNC and its Subsidiaries, taken as a whole, did not have outstanding Loans and assets classified as “Other Real Estate Owned” with an aggregate then outstanding, fully committed principal amount in excess of that amount set forth on Section 4.19(a) of the PNC Disclosure Schedule.

(b) Each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity). All Loans originated by PNC or its Subsidiaries, and all such Loans purchased, administered or serviced by PNC or its Subsidiaries, were made or purchased and are administered or serviced, as applicable, in accordance with customary lending standards of PNC or its Subsidiaries, as applicable. All such Loans (and any related guarantees) and payments due thereunder are, and on the Closing Date will be, free and clear of any Lien, and PNC or its Subsidiaries has complied in all material respects, and on the Closing Date will have complied in all material respects, with all laws and regulations relating to such Loans.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. Except as expressly contemplated by or permitted by this Agreement or with the prior written consent of the other party, during the period from the date of this Agreement to the Effective Time, each of Mercantile Bankshares and PNC shall, and shall cause each of its respective Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Mercantile Bankshares or PNC to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby.

5.2 Mercantile Bankshares Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in the Mercantile Bankshares Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, Mercantile Bankshares shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of PNC:

(a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any person (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of Federal funds and FHLB advances, sales of certificates of deposit, issuances of commercial paper and entering into repurchase agreements);

(b) (i) adjust, split, combine or reclassify any of its capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) for regular quarterly cash dividends at a rate not in excess of $0.28 per share of Mercantile Bankshares Common Stock with record dates and payment dates consistent with the prior year, (B) dividends paid by any of the Subsidiaries of Mercantile Bankshares to Mercantile Bankshares or to any of its wholly-owned Subsidiaries, (C) the acceptance of shares of Mercantile Bankshares Common Stock in payment of the exercise price or withholding Taxes incurred by any employee or director in connection with the exercise of stock options or the vesting of restricted shares of (or settlement of other equity-based awards in respect of) Mercantile Bankshares Common Stock granted under a Mercantile Bankshares Stock Plan, in each case in accordance with past practice and the terms of the applicable Mercantile Bankshares Stock Plan and related award agreements), and (D) dividends on the capital securities and common securities issued by each of James Monroe Statutory Trust I, James Monroe Statutory Trust II and James Monroe Statutory Trust III, in each case in accordance with the terms thereof;

(iii) grant any stock options, restricted shares or other equity-based award with respect to shares of Mercantile Bankshares Common Stock under any of the Mercantile Bankshares Stock Plans or otherwise, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv) issue any additional shares of capital stock or other securities except pursuant to the exercise of stock options or the settlement of other equity-based awards granted under a Mercantile Bankshares Stock Plan that are outstanding as of the date of this Agreement or are subsequently granted in accordance with terms hereof;

(c) except as required by applicable law or the terms of any Mercantile Bankshares Benefit Plan as in effect on the date of this Agreement, (i) increase the wages, salaries, or incentive compensation or incentive compensation opportunities of any employee of Mercantile Bankshares or any of its Subsidiaries other than normal increases in the ordinary course of business consistent with past practice for employees who are not (x) executive officers (y) directors, or (z) employees of Mercantile Bankshares or its Subsidiaries who are party to change of control or severance agreements, increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights of any employee of Mercantile Bankshares or any of its Subsidiaries or otherwise pay any amount to which any employee of Mercantile Bankshares or any of its Subsidiaries is not entitled, or (ii) establish, adopt, or become a party to any new employee benefit or compensation plan, program, commitment or agreement or amend, suspend or terminate any Mercantile Bankshares Benefit Plan other than as disclosed in Section 5.2(c) of the Mercantile Bankshares Disclosure Schedule and amendments made to comply with Section 409A of the Code or administrative amendments that do not increase the cost of operating the plan by more than an inconsequential amount;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any material amount of its properties or assets to any individual, corporation or other entity other than a Subsidiary or cancel, release or assign any material amount of indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement or entered into in accordance with the terms hereof;

(e) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating, and servicing policies, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(f) make any material investment for its own account either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

(g) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(h) amend its charter or bylaws;

(i) restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, except in consultation (in advance of any restructuring or material change except to the extent not commercially practicable) with PNC, or the manner in which the portfolio is classified or reported;

(j) commence or settle any material claim, action or proceeding except settlements involving only monetary remedies in the ordinary course of business consistent with past practice not in excess of $500,000 individually or $2,000,000 in the aggregate for all such settlements effected after the date hereof;

(k) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(l) implement or adopt any material change in its financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

(m) enter into, renew or terminate, or make any payment not then required under, any Mercantile Bankshares Contract, other than entering into, renewing or terminating any Mercantile Bankshares Contracts in the ordinary course of business, consistent with past practice (other than any Mercantile Bankshares Contract (i) that contains (A) any non-competition or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any respect the ability of Mercantile Bankshares or its Subsidiaries or their businesses to solicit customers or the manner in which, or the localities in which, all or any portion of the business of Mercantile Bankshares or its Subsidiaries or, following consummation of the transactions contemplated by this Agreement, Parent or its Subsidiaries, is or would be conducted or (B) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Mercantile Bankshares or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business, (ii) that calls for aggregate annual payments of $500,000 or more and which is not terminable on 60 days or less notice without payment of any termination fee or penalty or (iii) that involves the lease of real property (other than lease renewals in the ordinary course of business);

(n) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, settle any material Tax claim or assessment or surrender any right to claim a refund of a material amount of Taxes;

(o) file any application to establish, or to relocate or terminate the operations of, any banking office of Mercantile Bankshares or any Mercantile Bankshares Subsidiary; or

(p) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.2.

5.3 PNC Forbearances. Except as expressly permitted by this Agreement or with the prior written consent of Mercantile Bankshares, during the period from the date of this Agreement to the Effective Time, PNC shall not, and shall not permit any of its Subsidiaries to, (a) amend, repeal or otherwise modify any provision of the PNC Articles or the PNC Bylaws in a manner that would adversely effect Mercantile Bankshares, the stockholders of Mercantile Bankshares or the transactions contemplated by this Agreement; (b) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; (c) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied; (d) take any action that would be reasonably expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement; (e) make or pay any extraordinary one-time dividend or distribution on shares of PNC Common Stock (other than any dividend or distribution of PNC Common Stock, e.g., a stock split); or (f) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters. (a) PNC and Mercantile Bankshares shall promptly prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of PNC and Mercantile Bankshares shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Mercantile Bankshares shall thereafter mail or deliver the Proxy Statement to its stockholders. PNC shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Mercantile Bankshares shall furnish all information concerning Mercantile Bankshares and the holders of Mercantile Bankshares Common Stock as may be reasonably requested in connection with any such action.

(b) Subject to the terms and conditions of this Agreement, the parties shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities (including, subject to the penultimate sentence of this Section 6.1(b), agreeing to and complying with any actions, conditions or restrictions required or imposed in connection with obtaining the foregoing permits, consents, approvals and authorizations of third parties and Governmental Entities). Mercantile Bankshares and PNC shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to Mercantile Bankshares or PNC, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing contained herein shall be deemed to require PNC to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of third parties or Governmental Entities, that would reasonably be expected to have a material adverse effect (measured on a scale relative to Mercantile Bankshares and its Subsidiaries, taken as a whole) on either PNC or Mercantile Bankshares (a “Materially Burdensome Regulatory Condition”). In addition, Mercantile Bankshares agrees to cooperate and use its reasonable best efforts to assist PNC in preparing and filing such petitions and filings, and in obtaining such permits, consents, approvals and authorizations of third parties and Governmental Entities, that may be necessary or advisable to effect any mergers and/or consolidations of Subsidiaries of Mercantile Bankshares and PNC following consummation of the Merger.

(c) Each of PNC and Mercantile Bankshares shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of PNC, Mercantile Bankshares or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(d) Each of PNC and Mercantile Bankshares shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any PNC Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed.

6.2 Access to Information. (a) Upon reasonable notice and subject to applicable laws relating to the confidentiality of information, each of Mercantile Bankshares and PNC shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, such party shall, and shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that such party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request. Neither Mercantile Bankshares nor PNC, nor any of their Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the parties as of September 29, 2006 (the “Confidentiality Agreement”).

(c) No investigation by a party hereto or its representatives shall affect the representations and warranties of the other party set forth in this Agreement.

6.3 Stockholder Approval. Mercantile Bankshares shall call a special meeting of its stockholders to be held as soon as reasonably practicable for the purpose of obtaining the requisite stockholder approval required in connection with the Merger, and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. The board of directors of Mercantile Bankshares has adopted resolutions recommending to the stockholders of Mercantile Bankshares the adoption of this Agreement, and the board of directors of Mercantile Bankshares shall recommend to the stockholders of Mercantile Bankshares the approval and adoption of this Agreement. Notwithstanding the foregoing, the board of directors of Mercantile Bankshares may withdraw, modify, condition or refuse to recommend the adoption of this Agreement if the board of directors of Mercantile Bankshares determines, in good faith after consultation with its outside financial and legal advisors, that the failure to take such action would be inconsistent with its fiduciary obligations under applicable law. Notwithstanding any such withdrawal, modification, condition or refusal to recommend, this Agreement and such other matters shall be submitted to the stockholders for the purpose of approving the Agreement and such other matters, and nothing contained herein shall be deemed to relieve Mercantile Bankshares of such obligation, provided, however, that if the Board of Directors of Mercantile Bankshares shall have withdrawn, modified, conditioned or refused to recommend the adoption of this Agreement and such other matters in accordance with the terms of this Agreement, then in submitting this Agreement to the stockholders of the Mercantile Bankshares, the board of directors of Mercantile Bankshares may submit this Agreement to the stockholders of Mercantile Bankshares without recommendation (although the resolutions approving and adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the board of directors of Mercantile Bankshares may communicate the basis for its lack of a recommendation to the stockholders of Mercantile Bankshares in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law.

6.4 Affiliates. Mercantile Bankshares shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of Mercantile Bankshares to deliver to PNC, as soon as practicable after the date of this Agreement, and prior to the date of the meeting of the Mercantile Bankshares stockholders to be held pursuant to Section 6.3, a written agreement, in the form of Exhibit A.

6.5 NYSE Listing. PNC shall cause the shares of PNC Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

6.6 Employee Matters. (a) PNC shall, or shall cause its applicable Subsidiaries to, provide to those individuals actively employed by Mercantile Bankshares or one of its Subsidiaries as of the Effective Time (collectively, the “Covered Employees”) with (i) employee benefits, rates of base salary or hourly wage and annual bonus opportunities that are either (x) substantially similar, in the aggregate, to the aggregate rates of base salary or hourly wage provided to such Covered Employees and the aggregate employee benefits and annual bonus opportunities provided to such Covered Employees under the Mercantile Bankshares Benefit Plans as in effect immediately prior to the Effective Time or (y) no less favorable, in the aggregate, than the compensation and benefit arrangements that are provided to similarly situated employees of PNC (provided that PNC will continue Mercantile Bankshares compensation and benefits until Mercantile Bankshares employees are converted to PNC’s payroll system); and (ii) severance protection for any Covered Employee (other than for those Covered Employees covered by change of control or severance plans or agreements) who is terminated without cause during the one-year period following the Effective Time in amounts set forth on Section 6.6(a) of the Mercantile Bankshares Disclosure Schedule and otherwise on terms and conditions applicable to similarly situated employees of PNC; provided that nothing herein shall limit the right of PNC or any of its Subsidiaries to terminate the employment of any Covered Employee at any time.

(b) To the extent that a Covered Employee becomes eligible to participate in an employee benefit plan maintained by PNC or any of its Subsidiaries, other than Mercantile Bankshares or its Subsidiaries, PNC shall cause such employee benefit plan to (i) recognize the service of such Covered Employee with Mercantile Bankshares or its Subsidiaries for purposes of eligibility and vesting and, except under defined benefit pension plans, benefit accrual under such employee benefit plan of PNC or any of its Subsidiaries to the same extent such service was recognized immediately prior to the Effective Time under a comparable Mercantile Bankshares Benefit Plan in which such Covered Employee was a participant immediately prior to the Effective Time; provided that for purposes of determining the level of credit based on service after the Effective Time under any cash balance pension plan in which Covered Employees participate after the Effective Time, PNC will provide credit for prior service of Covered Employees with Mercantile Bankshares or its Subsidiaries; provided, however, that the recognition of service under this clause (i) shall not operate to duplicate any benefits with respect to the Covered Employee, and (ii) with respect to any health, dental or vision plan of PNC or any of its Subsidiaries (other than Mercantile Bankshares and its Subsidiaries) in which any Covered Employee is eligible to participate in the plan year that includes the year in which such Covered Employee is eligible to participate, (x) cause any pre-existing condition limitations under such PNC or Subsidiary plan to be waived with respect to such Covered Employee to the extent such limitation would have been waived or satisfied under the Mercantile Bankshares Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (y) recognize any medical or other health expenses incurred by such Covered Employee in the year that includes the Closing Date for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental or vision plan of PNC or any of its Subsidiaries.

(c) From and after the Effective Time, PNC shall, or shall cause its Subsidiaries to, honor, in accordance with the terms thereof as in effect as of the date hereof or as may be amended after the date hereof but prior to the Effective Time with the prior written consent of PNC, each employment agreement and change in control agreement of Mercantile Bankshares and its Subsidiaries and the obligations of Mercantile Bankshares and its Subsidiaries as of the Effective Time under each deferred compensation plan or agreement.

(d) Without limiting the generality of the final sentence of Section 9.10, nothing in this Section 6.6, express or implied is intended to or shall confer upon any other person including without limitation any Covered Employee, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement and no provision of this Section 6.6 shall constitute an amendment of any Mercantile Bankshares Benefit Plan.

6.7 Indemnification; Directors’ and Officers’ Insurance. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (a “Claim”), including any such Claim in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Mercantile Bankshares or any of its Subsidiaries or who is or was serving at the request of Mercantile Bankshares or any of its Subsidiaries as a director or officer of another person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director or officer of Mercantile Bankshares or any of its Subsidiaries prior to the Effective Time or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their best efforts to defend against and respond thereto. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of any Indemnified Party as provided in the respective certificates or articles of incorporation or by-laws (or comparable organizational documents) of each party and/or its respective Subsidiaries, and any existing indemnification agreements, including those set forth in Section 6.7 of the Mercantile Bankshares Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified after the Effective Time, except for those set forth in certificates or articles of incorporation or bylaws (or comparable organizational documents), which shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time, it being understood that nothing in this sentence shall require any amendment to the certificate of incorporation or by-laws of the Surviving Corporation.

(b) From and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Indemnified Party against all losses, claims, damages, costs, expenses (including fees and expenses of counsel), fines, penalties, liabilities or judgments or amounts that are paid in settlement of or in connection with any Claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Mercantile Bankshares or any Subsidiary of Mercantile Bankshares, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) or taken at the request of PNC pursuant to Section 6.8 hereof.

(c) PNC shall cause the individuals serving as officers and directors of Mercantile Bankshares or any of its Subsidiaries immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by Mercantile Bankshares (provided that PNC may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided that in no event shall PNC be required to expend annually in the aggregate an amount in excess of 250% of the annual premiums currently paid by Mercantile Bankshares (which current amount is set forth in Section 6.7 of the Mercantile Bankshares Disclosure Schedule) for such insurance (the “Insurance Amount”), and provided further that if PNC is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, PNC shall obtain as much comparable insurance as is available for the Insurance Amount.

(d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of PNC, on the one hand, and a Subsidiary of Mercantile Bankshares, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall, at PNC’s sole expense, take all such necessary action as may be reasonably requested by PNC.

6.9 Advice of Changes. Each of PNC and Mercantile Bankshares shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; and provided further that a failure to comply with this Section 6.9 shall not constitute a breach of this Agreement or the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

6.10 Exemption from Liability Under Section 16(b). Prior to the Effective Time, PNC and Mercantile Bankshares shall each take all such steps as may be necessary or appropriate to cause any disposition of shares of Mercantile Bankshares Common Stock or conversion of any derivative securities in respect of such shares of Mercantile Bankshares Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act, including any such actions specified in the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom, LLP.

6.11 No Solicitation. (a) None of Mercantile Bankshares, its Subsidiaries or any or its or their officers, directors or employees shall, directly or indirectly, and they shall use their best efforts to cause any investment banker, financial advisor, attorney, accountant or other retained representative or agent not to, directly or indirectly, (i) solicit, initiate, encourage, facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving Mercantile Bankshares or any of its Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals being referred to herein as an “Alternative Proposal”), (ii) participate in any discussions or negotiations regarding an Alternative Transaction or (iii) enter into any agreement regarding any Alternative Transaction. Notwithstanding the foregoing, the Board of Directors of Mercantile Bankshares shall be permitted, prior to the meeting of Mercantile Bankshares stockholders to be held pursuant to Section 6.3, and subject to compliance with the other terms of this Section 6.11 and to first entering into a confidentiality agreement with the person proposing such Alternative Proposal on terms substantially similar to, and no less favorable to Mercantile Bankshares than, those contained in the Confidentiality Agreement (it being understood that the standstill provision contained therein may permit such person to convey confidentially an Alternative Proposal to the Mercantile Bankshares board of directors under circumstances in which Mercantile Bankshares is permitted to discuss an Alternative Proposal hereunder), consider and participate in discussions and negotiations with respect to a bona fide Alternative Proposal received by Mercantile Bankshares, if and only to the extent that the Board of Directors of Mercantile Bankshares reasonably determines in good faith (after consultation with outside legal counsel) that failure to do so would be inconsistent with its fiduciary duties.

As used in this Agreement, “Alternative Transaction” means any of (i) a transaction pursuant to which any person (or group of persons) (other than PNC or its affiliates), directly or indirectly, acquires or would acquire more than 25% of the outstanding shares of Mercantile Bankshares Common Stock or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to the Merger, whether from Mercantile Bankshares or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or other business combination involving Mercantile Bankshares (other than the Merger), (iii) any transaction pursuant to which any person (or group of persons) (other than PNC or its affiliates) acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of Mercantile Bankshares and securities of the entity surviving any merger or business combination including any of Mercantile Bankshares’s Subsidiaries) of Mercantile Bankshares, or any of its Subsidiaries representing more than 25% of the fair market value of all the assets, net revenues or net income of Mercantile Bankshares and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (iv) any other consolidation, business combination, recapitalization or similar transaction involving Mercantile Bankshares or any of its Subsidiaries, other than the transactions contemplated by this Agreement, as a result of which the holders of shares of Mercantile Bankshares immediately prior to such transactions do not, in the aggregate, own at least 75% of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of Mercantile Bankshares Common Stock immediately prior to the consummation thereof.

(b) Mercantile Bankshares shall notify PNC promptly (but in no event later than 24 hours) after receipt of any Alternative Proposal, or any material modification of or material amendment to any Alternative Proposal, or any request for nonpublic information relating to Mercantile Bankshares or any of its Subsidiaries or for access to the properties, books or records of Mercantile Bankshares or any Subsidiary by any Person or entity that informs the Board of Directors of Mercantile Bankshares or any Subsidiary that it is considering making, or has made, an Alternative Proposal. Such notice to PNC shall be made orally and in writing, and shall indicate the identity of the Person making the Alternative Proposal or intending to make or considering making an Alternative Proposal or requesting non-public information or access to the books and records of Mercantile Bankshares or any Subsidiary, and the material terms of any such Alternative Proposal or modification or amendment to an Alternative Proposal. Mercantile Bankshares shall keep PNC fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Alternative Proposal, indication or request. Mercantile Bankshares shall also promptly, and in any event within 24 hours, notify PNC, orally and in writing, if it enters into discussions or negotiations concerning any Alternative Proposal in accordance with Section 6.11(a).

(c) Mercantile Bankshares and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than PNC) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than PNC who have been furnished confidential information regarding Mercantile Bankshares in connection with the solicitation of or discussions regarding an Alternative Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. Mercantile Bankshares agrees not to, and to cause its Subsidiaries not to, release any third party from the confidentiality and standstill provisions of any agreement to which Mercantile Bankshares or its Subsidiaries is or may become a party, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any person to make an Alternative Proposal. Neither Mercantile Bankshares nor the Board of Directors of Mercantile Bankshares shall approve or take any action to render inapplicable to any Alternative Proposal or Alternative Transaction Sections 3-601 to 3-604 and 3-701 to 3-709 of the MGCL, any similar Takeover Statutes or the Mercantile Bankshares Rights Agreement.

(d) Mercantile Bankshares shall ensure that the officers, directors and all employees, agents and representatives (including any investment bankers, financial advisors, attorneys, accountants or other retained representatives) of Mercantile Bankshares or its Subsidiaries are aware of the restrictions described in this Section 6.11 as reasonably necessary to avoid violations thereof. It is understood that any violation of the restrictions set forth in this Section 6.11 by any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of Mercantile Bankshares or its Subsidiaries, at the direction or with the consent of Mercantile Bankshares or its Subsidiaries, shall be deemed to be a breach of this Section 6.11 by Mercantile Bankshares.

(e) Nothing contained in this Section 6.11 shall prohibit Mercantile Bankshares or its Subsidiaries from taking and disclosing to its stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act.

6.12 Directorship. PNC shall, prior to the Effective Time, take such actions as may be required to appoint two (2) individuals mutually agreed by Mercantile Bankshares and PNC to the Board of Directors of the Surviving Corporation as of the Effective Time, and, to the extent so required, shall increase the size of the PNC Board of Directors to permit the foregoing.

6.13 Dividends. After the date of this Agreement, each of PNC and Mercantile Bankshares shall coordinate with the other the declaration of any dividends in respect of PNC Common Stock and Mercantile Bankshares Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Mercantile Bankshares Common Stock shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Mercantile Bankshares Common Stock and any shares of PNC Common Stock any such holder receives in exchange therefor in the Merger.

6.14 Donation to Charitable Foundation. At or substantially contemporaneously with the Effective Time, either PNC or the PNC Foundation shall contribute to Mercantile Bankshares’s charitable foundation an amount of $25 million for charitable causes in the Baltimore, Maryland area.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Merger, on the terms and conditions set forth in this Agreement, shall have been approved by the requisite affirmative vote of the holders of Mercantile Bankshares Common Stock entitled to vote thereon.

(b) NYSE Listing. The shares of PNC Common Stock to be issued to the holders of Mercantile Bankshares Common Stock upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, Injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

7.2 Conditions to Obligations of PNC. The obligation of PNC to effect the Merger is also subject to the satisfaction, or waiver by PNC, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. Subject to the standard set forth in Section 9.2, the representations and warranties of Mercantile Bankshares set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and PNC shall have received a certificate signed on behalf of Mercantile Bankshares by the Chief Executive Officer or the Chief Financial Officer of Mercantile Bankshares to the foregoing effect.

(b) Performance of Obligations of Mercantile Bankshares. Mercantile Bankshares shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and PNC shall have received a certificate signed on behalf of Mercantile Bankshares by the Chief Executive Officer or the Chief Financial Officer of Mercantile Bankshares to such effect.

(c) Federal Tax Opinion. PNC shall have received the opinion of its counsel, Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to PNC, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of Mercantile Bankshares and PNC.

(d) Regulatory Approvals. All PNC Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such regulatory approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition. “PNC Requisite Regulatory Approvals” shall mean the approvals of (i) the Federal Reserve Board, (ii) the Bureau of Financial Institutions of the Virginia State Corporation Commission, (iii) the Commissioner of Financial Regulation of the Maryland Department of Labor, Licensing and Regulation, and (iv) all Other Regulatory Approvals the failure of which to obtain would result in a material adverse effect on the business, results of operations or financial condition of PNC (measured on a scale relative to Mercantile Bankshares and its Subsidiaries, taken as a whole).

7.3 Conditions to Obligations of Mercantile Bankshares. The obligation of Mercantile Bankshares to effect the Merger is also subject to the satisfaction or waiver by Mercantile Bankshares at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Subject to the standard set forth in Section 9.2, the representations and warranties of PNC set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and Mercantile Bankshares shall have received a certificate signed on behalf of PNC by the Chief Executive Officer or the Chief Financial Officer of PNC to the foregoing effect.

(b) Performance of Obligations of PNC. PNC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Mercantile Bankshares shall have received a certificate signed on behalf of PNC by the Chief Executive Officer or the Chief Financial Officer of PNC to such effect.

(c) Federal Tax Opinion. Mercantile Bankshares shall have received the opinion of its counsel, Davis Polk & Wardwell, in form and substance reasonably satisfactory to Mercantile Bankshares, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of Mercantile Bankshares and PNC.

(d) Regulatory Approvals. All PNC Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Mercantile Bankshares or PNC:

(a) by mutual consent of Mercantile Bankshares and PNC in a written instrument authorized by the boards of directors of Mercantile Bankshares and PNC;

(b) by either Mercantile Bankshares or PNC, if any Governmental Entity that must grant a PNC Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(c) by either Mercantile Bankshares or PNC, if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;

(d) by either PNC or Mercantile Bankshares (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Mercantile Bankshares, in the case of a termination by PNC, or PNC, in the case of a termination by Mercantile Bankshares, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within 45 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(e) by PNC, if the Board of Directors of Mercantile Bankshares shall have (i) failed to recommend in the Proxy Statement the approval and adoption of this Agreement, (ii) in a manner adverse to PNC, (x) withdrawn, modified or qualified, or proposed to withdraw, modify or qualify, the recommendation by such Board of Directors of this Agreement and/or the Merger to Mercantile Bankshares’s stockholders, or (y) recommended any Alternative Proposal (or, in the case of clause (ii), resolved to take any such action), whether or not permitted by the terms hereof or (iii) intentionally breached its obligations under Section 6.3 or 6.11 in any material respect; or

(f) by either PNC or Mercantile Bankshares, if the stockholders of Mercantile Bankshares fail to approve this Agreement at the special meeting of Mercantile Bankshares stockholders called for the purpose of obtaining the requisite stockholder approval required in connection with the Merger or at any adjournment or postponement thereof.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e) or (f) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.4, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination. In the event of termination of this Agreement by either Mercantile Bankshares or PNC as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Mercantile Bankshares, PNC, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 8.2, 8.3, 8.4, 9.3, 9.4, 9.6, 9.7, 9.8, 9.9 and 9.10 shall survive any termination of this Agreement, and (ii) neither Mercantile Bankshares nor PNC shall be relieved or released from any liabilities or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s shareholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party) arising out of its willful breach of any provision of this Agreement.

8.3 Fees and Expenses. Except with respect to costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by Mercantile Bankshares and PNC, all fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

8.4 Termination Fee. (a) In the event that (i) a Pre-Termination Takeover Proposal Event (as hereinafter defined) shall have occurred after the date of this Agreement and thereafter this Agreement is terminated by either PNC or Mercantile Bankshares pursuant to Section 8.1(c) or 8.1(f), and (ii) either (A) prior to the date that is twelve (12) months after the date of such termination Mercantile Bankshares consummates an Alternative Transaction, Mercantile Bankshares shall, on the date an Alternative Transaction is consummated, pay PNC a fee equal to $225 million by wire transfer of same day funds, or (B) (1) prior to the date that is twelve (12) months after the date of such termination Mercantile Bankshares enters into a definitive acquisition agreement related to any Alternative Transaction (“Acquisition Agreement“), Mercantile Bankshares shall, on the date of entry into such Acquisition Agreement, pay PNC a fee equal to $75 million by wire transfer of same day funds, and (2) Mercantile Bankshares consummates an Alternative Transaction within eighteen months of the date of termination with the Person or any Affiliate of the Person party to such Acquisition Agreement, Mercantile Bankshares shall, on the date an Alternative Transaction is consummated, pay PNC a fee equal to $225 million by wire transfer of same day funds, less any fee paid pursuant to the preceding clause (B)(1).

(b) In the event that this Agreement is terminated by PNC pursuant to Section 8.1(e), then Mercantile Bankshares shall pay PNC a fee equal to $225 million by wire transfer of same day funds on the date of termination.

(c) For purposes of this Section 8.4, a “Pre-Termination Takeover Proposal Event” shall be deemed to occur if, prior to the event giving rise to the right to terminate this Agreement, a bona fide Alternative Proposal shall have been made known to Mercantile Bankshares or any of its Subsidiaries or has been made directly to its stockholders generally or any person shall have publicly announced an intention (whether or not conditional) to make a Alternative Proposal (the term Alternative Transaction, as used in the definition of Alternative Proposal for purposes of this Section 8.4, and as used in this Section 8.4, shall have the same meaning set forth in Section 6.11 except that the references to “more than 25%” and “at least 75%” shall be deemed to be references to “50% or more” and “a majority,” respectively);

(d) Notwithstanding anything to the contrary herein, the maximum aggregate amount of fees payable under this Section 8.4 shall be $225 million.

(e) Mercantile Bankshares acknowledges that the agreements contained in this Section 8.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, PNC would not enter into this Agreement; accordingly, if Mercantile Bankshares fails promptly to pay the amount due pursuant to this Section 8.4, and, in order to obtain such payment, PNC commences a suit which results in a judgment against Mercantile Bankshares for the fee set forth in this Section 8.4, Mercantile Bankshares shall pay to PNC its costs and expenses (including attorneys’ fees and expenses) in connection with such suit.

8.5 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the stockholders of Mercantile Bankshares; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of Mercantile Bankshares, there may not be, without further approval of such stockholders, any amendment of this Agreement that (a) alters or changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Mercantile Bankshares Common Stock, (b) alters or changes any term of the certificate of incorporation of the Surviving Corporation or (c) alters or changes any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of any securities of Mercantile Bankshares, in each case other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.6 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the parties, which date shall be no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the parties (the “Closing Date”). If the conditions set forth in Article VII are first satisfied or waived during the two weeks immediately prior to the end of a fiscal quarter of PNC, then PNC may postpone the Closing until the first full week after the end of that fiscal quarter.

9.2 Standard. No representation or warranty of Mercantile Bankshares contained in Article III or of PNC contained in Article IV shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article III, in the case of Mercantile Bankshares, or Article IV, in the case of PNC, has had or would be reasonably likely to have a Material Adverse Effect with respect to Mercantile Bankshares or PNC, respectively (disregarding for purposes of this Section 9.2 any materiality or Material Adverse Effect qualification contained in any representations or warranties). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (x) Section 3.2(a) shall be deemed untrue and incorrect if not true and correct except to a de minimis extent (relative to Section 3.2(a) taken as a whole), (y) Sections 3.2(b), 3.3(a), 3.3(b)(i), 3.7 and 3.24, in the case of Mercantile Bankshares, and Sections 4.3(a), 4.3(b)(i) and 4.7, in the case of PNC, shall be deemed untrue and incorrect if not true and correct in all material respects and (z) Section 3.8(a), in the case of Mercantile Bankshares, and Section 4.8(a), in the case of PNC, shall be deemed untrue and incorrect if not true and correct in all respects.

9.3 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.4 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to PNC, to:

The PNC Financial Services Group, Inc.

One PNC Plaza

249 Fifth Avenue

Pittsburgh, Pennsylvania 15222

Attention: Mergers & Acquisition Department

Telecopy No.: (412) 762-6238

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 W. 52nd Street, New York, New York 10019

Attention: Edward D. Herlihy

                Nicholas G. Demmo

Facsimile: (212) 403-2000

and

(b) if to Mercantile Bankshares, to:

Mercantile Bankshares Corporation

2 Hopkins Plaza, 20th Floor

Baltimore, MD 21201

Attention: Gordon M Cooley, Deputy General Counsel

Facsimile No.: (410) 230-9236

with a copy to:

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

Attention: George R. Bason, Jr.

                John H. Butler

Facsimile: (212) 450-3800

9.5 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to a Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The Mercantile Bankshares Disclosure Schedule and the PNC Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.

9.6 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.7 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

9.8 Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the internal laws of the State of New York applicable to contracts made and wholly-performed within such state, without regard to any applicable conflicts of law principles, except to the extent that the PBCL or the MGCL applies. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal court located in New York, New York (or, to the extent that subject matter or personal jurisdiction does not exist in any such federal court, then in any New York state court located in New York County). Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.9 Publicity. Neither Mercantile Bankshares nor PNC shall, and neither Mercantile Bankshares nor PNC shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld) of PNC, in the case of a proposed announcement or statement by Mercantile Bankshares, or Mercantile Bankshares, in the case of a proposed announcement or statement by PNC; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the Nasdaq or the NYSE, as applicable.

9.10 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies under this Agreement.

9.11 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof (and, more specifically, that irreparable damage would likewise occur if the Merger was not consummated and the Company’s stockholders and holders of Company Stock Options and other equity-based awards did not receive the aggregate Merger Consideration in accordance with the terms but subject to the conditions of this Agreement), and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger and Parent’s obligation to pay, and the Company’s stockholders’ and holders of Company Stock Options’ right to receive, the aggregate Merger Consideration pursuant to the Merger, subject in each case to the terms and conditions of this Agreement) in any federal court located in the State of New York (or, to the extent that subject matter or personal jurisdiction does not exist in any such federal court, then in any New York state court located in New York County), in addition to any other remedy to which they are entitled at law or in equity.

Remainder of Page Intentionally Left Blank

IN WITNESS WHEREOF, The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

THE PNC FINANCIAL SERVICES GROUP, INC.

By:	/s/ William C. Mutterperl
Name:	William C. Mutterperl
Title:	Vice Chairman

MERCANTILE BANKSHARES CORPORATION

By:	/s/ Edward J. Kelly III
Name:	Edward J. Kelly III
Title:	Chairman, President & Chief Executive Officer

Signature Page to Agreement and Plan of Merger

Exhibit A

Form of Affiliate Letter

The PNC Financial Services Group, Inc.

One PNC Plaza

249 Fifth Avenue

Pittsburgh, Pennsylvania 15222

Ladies and Gentlemen:

I have been advised that as of the date hereof I may be deemed to be an “affiliate” of Mercantile Bankshares Corporation, a Maryland corporation (“Mercantile Bankshares”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). I have been further advised that pursuant to the terms of the Agreement and Plan of Merger dated as of October 8, 2006 (the “Merger Agreement”), by and between The PNC Financial Services Group, Inc., a Pennsylvania corporation (“PNC”), and Mercantile Bankshares shall be merged with and into PNC (the “Merger”). All terms used in this letter but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

I represent, warrant and covenant to PNC that in the event I receive any PNC Common Stock as a result of the Merger:

(a) I shall not make any sale, transfer or other disposition of PNC Common Stock in violation of the Act or the Rules and Regulations.

(b) I have carefully read this letter and the Merger Agreement and discussed its requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of PNC Common Stock to the extent I believed necessary with my counsel or counsel for Mercantile Bankshares.

(c) I have been advised that the issuance of PNC Common Stock to me pursuant to the Merger will be registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the Merger will be submitted for a vote of the stockholders of Mercantile Bankshares I may be deemed to have been an affiliate of Mercantile Bankshares and the distribution by me of PNC Common Stock has not been registered under the Act, I may not sell, transfer or otherwise dispose of PNC Common Stock issued to me in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to PNC, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

(d) I understand that PNC is under no obligation to register the sale, transfer or other disposition of PNC Common Stock by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

(e) I also understand that stop transfer instructions will be given to PNC’s transfer agents with respect to PNC Common Stock and that there will be placed on the certificates for PNC Common Stock issued to me, or any substitutions therefor, a legend stating in substance:

“The securities represented by this certificate have been issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies and may only be sold or otherwise transferred in compliance with the requirements of Rule 145 or pursuant to a registration statement under said act or an exemption from such registration.”

(f) I also understand that unless the transfer by me of my PNC Common Stock has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, PNC reserves the right to put the following legend on the certificates issued to my transferee:

“The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933 and may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933.”

It is understood and agreed that the legends set forth above shall be removed by delivery of substitute certificates without such legend, and/or the issuance of a letter to PNC’s transfer agent removing such stop transfer instructions, and the above restrictions on sale will cease to apply, if (A) one year (or such other period as may be required by Rule 145(d)(2) under the Securities Act or any successor thereto) shall have elapsed from the Closing Date and the provisions of such Rule are then available to me; or (B) if two years (or such other period as may be required by Rule 145(d)(3) under the Securities Act or any successor thereto) shall have elapsed from the Effective Date and the provisions of such Rule are then available to me; or (C) I shall have delivered to PNC (i) a copy of a letter from the staff of the Commission, or an opinion of counsel in form and substance reasonably satisfactory to PNC, or other evidence reasonably satisfactory to PNC, to the effect that such legend and/or stop transfer instructions are not required for purposes of the Securities Act or (ii) reasonably satisfactory evidence or representations that the securities represented by such certificates are being or have been transferred in a transaction made in conformity with the provisions of Rule 145 under the Securities Act or pursuant to an effective registration under the Securities Act.

I recognize and agree that the foregoing provisions also apply to (i) my spouse, (ii) any relative of mine or my spouse occupying my home, (iii) any trust or estate in which I, my spouse or any such relative owns at least 10% beneficial interest or of which any of us serves as trustee, executor or in any similar capacity and (iv) any corporate or other organization in which I, my spouse or any such relative owns at least 10% of any class of equity securities or of the equity interest.

By its acceptance hereof, PNC agrees, for a period of two years after the Effective Time that it, as the Surviving Corporation, will file on a timely basis all reports required to be filed by it pursuant to Section 13 of the Exchange Act, so that the public information provisions of Rule 144(c) under the Securities Act are satisfied and the resale provisions of Rules 145(d)(1) and (2) under the Securities Act are therefore available to the undersigned in the event the undersigned desires to transfer any PNC Common Stock issued to the undersigned in the Merger.

It is understood and agreed that this Letter Agreement shall terminate and be of no further force and effect if the Merger Agreement is terminated in accordance with its terms.

Execution of this letter should not be construed as an admission on my part that I am an “affiliate” of Mercantile Bankshares as described in the first paragraph of this letter or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

Very truly yours,

By:
Name:

Accepted this [    ] day of

[                    ], 2006

The PNC Financial Services Group, Inc.

By:
Name:
Title:

ANNEX B

October 8, 2006

Board of Directors

Mercantile Bankshares Corporation

2 Hopkins Plaza

P.O. Box 1477

Baltimore, MD 21203

Ladies and Gentlemen:

Mercantile Bankshares Corporation (“Mercantile”) and PNC Financial Services Group, Inc. (“PNC”) propose to enter into an Agreement and Plan of Merger, dated as of October 8, 2006 (the “Agreement”), pursuant to which Mercantile will be merged with and into PNC (the “Merger”), with PNC as the surviving entity. Under the terms of the Agreement, upon consummation of the Merger, each share of Mercantile common stock, per share $2.00 par value, issued and outstanding immediately prior to the Merger (the “Mercantile Common Stock”), except for certain shares as specified in the Agreement, will be converted into the right to receive (i) 0.4184 of a share of PNC common stock, par value $5.00 per share, (the “Stock Consideration”) and (ii) an amount in cash equal to $16.45, without interest, (the “Cash Consideration” and together with the Stock Consideration, the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement. Capitalized terms not defined in this opinion have the meanings given them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Mercantile Common Stock.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Mercantile that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of PNC that we deemed relevant; (iv) consensus earnings per share estimates for the years ending December 31, 2006 and 2007 published by I/B/E/S and reviewed with management of Mercantile; (v) consensus earnings per share estimates for PNC for the years ending December 31, 2006 and 2007 published by I/B/E/S and reviewed with management of PNC; (vi) the pro forma financial impact of the Merger on PNC, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined by the senior management of PNC and as discussed with the senior management of Mercantile and PNC; (vii) the publicly reported historical price and trading activity for the common stock of Mercantile and PNC, including a comparison of certain financial and stock market information for Mercantile and PNC with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) to the extent publicly available, the financial terms of certain recent business combinations in the commercial banking industry; (ix) certain information concerning PNC, its business, financial condition, results of operations and prospects shared with us in discussions with members of senior management of PNC; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Mercantile the business, financial condition, results of operations and prospects of Mercantile and held similar discussions with certain members of senior management of PNC regarding the business, financial condition, results of operations and prospects of PNC.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Mercantile and PNC or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Mercantile and PNC that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Mercantile or PNC or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Mercantile or PNC nor have we reviewed any individual credit files relating to Mercantile or PNC. With your consent, we have assumed that the respective allowances for loan losses for both Mercantile and PNC are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

With respect to anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and other information prepared by and/or reviewed with the management of Mercantile and PNC and used by Sandler O’Neill in its analyses, the respective management of Mercantile and PNC confirmed to us that they reflected the best currently available estimates and judgments of such management with respect thereto and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of Mercantile and PNC since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Mercantile and PNC will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the Agreement will perform all of the covenants required to be performed by such party under the Agreement, that the conditions precedent in the Agreement are not waived and that the Merger will be a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Mercantile has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of PNC’s common stock will be when issued to Mercantile’s shareholders pursuant to the Agreement or the prices at which Mercantile’s or PNC’s common stock may trade at any time.

We have acted as Mercantile’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. Mercantile has also agreed to indemnify us against certain liabilities arising out of our engagement. In the past, we have provided certain other investment banking services for Mercantile, most recently in connection with Mercantile’s acquisition of James Monroe Bancorp and we have received compensation for such services. Furthermore, as we have advised you, certain principals of Sandler O’Neill are shareholders of Mercantile and PNC.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Mercantile and PNC and their affiliates. We may also actively trade the equity or debt securities of Mercantile and PNC or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Mercantile in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Mercantile as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of Mercantile Common Stock and does not address the underlying business decision of Mercantile to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Mercantile or the effect of any other transaction in which Mercantile might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent. Not withstanding the foregoing, Sandler O’Neill hereby consents to the inclusion of this opinion as an exhibit to the proxy statement to be distributed to Mercantile’s stockholders to solicit their approval of the Merger. Sandler O’Neill further consents to the inclusion of a summary of this opinion in such proxy statements.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Mercantile’s Common Stock from a financial point of view.

Very truly yours,

/s/    SANDLER O’NEILL & PARTNERS, L.P.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 1741 of the Pennsylvania Business Corporation Law (“PBCL”) provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a representative of the corporation, or is or was serving at the request of the corporation as a representative of another enterprise. Such indemnity may be against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and if, with respect to any criminal proceeding, the person did not have reasonable cause to believe his conduct was unlawful.

Section 1742 of the PBCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another entity. Such indemnity may be against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except no indemnification shall be made in respect of any claim, issue, or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the court of common pleas of the judicial district embracing the county in which the registered office of the corporation is located or the court in which the action was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court of common pleas or other court deems proper.

Section 1743 of the PBCL provides, in general, that a corporation must indemnify any representative of a business corporation who has been successful on the merits or otherwise in defense of any action or proceeding referred to in Section 1741 or Section 1742 or in defense of any claim, issue, or matter therein, against expenses (including attorney fees) actually and reasonably incurred therein.

Section 1747 of the PBCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another entity against any liability asserted against the person in any capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify him against that liability under the provisions of the PBCL.

Article VII, Section 2 of the Registrant’s bylaws provides for indemnification to the fullest extent authorized by the laws of the Commonwealth of Pennsylvania for any person who was or is a director or officer of the Registrant, or is serving or shall have served at the request of the Registrant as a director, officer, employee or agent of another entity. The Registrant’s bylaws also permit the Registrant, upon authorization by its board of directors, to purchase and maintain insurance on behalf of any person to the full extent permitted by the laws of the Commonwealth of Pennsylvania.

The foregoing is only a general summary of certain aspects of Pennsylvania law and the Registrant’s bylaws dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of Sections 1741, 1742, and 1743 of the PBCL and Article VII, Section 2 of the bylaws of the Registrant.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits. The following is a list of Exhibits to this Registration Statement

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of October 8, 2006, by and between Mercantile Bankshares Corporation and The PNC Financial Services Group, Inc. (included in Part I as Annex A to the document included in this Registration Statement)

3.1	Amended and Restated Articles of Incorporation of Registrant, as in effect on the date hereof, incorporated herein by reference to Exhibit 3.3 of Registrant’s Current Report on Form 8-K filed August 25, 2005

3.2	Amended and Restated Bylaws of Registrant, as in effect on the date hereof, incorporated herein by reference to Exhibit 3.5 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005

4.1	Rights Agreement between the Registrant and The Chase Manhattan Bank dated May 15, 2000, incorporated herein by reference to Exhibit 1 to the Registrant’s Report on Form 8-A filed May 23, 2000

4.2	First Amendment to Rights Agreement among the Registrant, The Chase Manhattan Bank, and Computershare Investor Services, LLC dated January 1, 2003, incorporated herein by reference to Exhibit 4.8 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002

5.1	Opinion of George P. Long, as to the validity of the shares of PNC common stock*

8.1	Opinion of Davis Polk & Wardwell as to tax matters*

8.2	Opinion of Wachtell, Lipton, Rosen & Katz as to tax matters*

23.1	Consent of George P. Long (included in Exhibit 5.1 to this Registration Statement)

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of Deloitte & Touche LLP

23.4	Consent of Davis Polk & Wardwell (included in Exhibit 8.1 to this Registration Statement)

23.5	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2 to this Registration Statement)

24.1	Powers of Attorney

99.1	Form of Proxy Card for Special Meeting of Stockholders of Mercantile Bankshares Corporation

99.2	Consent of Sandler O’Neill & Partners, L.P.

*	To be filed by amendment.

Item 22. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

[Remainder of Page Intentionally Left Blank]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The PNC Financial Services Group, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Pittsburgh, Commonwealth of Pennsylvania, on November 30, 2006.

THE PNC FINANCIAL SERVICES GROUP, INC.

By:	/S/ JAMES E. ROHR
Name:	James E. Rohr
Title:	Chairman, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on November 30, 2006.

Signature	Title

/S/ JAMES E. ROHR James E. Rohr	Chairman, Chief Executive Officer and Director (Principal Executive Officer)

/S/ RICHARD J. JOHNSON Richard J. Johnson	Chief Financial Officer (Principal Financial Officer)

/S/ SAMUEL R. PATTERSON Samuel R. Patterson	Controller (Principal Accounting Officer)

* Paul W. Chellgren	Director

* Robert N. Clay	Director

* J. Gary Cooper	Director

* George A. Davidson, Jr.	Director

* Kay Coles James	Director

* Richard B. Kelson	Director

* Bruce C. Lindsay	Director

* Jane G. Pepper	Director

Signature	Title

* Lorene K. Steffes	Director

* Dennis F. Strigl	Director

* Stephen G. Thieke	Director

* Thomas J. Usher	Director

* George H. Walls, Jr.	Director

* Helge H. Wehmeier	Director

*By:	/S/ GEORGE P. LONG, III

George P. Long, III Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of October 8, 2006, by and between Mercantile Bankshares Corporation and The PNC Financial Services Group, Inc. (included in Part I as Annex A to the document included in this Registration Statement)

3.1	Amended and Restated Articles of Incorporation of Registrant, as in effect on the date hereof, incorporated herein by reference to Exhibit 3.3 of Registrant’s Current Report on Form 8-K filed August 25, 2005

3.2	Amended and Restated Bylaws of Registrant, as in effect on the date hereof, incorporated herein by reference to Exhibit 3.5 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005

4.1	Rights Agreement between the Registrant and The Chase Manhattan Bank dated May 15, 2000, incorporated herein by reference to Exhibit 1 to the Registrant’s Report on Form 8-A filed May 23, 2000

4.2	First Amendment to Rights Agreement among the Registrant, The Chase Manhattan Bank, and Computershare Investor Services, LLC dated January 1, 2003, incorporated herein by reference to Exhibit 4.8 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002

5.1	Opinion of George P. Long, as to the validity of the shares of PNC common stock*

8.1	Opinion of Davis Polk & Wardwell as to tax matters*

8.2	Opinion of Wachtell, Lipton, Rosen & Katz as to tax matters*

23.1	Consent of George P. Long (included in Exhibit 5.1 to this Registration Statement)

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of Deloitte & Touche LLP

23.4	Consent of Davis Polk & Wardwell (included in Exhibit 8.1 to this Registration Statement)

23.5	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2 to this Registration Statement)

24.1	Powers of Attorney

99.1	Form of Proxy Card for Special Meeting of Stockholders of Mercantile Bankshares Corporation

99.2	Consent of Sandler O’Neill & Partners, L.P.

*	To be filed by amendment.